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REGISTRANT'S NAME SkyPerfect Communications

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THOMSON FINANCIAL

FILE NO. 82- 05713

FISCAL YEAR 3/31/07

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OICF/BY: dlw

DATE: 2/25/08

ANNUAL REPORT 2007

SKY Perfect ~~JSAT~~
~~Corporation~~ Communication

SKY Perfect JSAT Corporation, Established on April 2, 2007

Operating under SKY Perfect JSAT are JSAT Corporation, which supports Japan's satellite broadcasting and communications industries as its first private-sector satellite operator, and SKY Perfect Communications Inc., a satellite broadcasting platform operator that takes a leading role in the nation's multichannel pay TV. The two companies operate jointly under the SKY Perfect JSAT Group banner.

Holding Company (Planning strategies, group management and other functions)

SKY Perfect JSAT Corporation

Operating Subsidiary

JSAT Corporation

JSAT Corporation ("JSAT"), which owns eight communications satellites, is the largest communications satellite operator in the Asia-Pacific region. Through this satellite fleet, JSAT supports the platform operation business of SKY Perfect Communications Inc. JSAT also provides video services for broadcasters and network services for government institutions and other public entities, as well as for internal corporate communications.

Operating Subsidiary

SKY Perfect Communications Inc.

Operating CS digital broadcasting platforms and delivering content via optical fiber, SKY Perfect Communications Inc. ("SKY Perfect") manages multichannel pay TV broadcasts. The company's mainstay SKY PerfecTV! service has developed into an offering spanning approximately 300 channels by around 100 broadcasting companies and attracting some 4 million subscribers.

The SKY Perfect JSAT Group aims to expand as a media group that contributes to a richer lifestyle. We have developed a new Group philosophy that embraces this goal.

SKY Perfect JSAT Group Philosophy

- As the leading provider of multichannel pay TV in Japan, we will drive an expansion of the multichannel pay TV market, and through our multichannel broadcasts contribute to a richer lifestyle for subscribers.
- With the aim of allowing all people to enjoy a wide range of video content, we will maintain a pioneering spirit as we incorporate new technologies, and provide easy-to-use, enriched broadcasting and telecommunications services.

SKY Perfect JSAT Corporation

The SKY Perfect JSAT corporate logo integrates the initial "J" of JSAT and the "S" of SKY Perfect into a dynamic motif that conjures up the image of "a new wind," powerfully expressing SKY Perfect JSAT's resolve to offer innovative new approaches. This conviction is in line with the SKY Perfect JSAT Group philosophy of serving as a base for the accumulation and transmission of multichannel content as a media group that delivers personalized and enriching video experiences to all.

Contents

Financial Highlights

JSAT Corporation, SKY Perfect Communications Inc. and their subsidiaries
Years ended March 31, 2005, 2006 and 2007

		Millions of yen			Thousands of U.S. dollars*
		2005	2006	**2007**	**2007**
For the year:					
Revenues	JSAT	¥ 44,388	¥ 43,952	**¥ 38,770**	**$ 328,562**
	SKY Perfect Communications	74,017	82,330	**85,422**	**723,915**
Operating income (loss)	JSAT	8,063	2,636	**10,599**	**89,824**
	SKY Perfect Communications	2,827	(262)	**2,426**	**20,559**
Net income (loss)	JSAT	4,078	(7,928)	**6,260**	**53,053**
	SKY Perfect Communications	3,709	358	**(1,312)**	**(11,119)**
Net income (loss) per share (yen and U.S. dollars):					
Basic	JSAT	¥11,223.68	¥(22,320.52)	**¥17,639.95**	**$ 149.49**
	SKY Perfect Communications	1,630.78	162.56	**(609.22)**	**(5.16)**
Diluted	JSAT	10,437.49	—	**16,416.47**	**139.12**
	SKY Perfect Communications	1,629.52	162.54	**—**	**—**
At year-end:					
Total assets	JSAT	¥ 159,904	¥ 169,733	**¥ 163,470**	**$1,385,340**
	SKY Perfect Communications	121,133	133,172	**121,643**	**1,030,873**
Total equity	JSAT	92,318	82,888	**86,814**	**735,707**
	SKY Perfect Communications	89,409	94,000	**87,340**	**740,169**

* U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥118 to $1, the approximate rate of exchange at March 31, 2007.

JSAT

Revenues



(Billions of yen)
45.1
45.1
44.4
44.0
38.8
2003 2004 2005 2006 2007

Operating Income



(Billions of yen)
12.6
11.0
8.1
2.6
10.6
2003 2004 2005 2006 2007

Net Income (Loss)



(Billions of yen)
6.2
6.5
4.1
-7.9
6.3
2003 2004 2005 2006 2007

Total Equity



(Billions of yen)
94.1
104.2
92.3
82.9
86.8
2003 2004 2005 2006 2007

SKY Perfect Communications

Revenues



(Billions of yen)
70.4
72.5
74.0
82.3
85.4
2003 2004 2005 2006 2007

Operating Income (Loss)



(Billions of yen)
-18.3
4.2
2.8
-0.3
2.4
2003 2004 2005 2006 2007

Net Income (Loss)



(Billions of yen)
-18.9
4.4
3.7
0.4
-1.3
2003 2004 2005 2006 2007

Total Equity



(Billions of yen)
88.8
96.3
89.4
94.0
87.3
2003 2004 2005 2006 2007

Breakdown of Revenues

JSAT

Network-Related

- Satellite communication services for government institutions, internal corporate communications, international data communications, mobile communications and other satellite communications services

Broadcast and Video Distribution

- Digital multichannel satellite broadcasting and other CS digital broadcasting services
- Video transmission for international and domestic broadcasters, as well as other specialized satellite communication services

Other

- Consigned operation of communications satellites owned by other companies

Breakdown of Consolidated Revenues



(Billions of yen)
50
40
30
20
10
0
16.9
18.0
16.0
16.1
12.5
27.3
26.5
27.8
27.2
25.8
0.9
0.7
0.6
0.7
0.5
2003
2004
2005
2006
2007
(Years ended March 31)
Network-related
Broadcast and video distribution
Other

SKY Perfect Communications

Subscriber-Related

Customer Management

- Subscriber processing for paid broadcasting services
- Issuing and lending IC cards; managing subscriber information; and handling contract changes, cancellations and other services that support paid broadcasting
- Creation of the Electric Program Guide, promotional channels and program guide magazines, and provision of other broadcasting program notification services
- Services to provide information in response to various other issues
- Fee collection and receiving services

Promoting the Proliferation of Digital Satellite Broadcasting

- Advertising and promotion via television, newspapers and other mass media
- Creating and maintaining a network of agencies to acquire subscriber contracts
- Creating and managing tuner specifications

Transmission-Related

- Converting video and sound signals for broadcast programming, under consignment by broadcasters, into digital signals that meet satellite broadcasting specifications
- Digital signal multiplexing, conversion and transmission (uplink) of broadcast programming under consignment by satellite operators

Other Fees and Revenues

- Collecting and receiving fees for program guide magazines, operating studio facilities and other activities

Breakdown of Consolidated Revenues



(Billions of yen)
100
80
60
40
20
0
46.7
47.3
48.6
50.6
52.2
8.0
8.9
9.8
9.1
9.2
15.8
16.2
15.6
22.7
24.0
2003
2004
2005
2006
2007
(Years ended March 31)
Subscriber-related
Transmission-related
Other fees and revenues

SKY Perfect JSAT Corporation | Breakdown of Revenues

To Our Shareholders and Investors



The SKY Perfect JSAT Group is involved in a range of measures designed to maximize the synergies of our business combination and emerge victorious from inter-media competition.

The Japanese broadcasting and communications industries operate in a dynamic business environment in which intense competition among media is the norm. Under these conditions, the Group is working on a number of initiatives to take full advantage of the synergies of our business combination, expand our business and heighten our management efficiency—all against the background of the ongoing fusion of broadcasting and communications in Japan. Our objective is to maximize corporate value.

A Business Environment Marked by Accelerating Change

Japan's broadcasting and communications industries are characterized by increasingly diverse preference in content, but the household penetration of multichannel pay TV broadcasts is lower than in other countries. In our view, the market has huge growth potential.

The broadcasting and telecommunications industry in Japan is bracing for the start of nationwide terrestrial digital broadcasts and the termination of analog broadcasts in 2011. At the same time, the industry is adapting to the spread of optical fiber networks, infrastructure for the emergence of next generation networks (NGNs), open environments

Changes in the Business Environment

Proliferation of terrestrial digital broadcasting

- 2008 Beijing Olympics
- Termination of terrestrial analog broadcasts in 2011

Timetable for Conversion to Digital Broadcasting



(Millions of units shipped)
Source: Japan Electronic and Information Technologies Industries Association
80
60
40
20
0
2004
2005
2006
2007
2008 (F)
2009 (F)
2010 (F)
2011 (F)
2012 (F)
(Years to March 31)

Terrestrial Broadcasting		2003– Commencement of digital broadcasting in three major metropolitan areas; 2006 Expanded to other major cities, Area expansion gradually implemented	July 2011 Termination of analog broadcasting ↓ Full digitization of broadcasting
Satellite Broadcasting	BS	2000 Commencement of digital broadcasting; 2007 Launch of next-generation satellite, Cessation of high-definition broadcasting	
	CS	Since its commencement, all CS broadcasting is digitized	
CATV		Digitization gradually implemented	

Spread of optical fiber networks and greater functionality

- NTT targeting 30 million subscribers
- Start of NGN in 2008

Diffusion of Broadband Internet Access in Japan



(Millions)
DSL
FTTH
CATV
Source: 2002–2007: Ministry of Internal Affairs and Communications
2008–2012: Forecast figures, Yano Research Institute
40
30
20
10
0
2002
2003
2004
2005
2006
2007
2008 (F)
2009 (F)
2010 (F)
2011 (F)
2012 (F)
(Years to March 31)

Further advances in the mobile environment

- Progress in 3.5G and other mobile phone technologies
- Progress in WiMAX and other wireless LANs

Increasing distribution of video content over the Internet

- Increase in volume of available content, partly due to growing user contribution and participation
- Emergence of a variety of mixed video services

Formation of large-scale telecommunications and broadcasting business groups centered on triple-play, quattro-play and FMC service offerings

that provide reliable connectivity with other IP networks, and the mobile environment's shift to broadband through the use of wireless LANs and other technologies. At the same time, video content is increasingly being distributed over the Internet, and large-scale telecommunications and broadcasting business groups are being formed around triple-play, quattro-play and fixed/mobile convergence (FMC) service offerings.

Significance and Objectives of the Business Combination

Over the past decade, the Group's two core operating subsidiaries, JSAT and SKY Perfect, have operated in tandem in the multichannel pay TV business, cooperating in the delivery of direct-to-home (DTH) services via communications satellites. By striving successfully to expand this market, we have built a customer base that now extends to 4.23 million registered subscribers.

Responding to a business environment that is transforming rapidly, we decided to combine the two companies into a single group to achieve even higher levels of corporate growth. As a result, we have concentrated the satellite operation and platform functions into a single group. This business structure for multichannel pay broadcasting is unprecedented in Japan.

JSAT owns a fleet of satellites and is skilled at deploying advanced communications technologies. SKY Perfect, for its part, is expert in multichannel broadcasting. The resulting combination provides an ideal balance of advanced video service offerings that promises to drive the market toward even greater development and further expansion. As a group, we will strengthen our multiplatform development, creating environments that allow individuals to enjoy a diverse range of content, anytime and anywhere. We will work to raise earnings by developing business domains where satellites have an advantage, centering on broadcast, public, global and mobile offerings. At the same time, we will work to maximize revenues and offer stable services.

Overview of the Business Combination

In October 2006, JSAT and SKY Perfect reached a basic agreement to form a business combination through the mutual transfer of shares. On March 27, 2007, JSAT and SKY Perfect both delisted their shares, and on April 2, 2007, the holding company, SKY Perfect JSAT, listed its shares on the First Section of the Tokyo Stock Exchange.

A share transfer was performed at a ratio of four SKY Perfect JSAT shares for each JSAT share and one SKY Perfect JSAT share for each share of SKY Perfect Communications. Now, JSAT and SKY Perfect are each wholly owned operating subsidiaries of SKY Perfect JSAT.

Leading the SKY Perfect JSAT management team are Masanori Akiyama, who was appointed Chairman and Representative Director, and Masao Nito, appointed President and Representative Director.

Overview of SKY Perfect JSAT Group


SKY Perfect JSAT
SKY Perfect
JSAT
Description of Business
Multiplatform Business
DTH Business
Satellite Communication Business
■ Broadcasting service via FTTH (SKY PerfecTV! HIKARI)
■ IP broadcasting, VOD
■ Mobile
□ Broadcasting service via satellite transmission (SKY PerfecTV!) (e2 by SKY PerfecTV!)
■ Domestic communication
■ Global
■ Government
■ Mobile
Positioning
Growth Strategy Leveraging DTH Business
Expanded Profitability as Core Business
Generation of Stable Profits
Growth Area
Stable Profits

Synergies from the Business Combination

Optimization of satellite broadcasting operations and expansion of the multichannel satellite broadcasting market

JSAT's satellite operation business and SKY Perfect's platform business are both essential to multichannel pay TV broadcasting. Until now, JSAT and SKY Perfect have made decisions independently and worked on their own to expand their respective companies. From now on, the combined SKY Perfect JSAT Group will operate under a new business framework that integrates both companies' operations and profits and allocates management resources optimally and with a high degree of freedom.

Enhancement of horizontal development through scale expansion

Expanded financial and human resources will enable the combined group to enhance subscriber satisfaction, as well as to expand its subscriber base. As one aspect of these activities, we will market aggressively and expand our content, promote high-definition (HD) offerings and move forward with the introduction of highly functional tuners. At the same time, we will make further inroads involving horizontal multiplatform developments, such as cable services using optical fiber and content distribution services using the Internet and mobile phones. We envision a host of growth opportunities. The combined Group will further develop the satellite communications business, employ strategies involving mergers and acquisitions, combine cable and wireless services and pursue the overseas development of the satellite communications business.

A stable satellite fleet that generates profits

In the satellite business, we aim to procure satellites efficiently and operate them in a reliable manner to maintain our base of revenue and profits. In addition, the operating companies will cooperate to increase the number of categories and expand the service area. Specifically, we will work to develop four areas in which satellites have an advantage: the broadcasting, public, global and mobile/mobile ubiquitous domains. In these areas, we will aggressively cultivate new projects and seek to bolster revenues and profits. In areas on the periphery of the satellite business, we will cultivate new business opportunities, including M&A activities. At the same time, as a satellite operator we will ensure the reliable operation of our satellite communications network while working to generate stable profits and cash flows.

Efficient operation of the group under a holding company structure

To ensure the smooth implementation of these strategies, the holding company will handle the Group's overall planning, operational and control functions. In addition, the holding company will seek to initiate more expeditious and strategic financial and investment planning and greater management efficiency.

Enhancing Corporate Value

We have announced a new Mid-Term Management Plan to launch our new structure by defining specific measures and objectives for expanding the multichannel pay TV broadcasting market and strengthening cross-media development. The overall Group has begun operating in accordance with this plan.

By progressing in line with our plan, we will work to expand Japan's market for multichannel pay TV broadcasts, as well as further developing the satellite communications and satellite broadcasting infrastructure in Japan and overseas. At the same time, we aim to enhance corporate value through integrated business expansion and improved management efficiency.

I ask our shareholders and other stakeholders for your continued understanding and support in these endeavors.

June 2007



Masao Nito
President and Representative Director

Based on the SKY Perfect JSAT Group's management philosophy, we have begun operating under a five-year Mid-Term Management Plan that aims to combine, integrate and employ Group resources in response to changes in the external environment. The plan emphasizes the provision of services that allow all people to enjoy a wide range of video content, as well as satellite services that are high in quality and reliability.

SKY PERFECT JSAT GROUP NEW MID-TERM MANAGEMENT PLAN

FROM APRIL 2007 THROUGH MARCH 2012

Applying the Synergies of Our Business Combination to Take on New Challenges

The Group has created a Mid-Term Management Plan to expand the multichannel pay TV broadcast market and strengthen horizontal cross-media developments. To ensure the provision of quality video content that households and individuals find enriching and can enjoy in comfort, we have formulated specific initiatives to expand and strengthen sales in each service area, spanning SKY PerfecTV!, e2 by SKY PerfecTV!, SKY PerfecTV! HIKARI and IP, mobile and other services. In the satellite communications business, we also plan to raise customer satisfaction through broadcasting and communications infrastructures and satellite services that are high in quality and reliability.

As we steadily employ the measures outlined in the Mid-Term Management Plan over the next five years, we aim to grow as a media group that delivers a personal, rich video life to all people. By the conclusion of this plan, in the fiscal year ending March 31, 2012, we intend to have a total base of 8 million subscribers to all multichannel pay TV broadcasts (total registrations at the end of the fiscal year). We are also targeting ¥240 billion in consolidated operating revenue and consolidated EBITDA of ¥50 billion.

Mid-Term Management Plan Targets

Financial Targets

	Year Ending March 31, 2012
Consolidated operating revenue	¥240 billion
Consolidated ordinary income	¥38 billion
Consolidated EBITDA	¥50 billion

Target Subscriber Numbers

	March 31, 2007	March 31, 2012
Total registrations*1	4.23 million	8.0 million
Individual subscribers by service type*2		
SKY PerfecTV!	3.20 million	3.6 million
e2 by SKY PerfecTV!	0.36 million	1.8 million
SKY PerfecTV! HIKARI	0.03 million	0.8 million
IP, Mobile and Other Services	0.04 million*3	1.3 million

*1: Total registrations
Total registrations = Number of individual contracts + number of registrations during free-view period before pay-view contract (provisional registrations only for SKY PerfecTV!) + number of corporate contracts (including displays at agents) + number of registrations for technology development, etc.

*2: Individual subscribers
Individual subscribers = Number of subscribers making payments on the basis of pay-subscription contracts (individual registrations).

*3: This figure is the number of individual subscribers to "other wired services" as of March 31, 2007.

Number of Individual Subscribers


(Millions)
8
6
4
2
0
■ SKY PerfecTV!
□ e2 by SKY PerfecTV!
□ SKY PerfecTV! HIKARI
□ IP, Mobile and Other Services
3.7
0.04
0.03
0.36
3.20
7.5
1.30
0.80
1.80
3.60
2007
2012

(Years to March 31)

Revenues / EBITDA / Ordinary Income


(Billions of yen)
280
210
140
70
0
117
240
25
50
12
38
2007 2012
Revenues
2007 2012
EBITDA
2007 2012
Ordinary Income

(Years to March 31)

SKY Perfect JSAT Corporation | New Mid-Term Management Plan

Service-Specific Measures for Each Service to Reach Mid-Term Management Plan Targets

SKY PerfecTV!

Our plan for extensive renewal includes the commencement of HD multichannel offerings and the introduction of highly functional tuners.

In the summer of 2008, we plan to begin HD multichannel broadcasts of approximately 10 channels. By autumn of 2009, we intend to expand this service to around 30 channels and begin offering a package of HD channels. We plan to introduce highly functional tuners for terrestrial digital broadcasts that incorporate the DVB-S.2 transmission format and the H.264 compression format, which should become more prevalent as HD broadcasts increase.

e2 by SKY PerfecTV!

More households will subscribe to this service as digital televisions equipped with three-wavelength tuners become more prevalent.

Our 110-degree CS digital broadcasting service, e2 by SKY PerfecTV!, currently includes two HD channels. During the fiscal year ending March 31, 2008, we plan to increase this number to around five, expanding it to 10 by the fiscal year ending March 31, 2010. In addition to a new sales strategy emphasizing the ease of enjoying multichannel offerings, the growing popularity of digital televisions should raise the household penetration of this service.

SKY PerfecTV! HIKARI

We are fostering increases in the number of individual subscribers by expanding our service area and strengthening our broadcasting lineup.

In line with our full-fledged extension of SKY PerfecTV! HIKARI services to detached homes, we plan to link an IP-based content distribution service with the radio frequency format currently offered for multichannel broadcast services.

IP, Mobile and Other Services

A host of new services are in the works, such as IP broadcasts, video transmission over wireless LAN and mobile multimedia broadcasts.

In the fiscal year ending March 31, 2008, we plan to begin offering optical fiber content distribution over IP. We also plan to develop a "light" version of SKY PerfecTV! for distribution of multichannel content to small monitors, such as those in personal televisions, mobile devices, computers, game consoles, PDAs and car navigation systems.

Business Projections (2008–2012)

(Years ending March 31)

Milestones of Each Platform



2008
2009
2010
2011
2012
Beijing Olympics
South Africa Football World Cup
Total: 30 channels
SKY PerfecTV!
Launch SKY PerfecTV! HD
Phase 1 (Scheduled for summer 2008): PPV (Films, adult entertainment, soccer)
Premium services, etc. (10 channels)
Phase 2 (Scheduled for fall 2009): Sales of HD package
Launch highly functional tuner
e2 by SKY PerfecTV!
Launch HD services
5 channels (projected)
10 channels (projected)
Completion of digitization of terrestrial broadcasting
SKY PerfecTV! HIKARI
Launch HD services
30 channels (projected)
Personal sales conducted jointly with NTT's B-FLET's; home appliance stores; door-to-door sales
Associated with video-on-demand (VOD) services
NTT's FTTH expansion plan
30 million households in 2011
IP, Mobile and Other Services
Participate in IP broadcasts
Respond to NGN development by NTT Group in 2009–2010

Service Expansion and Sales Strategies

Ensuring Fully Customer-Oriented Services and Enhancing Content to Improve Customer Satisfaction and Diversify Sales Routes

The Group has made a commitment to providing services that are more subscriber-oriented across all platforms. As part of this focus, we are introducing a range of discounts for households with multiple televisions and expanding our "friendly call" service that increases the number of opportunities for us to interact with customers. We also will expand the amount of programming in the HD format and offer a greater range of content—one appealing offering being all 620 J.League J1/J2 soccer matches. Our strategy to strengthen sales involves making home appliance stores the focus of our sales routes while expanding rental and web-based direct sales routes. We will also strengthen our alliance with the NTT Group involving the SKY PerfecTV! HIKARI and IP broadcast platforms.


Increase Number of Subscribers
Reduce Number of Service Cancellations
Improve Customer Satisfaction

- Updated SKY PerfecTV! website featuring promotional content and enhanced program guidance
- Launched campaign to offset the cost of reinstalling antennas when customers relocate
- Began providing friendly follow-up calls to new subscribers to answer any service-related questions
- Introduced a lottery with prizes including hit-movie screenings and invitations to premium events
- Enhanced e-mail consultation service for subscribers

Satellite Communications Business

Providing a Stable Satellite Fleet and Pursuing Steady Profit Generation

In the satellite communications business, we will work toward more efficient satellite procurement and operations. We will also expand our service categories and regions through collaboration. Initially, we will aggressively cultivate new products by pursuing the four pillars of HD broadcasting, mobile/mobile ubiquitous, public and global operations. Taking advantage of our prominent position as a satellite operator, we will strengthen our profit-generation base and cultivate new businesses, including M&A opportunities in satellite-related areas. Through such measures, we will ensure the stability of our satellite communications networks—our lifeline as an infrastructure operator—while generating stable earnings and cash flows.



Launch of the JCSAT-5A satellite on April 13, 2006

Focusing on Areas Where Satellites Have an Advantage

As well as maintaining our existing earnings base, we will work to improve earnings by developing new areas where satellites have an advantage.

Introduce New Technologies

■ HD Broadcasts
- SKY PerfecTV! HD channels

■ Mobile/Mobile Ubiquitous
- Land, sea and air mobile businesses
- Businesses that link with WiMAX and mobile terminals

■ Public
- Government agencies • Local governments • Bridging the "digital divide"
- Disaster prevention

■ Global
- Expand strategic alliance with INTELSAT Group (Horizons, IOR, POR)
- Boost sales and conduct M&As in Asian markets

Areas where satellites have an advantage

Maintain and Expand Existing Earnings Base
- Expand customer services through teleport services
- Expand sales through cooperation with NTT Group
- Stably increase profit and cash flows

Overview of JSAT Corporation

Established in 1985 as Japan's first private-sector satellite operator, JSAT has grown into the largest operator in Asia, with an eight-satellite fleet and a footprint that stretches from Asia to Oceania, North America and Hawaii. Also the world's fifth-largest satellite operator, JSAT owns the Horizons-1 satellite together with Intelsat, the world's largest operator.

JSAT's operations span HD broadcasting, mobile/mobile ubiquitous communications, and services for public-sector and global customers, and the company delivers innovative solutions that encourage satellite network usage. JSAT uses its satellite communications expertise to simultaneously broadcast large volumes of high-quality images to multiple locations, through SKY PerfecTV! digital broadcasting services to television relays, content distribution to retail outlets and nationwide auctions. The company helps pioneer new businesses by providing infrastructure and technical support to help broadcasters migrate to digital formats. JSAT's communications satellites are opening up new opportunities with applications.

Two Communications Satellites Launched in the Year Ended March 31, 2007

JCSAT-5A Communications Satellite

In April 2006, the JCSAT-5A communications satellite was launched into orbit over the equator, 2,240 kilometers south of Hawaii. Orbiting at 132° east longitude, the JCSAT-5A is the successor to the N-STARa satellite that JSAT operated previously. In addition to Ku-band transponders for communications in Japan and an S-band transponder for mobile communications, the satellite has C-band transponders for international communications. The footprint of this advanced, large-scale satellite extends from Hawaii and the rest of Oceania to cover all of Asia, contributing to the company's global service offerings.



Major Characteristics

Orbital position: 132° east longitude

JCSAT-5A specifications

(1) Type: A2100AX

(2) Transponders: Ku-band × 20 for fixed satellite communications services
C-band × 20 for fixed satellite communications services
S-band × 1 for mobile satellite communications services

(3) Area covered: Japan, Southeast Asia, Hawaii, Oceania

JCSAT-3A Communications Satellite

The JCSAT-3A communications satellite was launched in August 2006 and orbits at 128° east longitude. The launch took place in South America at Kourou, French Guiana. JCSAT-3A is the successor to JCSAT-3, which was the first satellite in Japan to carry digital multichannel SKY PerfecTV! broadcasts, deliver appealing content and offer a wide range of applications. JSAT aims to ensure the stable and reliable operation of JCSAT-3A, which will allow an extended range of service offerings.



Major Characteristics

Orbital position: 128° east longitude

JCSAT-3A specifications

(1) Type: A2100AX

(2) Transponders: Ku-band × 30 for fixed satellite communications services
C-band × 12 for fixed satellite communications services

(3) Area covered: Japan, Southeast Asia, Hawaii, Oceania

JSAT is the largest satellite operator in the Asia-Pacific region. We own eight satellites, whose footprint extends from India and Pakistan to Oceania, Hawaii and North America.



JCSAT-110 (110°E)
Positioned in the same orbit as BS satellites. JCSAT-110 is used for e2 by SKY PerfecTV!



JCSAT-4A (124°E)
This satellite handles SKY PerfecTV! broadcasts, as well as corporate internal networks and satellite intranet services.



JCSAT-R
This satellite is a backup for other JCSAT satellites.



JCSAT-3A (128°E)
Like JCSAT-4A, this satellite handles SKY PerfecTV! broadcasts, as well as corporate internal networks. The satellite provides coverage ranging from Pakistan to Hawaii, and principally handles international communications services in the Asia-Pacific region.



JCSAT-5A (132°E)
This satellite is used for telecommunications carrier services offered by the NTT Group and for corporate intranets.



JCSAT-1B (150°E)
Broad coverage makes this satellite suitable for domestic and international telecommunications services.



JCSAT-2A (154°E)
With a wide-ranging footprint covering Hawaii, Asia and Oceania, this satellite provides international communications services. In Japan, this satellite is used by communications companies and for corporate and public-sector communications networks and multichannel voice broadcasts.



Scheduled for launch
Horizons-2 (74°W)
The second joint satellite with Intelsat, Horizons-2 is scheduled for launch into an orbital slot at 74° west longitude in late 2007. Featuring a large payload of Ku-band transponders, Horizons-2 will respond to growing demand in North America for high-definition broadcasts, as well as data transmission.



Scheduled for launch
JCSAT-11 (JCSAT-RA)
JCSAT-11 is scheduled for launch in late 2007 as a successor to JCSAT-R. Like JCSAT-R, JCSAT-11 will be used as a backup to other JCSAT satellites.



Horizons-1 (127°W)
This communications satellite made JSAT the first Asian satellite operator to place a satellite over North America. The satellite's footprint extends from North America to Hawaii. Together with JCSAT-2A, this satellite creates a seamless network from the U.S. East Coast to Asia and Oceania. (A communications satellite jointly owned by Intelsat)

Overview of SKY Perfect Communications Inc.

SKY Perfect was originally founded in 1994 as DMC Planning, Inc., the platform provider of PerfecTV!, Japan's first communications satellite digital broadcasting service. In 1998, the Company merged with Japan Sky Broadcasting Co., Ltd., and assumed its current name. We benefited from a migration of approximately 322 thousand subscribers following DIRECTV Japan's termination of service in 2000 and subsequently listed our shares on the MOTHERS market of the Tokyo Stock Exchange in October 2000. Subscribers increased steadily after we announced that we had acquired the CS exclusive broadcasting rights for the 2002 FIFA World Cup Korea/Japan™ in September 2000, and the number of total subscribers topped 3 million in February 2002. In a move to expand our platforms, we instated a CS 110-degree digital broadcasting service, SKY PerfecTV!2 (now e2 by SKY PerfecTV!), in July 2002. In 2006, we began substantially expanding our Fiber To The Home ("FTTH") business through full-scale marketing efforts targeting residents of detached homes. SKY Perfect is working to enhance content and improve its profitability. As one success indicator, new subscriptions to e2 by SKY PerfecTV! are rising steadily.

Highlights

Full-Fledged Commencement of Sales Activities Promoting SKY PerfecTV! HIKARI to Detached Homes

In 2005, the SKY PerfecTV! HIKARI service began in the three major metropolitan areas of Tokyo, Osaka and Nagoya. At first, services were focused on condominiums, but in April 2006 we began extending the service to residents of detached homes. In line with this offering, an organization was created to make home sales visits in a tie-up promotion with Nippon Telegraph and Telephone Corporation ("NTT"). We also launched full-fledged sales promotion activities through various other routes, such as via mass merchandisers and telemarketing. These efforts succeeded in increasing the number of subscribers, and the service area is also expanding, centered on the Tokyo metropolitan region.



SKY PerfecTV! HIKARI trial display in NTT East Corporation's showroom

SKY PerfecTV! Begins WOWOW Broadcasts

In December 2006, channels provided by BS broadcaster WOWOW Inc. were added to SKY PerfecTV! WOWOW delivers strong premium channels featuring highly popular content, such as movies and sporting events. Its inclusion in SKY PerfecTV! has made the service more attractive than ever. Furthermore, cooperation between the SKY Perfect JSAT Group and WOWOW has contributed to the efficient acquisition of superior content, and should help to expand the pay TV market.



Acquisition of CS Broadcasting, IP and Mobile Rights to J.League Soccer

To cultivate new subscribers, over the medium term we intend to enhance our own-content library. We have acquired exclusive Japanese CS broadcast rights to five seasons of Japan's professional J.League soccer, beginning with the 2007 season, as well as the exclusive rights to deliver this content over IP networks and mobile systems. By broadcasting all J.League team matches, we anticipate an increase in new subscribers from J.League enthusiasts throughout the nation. As the official broadcasting partner for J.League, we will provide broad-ranging support for the J.League 100 Year Vision.



Photo © J.League

SKY Perfect Services

SKY PerfecTV!

In the Group's core SKY PerfecTV! business, we are a platform provider that transmits programs provided by broadcasters, manages subscribers and promotes the diffusion of satellite broadcasting. However, we have also acquired the rights to some programming, such as overseas sports programs, which we provide as our own content.

■ Channels: 188 television channels/101 radio channels

e2 by SKY PerfecTV!

e2 by SKY PerfecTV! is a satellite broadcast service that can be received by digital televisions equipped with three-wavelength tuners and antennas that can also receive terrestrial and BS digital broadcasts. This service offers popular channels from our SKY PerfecTV! service and some original channels, including the start of some HD broadcasts.

■ Channels: 69 television and data channels

SKY PerfecTV! HIKARI

Using FTTH networks operated by Nippon Telegraph and Telephone East Corporation ("NTT East") and Nippon Telegraph and Telephone West Corporation ("NTT West"), this service broadcasts SKY PerfecTV! channels, as well as other television channels of terrestrial (including digital) broadcasters and BS digital broadcasters, employing wavelength multiplexing technology.*

■ Channels: SKY PerfecTV! channels—290 television and radio channels
BS and terrestrial channels—Differ depending on region and viewing environment

*Wavelength multiplexing technology uses high-speed transmission technology to transmit multiple streams of data having different bandwidths over a single optical fiber.

Other Wired Services

These systems use CATV and wired transmission paths other than those used for SKY PerfecTV! HIKARI to provide digital multichannel broadcasts. Subscribers of Cable television Adachi are included in this category.

Note: Information on the number of channels is as of March 31, 2007.

Total Registrations


(Thousands)
5,000
4,000
3,000
2,000
1,000
0
42
3,383
123
3,523
1
203
3,620
40
9
321
3,737
41
30
474
3,685
2003
2004
2005
2006
2007
(Years ended March 31)
■ SKY PerfecTV!
■ e2 by SKY PerfecTV!
□ SKY PerfecTV! HIKARI
□ Other Wired Services

Corporate Governance

Fundamental Philosophy and State of Implementation

Fundamental Philosophy

As a publicly listed entity, the fundamental corporate governance goal of the SKY Perfect JSAT Group is to maximize corporate value in the capital markets. To this end, we strive to maintain positive relationships with all stakeholders, including shareholders, customers of the Group's services, broadcasters, business partners and employees. We recognize that it is essential to maintain high standards of corporate ethics that comply with all laws and regulations. We place utmost importance on increasingly sound management that can make decisions swiftly in changing social and economic environments. We endeavor to disclose information to shareholders and other investors promptly and accurately. Furthermore, we work to raise management transparency by disclosing a broad range of information.

State of Implementation

As a publicly listed "company with a board of auditors," we have proactively developed our own management and administrative structure. The Control & Affiliate Administration Department is in place to ensure transparency, raise management efficiency and strengthen management oversight.

Specifically, to speed management decision-making and maneuverability, the Company has put in place an executive officer system and increased the number of external directors to strengthen management oversight. We have established the Nomination Committee and the Remuneration Committee as institutions to advise the Board of Directors by independently nominating directors and setting compensation levels. The Information Disclosure Committee provides opinions to the President and Representative Director from the standpoint of speedy and accurate disclosure. The Investment Committee is in place to advise the President and Representative Director from the standpoint of investment appropriateness.

The Board of Directors comprises 11 members, four of whom are executive directors and six of whom are external directors. In principle, the Board of Directors meets monthly, and additional meetings are convened as necessary. The Board is responsible for deliberating and deciding matters concerning the execution of business by the Company, as well as important matters pertaining to the activities of its subsidiaries. The Board also shares information through reports received from Group companies concerning important issues that may arise. The six external directors have been selected for their extensive management experience, and their participation in multilateral deliberations at the Board of Directors meeting is designed to enhance the governance effectiveness of the Group.

To support decision-making by the President and Representative Director, the Management Committee has been put in place to deliberate important matters related to business execution. This committee supervises the progress of operations at subsidiaries, and discusses, shares information and strengthens the corporate governance of the Group. In principle, this committee meets biweekly and additional meetings are held as necessary.

The Company has a Board of Auditors

comprising four external corporate auditors, two of whom are standing auditors. Standing corporate auditors attend meetings of the Board of Directors, where they proactively present their opinions. Based on an annual audit plan, corporate auditors also audit the execution of business by directors. The Board of Auditors receives reports from the accounting auditor, as needed, and receives reports of internal audits from the Internal Audit Office. The Board of Auditors also receives reports on an as-needed basis from and liaises with Deloitte Touche Tohmatsu, the Company's accounting auditor. Such liaison principally involves mutual explanations and adjustments of audit plans, and the observance and confirmation by corporate auditors of the results of mid-term and year-end accounting audits, as well as of quarterly reviews.

Risk management and compliance activities are conducted principally from an operational standpoint. Each operating company has a Risk Management Committee and a Compliance Committee. The directors in charge of risk management and compliance, who have overall control of these functions, reference the results of deliberations by these committees. Internal audits are performed by the Internal Audit Office.

Internal Institutions and Controls


General Meeting of Shareholders
Board of Auditors
Board of Directors
Nomination Committee
Remuneration Committee
Chairman and Representative Director
President and Representative Director
Information Disclosure Committee
Management Committee
Internal Audit Office
Investment Committee
Corporate Planning & Strategy Division
Finance & Accounting Division
Corporate Administration Division
Corporate Planning Dept.
Control & Affiliate Administration Dept.
Information Systems Dept.
Finance Dept.
Accounting Dept.
Human Resources Dept.
General Affairs & Corporate Branding Dept.
Public Relations & Investor Relations Dept.

Directors and Corporate Auditors

(As of April 2, 2007)



Ryoji Hirabayashi　Masanori Akiyama　Masao Nito　Hiroo Sumitomo

Chairman and Representative Director

Masanori Akiyama

President and Representative Director

Masao Nito

Executive Directors

Ryoji Hirabayashi

Hiroo Sumitomo

Non-Executive Directors

Iwao Nakatani

Masakatsu Mori

Jun Murai

Hiromasa Otsuka

Kazunobu Iijima

Shigeru Ikeda

Kohei Manabe

Corporate Auditors

Shoichi Kameyama
(Standing)

Ryosuke Tsuruma
(Standing)

Toshiaki Katsushima

Kenichiro Tanaka

Financial Section

JSAT Corporation

Contents

Selected Financial Data

JSAT Corporation and Subsidiaries
Years ended March 31

	Thousands of yen					Thousands of U.S. dollars
	2003	2004	2005	2006	2007	2007
For the Year						
Revenues	¥ 45,121,139	¥ 45,144,899	¥ 44,388,397	¥ 43,952,451	**¥ 38,770,332**	**$ 328,562**
Operating expenses:						
Cost of services	26,656,106	27,604,352	28,856,162	33,633,233	**20,083,220**	**170,197**
Selling, general and administrative expenses	5,877,508	6,574,763	7,468,878	7,682,751	**8,087,864**	**68,541**
Operating income	12,587,525	10,965,783	8,063,357	2,636,467	**10,599,248**	**89,824**
Income (loss) before income taxes and minority interests	11,135,296	9,828,029	7,402,440	(13,386,847)	**10,049,378**	**85,164**
Net Income (loss)	6,202,590	6,460,136	4,077,563	(7,928,358)	**6,260,287**	**53,053**
Net cash provided by operating activities	25,342,452	22,847,715	23,298,876	22,310,730	**20,070,447**	**170,089**
Net cash used in investing activities	(30,064,716)	(14,424,929)	(10,790,575)	(33,902,107)	**(10,568,576)**	**(89,564)**
Net cash (used in) provided by financing activities	5,394,196	(7,529,584)	(11,871,758)	12,606,677	**(9,076,341)**	**(76,918)**
Per Share of Common Stock (yen and U.S. dollars)						
Net income (loss) per share:						
Basic	¥16,118.21	¥16,926.50	¥11,223.68	¥(22,320.52)	**¥17,639.95**	**$149.49**
Diluted	15,053.34	15,795.41	10,437.49	—	**16,416.47**	**139.12**
Cash dividends applicable to the year	6,000	6,000	6,000	6,000	**6,000**	**50.85**
At year-end						
Property and equipment	¥121,564,930	¥109,168,528	¥103,416,902	¥ 88,997,733	**¥ 93,627,376**	**$ 793,453**
Total assets	168,531,615	179,254,575	159,903,616	169,733,433	**163,470,123**	**1,385,340**
Total liabilities	73,762,753	74,415,695	67,413,213	86,660,314	**76,656,616**	**649,632**
Common stock	53,769,570	53,769,570	53,769,570	53,769,570	**53,769,570**	**455,674**
Total equity	94,143,865	104,166,998	92,317,603	82,888,366	**86,813,507**	**735,707**

Management's Discussion and Analysis

Prospective investors should read the following discussion of the financial condition and results of operations together with the financial statements and the notes to these statements, all of which are included in this annual report. This segment contains forward-looking statements.

Overview

During fiscal 2007, ended March 31, 2007, the satellite communications and broadcasting industry operating environment was characterized by tumultuous change, affected by such factors as the emergence of sophisticated, media-capable mobile terminals for one-segment broadcasting, which commenced recently. In addition, broadband services proliferated via expanding optical fiber networks, and the ongoing construction of next-generation network infrastructure.

Against this backdrop, we focused on the key pillars of our medium-term growth strategy: the expansion of global business, broadcast digitalization support, the launching of mobile communications services and the development of the public-sector market through communications satellites—the backbone of our business.

During the year, JSAT continued to provide services to customers for domestic and mobile data communications and broadcasting. We also enhanced our services in Hawaii, Oceania and Asia, helped by the successful launch and inauguration into service of JCSAT-5A and JCSAT-3A, which replaced communications satellites that were already in service.

Revenues decreased 11.8%, to ¥38,770 million. The Company enjoyed higher revenues from its U.S. subsidiary that provides Horizon-1 communications satellite services to North America and Hawaii, as well as from the startup of S-band mobile data network services. Having a negative impact on revenues, however, was the expiration of several large contracts, and other customers scaled back their usage. We also experienced declining revenues from some services and the cancellation of others.

Revenue

JSAT's financial statements are based on a single business segment: the provision of satellite transponder capacity on satellites owned by the Company. However, to facilitate efficient and effective management we break down revenue information its two main service areas and analyze this data by customer and service type.

Breakdown by Service Type

Network-Related Services

We provide satellite communications services for government agencies, as well as corporate intranet transmission, international data transmission and services related to mobile data networks. This first category includes telecommunications carrier services for NTT Communications Corporation, NTT East Corporation, NTT West Corporation and NTT DoCoMo, Inc.

The expanded use of the Horizon-1 services and the startup of mobile communications services for NTT DoCoMo contributed to revenue. On the other hand, the expiration of contracts with other NTT group members had a negative effect on revenue, as did scaled-back usage, declining revenues from some services and the cancellation of others. Consequently, revenue from network-related services fell 22.1%, to ¥12,523 million.

Broadcast and Video Distribution Services

We provide broadcasters with exclusive satellite transmission services, such as domestic and international video transmission. Revenue in this category decreased 5.1% during the year, to ¥25,759 million, mainly due to the modification of service clauses of CS broadcasting service agreements.

Other

Revenue from other services rose 32.5%. to ¥488 million.

Operating Expenses

The operating cost of services fell ¥13,550 million, to ¥20,083 million, largely due to a ¥10,845 million decrease in depreciation expenses. In the previous fiscal year, we posted additional deprecation expenses because of an accounting change in the useful life of our satellites—one of the improvements in our operational structure from a risk management viewpoint. Furthermore, the depreciation of our new replacement communications satellite commenced in mid-year, reducing depreciation expenses for the year under review.

Operating income rose ¥7,963 million, to ¥10,599 million. Contributing to this increase was the aforementioned decrease in cost of services. General and administrative expenses also declined, owing to the exclusion of one domestic subsidiary from the scope of consolidation.

Other Income and Expenses

Other income posted during the year included interest income of ¥820 million, dividend income of ¥224 million and foreign currency translation gains of ¥185 million. Other expenses included an interest expense of ¥900 million, equity in losses of affiliated companies of ¥437 million and an allowance for office relocation of ¥553 million. Consequently, income before income taxes and minority interests increased ¥23,436, million, to ¥10,049 million, and net income rose to ¥6,260 million, a ¥14,189 million improvement from the net loss posted in the preceding term.

Financial Position

Total assets on March 31, 2007, were ¥163,470 million, down ¥6,263 million from one year earlier. Total liabilities were ¥76,657 million, down ¥10,004 million, mainly because of the redemption of


Revenues
(Millions of yen)
45,121
45,145
44,388
43,952
38,770
2003
2004
2005
2006
2007


Operating Income
(Millions of yen)
12,588
10,966
8,063
2,636
10,599
2003
2004
2005
2006
2007


Net Income (Loss)
(Millions of yen)
6,203
6,460
4,078
-7,928
6,260
2003
2004
2005
2006
2007

convertible bonds. Total equity, including minority interests, increased ¥3,740 million, to ¥86,814 million, mainly because of the improvement in net income. As a result, the equity ratio rose 4.2 percentage points, to 53.0%.

Cash Flows

Net cash provided by operating activities declined ¥2,240 million, to ¥20,070 million. This difference was attributable mainly to lower depreciation and amortization and the absence of insurance claim payments that were present during the preceding term. On the positive side, income taxes paid decreased, owing to the application of deferments stemming from the preceding term's net loss.

Net cash used in investing activities decreased ¥23,334 million, to ¥10,569 million. Of this amount, purchases of property and equipment—mainly communications satellites and satellite communications equipment—used ¥17,673 million in cash, while proceeds from sales and redemption of investment securities provided ¥13,701 million.

Net cash used in financing activities amounted to ¥9,076 million. Major factors included ¥19,592 in payments of redemption of convertible bonds, and a decrease in proceeds from long-term debts.

As a result of these factors, cash and cash equivalents at the end of the year came to ¥4,395 million, an increase of ¥428 million from one year earlier.

Risk Factors

1. Satellite launch risk and operational failure risk

As JSAT's business relies on the operation of a satellite fleet, there is inherent risk involving possible launch failure and in-orbit operational failure (e.g., breakdown, excessive fuel consumption, collision with space debris, control problems). To prepare for such risks, JSAT purchases launch and in-orbit insurance covering almost all of its satellite manufacturing costs, relaunch costs and the cost of obtaining new insurance. However, not all costs that may result from satellite launch failures are covered by such insurance.

In-orbit insurance is based on the satellite's book value and does not cover the replacement cost. The Company maintains one satellite in orbit exclusively for emergency backup. However, the backup satellite may not be able to replace all of a failed satellite's capacity and cannot replace transponder capacity on certain JSAT satellites.

2. Foreign exchange risk

Although the Company's revenues are denominated mainly in Japanese yen, two of its major expense items, the construction and launch of new satellites, are denominated in U.S. dollars. JSAT has established foreign exchange forward and option contracts to reduce its exposure to currency fluctuations.

3. Risk of legal changes

The Company's business involves the launch and operation of satellites in domestic and overseas markets. Any changes to the legal requirements regarding satellites could have a potentially negative effect on our operations. We currently carry out our business without any hindrance from legal regulations, however, there is no guarantee that these regulations will continue in their current format or that the Company will not be adversely affected by these regulations, nor is there any guarantee that we may not be required to halt part of our operations.

Consolidated Balance Sheets

JSAT Corporation and Subsidiaries
March 31, 2006 and 2007

	Thousands of yen		Thousands of U.S. dollars (Note 1)
	2006	2007	2007
ASSETS			
Current Assets:			
Cash and cash equivalents	¥ 3,966,314	¥ 4,394,566	$ 37,242
Time deposits	118,070	479,123	4,060
Short-term investments (Note 3)	8,061,124	3,382,509	28,665
Accounts receivables:			
Trade	1,987,370	2,268,699	19,226
Affiliated companies	521,768	338,109	2,865
Allowance for doubtful receivables	(30,526)	(78,199)	(663)
Inventories	174,307	137,289	1,164
Deferred tax assets (Note 9)	816,042	779,679	6,607
Short-term loans	9,300,000	7,190,774	60,939
Other current assets	3,213,280	3,540,961	30,009
Total current assets	28,127,749	22,433,510	190,114
Property and Equipment (Note 4):			
Buildings and structures	5,847,731	5,922,639	50,192
Machinery and equipment	11,946,009	13,096,921	110,991
Telecommunications satellites	142,131,721	142,261,887	1,205,609
Land	2,465,836	2,456,241	20,816
Construction in progress	45,653,248	10,430,736	88,396
Others	3,154,448	3,483,081	29,518
Total	211,198,993	177,651,505	1,505,522
Accumulated depreciation	(122,201,260)	(84,024,129)	(712,069)
Net property and equipment	88,997,733	93,627,376	793,453
Investments and Other Assets:			
Goodwill	223,284	111,642	946
Investment securities (Notes 3 and 5)	34,222,232	25,507,082	216,162
Investment in affiliated companies	4,657,383	4,340,333	36,782
Advances to affiliated companies	3,868,473	9,658,362	81,851
Deferred tax assets (Note 9)	8,087,387	6,193,517	52,487
Other assets	1,549,192	1,598,301	13,545
Total investments and other assets	52,607,951	47,409,237	401,773
Total	¥ 169,733,433	¥163,470,123	$1,385,340

See notes to consolidated financial statements.

	Thousands of yen		Thousands of U.S. dollars (Note 1)
	2006	2007	2007
LIABILITIES AND EQUITY			
Current Liabilities:			
Short-term borrowings (Note 5)	¥ 170,000	—	—
Current portion of long-term debt (Note 5)	9,715,492	¥ 6,804,732	$ 57,667
Convertible bonds (Note 5)	19,592,000	—	—
Accounts payable—Trade	313,134	185,893	1,575
Income taxes payable (Note 9)	1,061,174	1,175,930	9,966
Accrued bonuses to directors and corporate auditors	—	74,720	633
Liabilities for cost relation to the shift of transponders	559,186	—	—
Allowance for long-term sales commitments	419,376	376,023	3,187
Allowance for office relocation	—	553,062	4,687
Other current liabilities	9,760,480	6,713,825	56,897
Total current liabilities	41,590,842	15,884,185	134,612
Long-Term Liabilities:			
Long-term debt (Note 5)	40,671,205	56,556,362	479,291
Liabilities for retirement benefits (Note 6)	1,309,726	1,306,358	11,071
Liabilities for retirement benefits for directors (Note 6)	105,212	102,071	865
Allowance for long-term sales commitments	1,453,358	1,077,335	9,130
Deferred tax liabilities	—	293,079	2,484
Other liabilities	1,529,971	1,437,226	12,180
Total long-term liabilities	45,069,472	60,772,431	515,021
MINORITY INTERESTS	184,753	—	—
EQUITY (Note 7):			
Common stock-authorized 1,000,000 shares in 2006 and 2007, issued, 356,418 shares in 2006 and 2007	53,769,570	53,769,570	455,674
Capital surplus	21,260,822	21,260,822	180,177
Stock acquisition rights (Note 8)	—	9,866	84
Retained earnings	6,816,218	10,947,150	92,772
Net unrealized gain on available-for-sale securities	1,558,180	830,057	7,034
Deferred gain on derivatives under hedge accounting	—	274,252	2,324
Foreign currency translation adjustment	(124,561)	(86,705)	(735)
Treasury stock, at cost, 1,525.5 shares in 2006 and 2007	(391,863)	(391,863)	(3,321)
Total	82,888,366	86,613,149	734,009
Minority interest	—	200,358	1,698
Total equity	82,888,366	86,813,507	735,707
Total	¥169,733,433	¥163,470,123	$1,385,340

Consolidated Statements of Operations

JSAT Corporation and Subsidiaries
For the years ended March 31, 2005, 2006 and 2007

	Thousands of yen			Thousands of U.S. dollars (Note 1)
	2005	2006	2007	2007
Revenues	¥44,388,397	¥ 43,952,451	**¥38,770,332**	**$328,562**
Operating Expenses:				
Cost of services	28,856,162	33,633,233	**20,083,220**	**170,197**
Selling, general and administrative expenses (Note 10)	7,468,878	7,682,751	**8,087,864**	**68,541**
Operating Income	8,063,357	2,636,467	**10,599,248**	**89,824**
Other Income (Expenses):				
Interest and dividend income	401,389	486,891	**1,044,591**	**8,852**
Interest expense (Note 5)	(520,584)	(441,327)	**(899,661)**	**(7,624)**
Foreign currency transaction gains (losses)–net	(276,627)	253,901	**184,618**	**1,565**
Equity in losses of affiliated companies	(105,487)	(447,639)	**(437,458)**	**(3,707)**
Impairment loss (Note 4)	—	(9,274,999)	**(9,595)**	**(81)**
Loss on the sale of the JC-HITS business (Note 15)	—	(3,823,890)	**—**	**—**
Compensation for damage (Note 15)	—	(3,004,145)	**—**	**—**
Gain on insurance claim (Note 15)	—	1,061,360	**—**	**—**
Allowance for office relocation	—	—	**(553,062)**	**(4,687)**
Other—net	(159,608)	(833,466)	**120,697**	**1,022**
Other income—net	(660,917)	(16,023,314)	**(549,870)**	**(4,660)**
Income (Loss) before Income Taxes and Minority Interests	7,402,440	(13,386,847)	**10,049,378**	**85,164**
Income Taxes (Note 9):				
Current	3,563,495	1,964,765	**1,241,287**	**10,520**
Deferred	(276,283)	(7,440,023)	**2,532,198**	**21,459**
Total income taxes	3,287,212	(5,475,258)	**3,773,485**	**31,979**
Minority Interests in Net Income	37,665	16,769	**15,606**	**132**
Net Income (Loss)	¥ 4,077,563	¥ (7,928,358)	**¥ 6,260,287**	**$ 53,053**

	Yen			U.S. dollars (Note 1)
	2005	2006	2007	2007
Per Share of Common Stock (Notes 8 and 13):				
Net income (loss)				
Basic	¥11,223.68	¥(22,320.52)	**¥17,639.95**	**$149.49**
Diluted	10,437.49	—	**16,416.47**	**139.12**
Cash dividends applicable to the year	6,000	6,000	**6,000**	**50.85**

See notes to consolidated financial statements.

SKY Perfect JSAT Corporation　JSAT Corporation

Consolidated Statements of Changes in Equity

JSAT Corporation and Subsidiaries
For the years ended March 31, 2005, 2006 and 2007

		Thousands of yen				
	Outstanding number of shares of common	Common stock	Capital surplus	Retained earnings	Treasury stock	Sub-total
Balance at April 1, 2004	375,919.0	¥53,769,570	¥31,188,380	¥15,111,082	¥(3,190,211)	¥96,878,821
Changes for the year:						
Cash dividend				(2,197,014)		(2,197,014)
Net income				4,077,563		4,077,563
Directors' bonus paid				(63,087)		(63,087)
Purchase of treasury stock	(19,501.0)				(6,737,347)	(6,737,347)
Other–net						
Net change for the year	(19,501.0)	–	–	1,817,462	(6,737,347)	(4,919,885)
Balance at March 31, 2005	356,418.0	¥53,769,570	¥31,188,380	¥16,928,544	¥(9,927,558)	¥91,958,936

	Thousands of yen					
	Net unrealized gain (loss) on available-for-sale securities	Deferred gain on derivatives under hedge accounting	Foreign currency translation adjustments	Stock acquisition rights	Minority interests	Total equity
Balance at April 1, 2004	¥ 7,699,219	–	¥(411,042)	–	¥ 671,881	¥104,838,879
Changes for the year:						
Cash dividend						(2,197,014)
Net income						4,077,563
Directors' bonus paid						(63,087)
Purchase of treasury stock						(6,737,347)
Other–net	(6,841,535)	–	(87,975)	–	(499,082)	(7,428,592)
Net change for the year	(6,841,535)	–	(87,975)	–	(499,082)	(12,348,477)
Balance at March 31, 2005	¥ 857,684	–	¥(499,017)	–	¥ 172,799	¥ 92,490,402

		Thousands of yen				
	Outstanding number of shares of common	Common stock	Capital surplus	Retained earnings	Treasury stock	Sub-total
Balance at April 1, 2005	356,418.0	¥53,769,570	¥31,188,380	¥ 16,928,544	¥(9,927,558)	¥ 91,958,936
Changes for the year:						
Cash dividend				(2,133,934)		(2,133,934)
Net income				(7,928,358)		(7,928,358)
Directors' bonus paid				(50,034)		(50,034)
Purchase of treasury stock	(1,525.5)				(391,863)	(391,863)
Retirement of treasury stock			(9,927,558)		9,927,558	
Other–net						
Net change for the year	(1,525.5)	–	(9,927,558)	(10,112,326)	9,535,695	(10,504,189)
Balance at March 31, 2006	354,892.5	¥53,769,570	¥21,260,822	¥ 6,816,218	¥ (391,863)	¥ 81,454,747

	Thousands of yen					
	Net unrealized gain on available-for-sale securities	Deferred gain on derivatives under hedge accounting	Foreign currency translation adjustments	Stock acquisition rights	Minority interests	Total equity
Balance at April 1, 2005	¥ 857,684	–	¥(499,017)	–	¥ 172,799	¥92,490,402
Changes for the year:						
Cash dividend						(2,133,934)
Net income						(7,928,358)
Directors' bonus paid						(50,034)
Purchase of treasury stock						(391,863)
Retirement of treasury stock						
Other–net	700,496	–	374,456	–	11,954	1,086,906
Net change for the year	700,496	–	374,456	1,817,462	(6,737,347)	(4,919,885)
Balance at March 31, 2006	¥1,558,180	–	¥(124,561)	–	¥ 184,753	¥83,073,119

	Outstanding number of shares of common	Thousands of yen				
		Common stock	Capital surplus	Retained earnings	Treasury stock	Sub-total
Balance at April 1, 2006	354,892.5	¥53,769,570	¥21,260,822	¥ 6,816,218	¥(391,863)	¥81,454,747
Reclassified balance at March 31, 2006 (Note 2. l)						
Changes for the year:						
Cash dividend (Note 7)				**(2,129,355)**		**(2,129,355)**
Net Income				**6,260,287**		**6,260,287**
Other–net						
Net change for the year		–	–	**4,130,932**	–	**4,130,932**
Balance at March 31, 2007	**354,892.5**	**¥53,769,570**	**¥21,260,822**	**¥10,947,150**	**¥(391,863)**	**¥85,585,679**

	Thousands of yen					
	Net unrealized gain (loss) on available-for-sale securities	Deferred gain on derivatives under hedge accounting	Foreign currency translation adjustments	Stock acquisition rights	Minority interests	Total equity
Balance at April 1, 2006	¥1,558,180	–	¥(124,561)	–	–	¥82,888,366
Reclassified balance at March 31, 2006 (Note 2. l)					**¥184,753**	**184,753**
Changes for the year:						
Cash dividend (Note 7)						**(2,129,355)**
Net Income						**6,260,287**
Other–net	**(728,123)**	**¥274,252**	**37,856**	**¥9,866**	**15,605**	**(390,544)**
Net change for the year	**(728,123)**	**274,252**	**37,856**	**9,866**	**15,605**	**3,740,388**
Balance at March 31, 2007	**¥ 830,057**	**¥274,252**	**¥ (86,705)**	**¥9,866**	**¥200,358**	**¥86,813,507**

	Thousands of U.S. dollars (Note 1)				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Sub-total
Balance at April 1, 2006	$455,674	$180,176	$ 57,765	$(3,320)	$690,295
Reclassified balance at March 31, 2006 (Note 2. l)					
Changes for the year:					
Cash dividend (Note 7)			**(18,045)**		**(18,045)**
Net Income			**53,053**		**53,053**
Other–net					
Net change for the year	–	–	**35,008**	–	**35,008**
Balance at March 31, 2007	**$455,674**	**$180,176**	**$ 92,773**	**$(3,320)**	**$725,303**

	Thousands of U.S. dollars (Note 1)					
	Net unrealized gain (loss) on available-for-sale securities	Deferred gain on derivatives under hedge accounting	Foreign currency translation adjustments	Stock acquisition rights	Minority interests	Total equity
Balance at April 1, 2006	$13,205	–	$(1,056)	–	–	$702,444
Reclassified balance at March 31, 2006 (Note 2. l)					**$1,566**	**1,566**
Changes for the year:						
Cash dividend (Note 7)						**(18,045)**
Net income						**53,053**
Other–net	**(6,171)**	**$2,324**	**321**	**$84**	**132**	**(3,310)**
Net change for the year	**(6,171)**	**2,324**	**321**	**84**	**132**	**31,698**
Balance at March 31, 2007	**$ 7,034**	**$2,324**	**$ (735)**	**$84**	**$1,698**	**$735,708**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

JSAT Corporation and Subsidiaries
For the years ended March 31, 2005, 2006 and 2007

	Thousands of yen			Thousands of U.S. dollars (Note 1)
	2005	2006	2007	2007
Operating Activities:				
Income before income taxes and minority interests	¥ 7,402,440	¥ (13,386,847)	**¥ 10,049,378**	**$ 85,164**
Adjustments for:				
Income taxes paid	(3,847,320)	(2,695,480)	**(1,078,463)**	**(9,139)**
Depreciation and amortization	16,934,966	21,162,906	**9,951,467**	**84,335**
Impairment loss	—	9,274,999	**9,595**	**81**
Allowance for doubtful receivables	(180,605)	(66,914)	**(33,753)**	**(286)**
Accrued bonuses to directors and corporate auditors	—	—	**74,720**	**633**
Liabilities for retirement benefits	168,212	132,453	**(3,368)**	**(29)**
Liabilities for retirement benefits for directors and corporate auditors	24,719	29,945	**(3,141)**	**(27)**
Allowance for long-term sales commitments	—	—	**(419,375)**	**(3,554)**
Allowance for office relocation	—	—	**553,062**	**4,687**
Foreign exchange (gain) loss	289,255	(227,610)	**(234,467)**	**(1,987)**
Equity in net losses of affiliated companies	105,487	447,639	**437,458**	**3,708**
Gain on insurance claim	—	(1,061,360)	**—**	**—**
Insurance claim received	—	1,061,360	**—**	**—**
Compensation for damage	—	3,004,145	**—**	**—**
Compensation for damage paid	—	(1,135,226)	**(101,085)**	**(857)**
Loss on sales of JC-HITS business	—	3,823,890	**—**	**—**
Changes in assets and liabilities:				
(Increase) decrease in receivables-trade and affiliated companies	139,692	(297,034)	**(97,670)**	**(828)**
(Increase) decrease in inventories	(11,622)	(91,719)	**11,773**	**100**
Decrease in prepaid expenses	618,021	643,805	**266,266**	**2,256**
(Increase) decrease in other receivable	2,008,251	(489,253)	**451,122**	**3,823**
(Increase) decrease in interest and dividend receivable	11,238	(22,524)	**(7,345)**	**(62)**
Decrease in trade payables	(78,462)	(49,807)	**(127,241)**	**(1,078)**
Increase (decrease) in other payables	(185,248)	1,048,530	**(464,466)**	**(3,936)**
Increase (decrease) in interest payable	(14,549)	(9,975)	**140,619**	**1,192**
Other—net	(85,599)	1,214,807	**695,361**	**5,893**
Total adjustment	15,896,436	35,697,577	**10,021,069**	**84,925**
Net cash provided by operating activities	23,298,876	22,310,730	**20,070,447**	**170,089**
Investing Activities:				
Payments for time deposits	—	(110,260)	**(349,140)**	**(2,959)**
Purchases of short-term investments	—	(8,140,829)	**(43,388,561)**	**(367,700)**
Proceeds from sales and redemption of short-term investments	—	100,000	**43,887,617**	**371,929**
Net changes in short-term loans	(1,600,000)	—	**—**	**—**
Payments of short-term loans	—	(25,900,000)	**(14,800,000)**	**(125,424)**
Proceeds from collection of short-term loans	—	25,500,000	**16,200,000**	**137,288**
Purchases of investment securities	(6,924,328)	(25,163,155)	**(2,045,230)**	**(17,332)**
Proceeds from sales and redemption of investment securities	8,956,665	21,200,208	**13,700,954**	**116,110**
Purchases of investment in affiliated companies	(5,000)	(230,200)	**—**	**—**
Purchases of acquisition of subsidiaries	(435,680)	—	**—**	**—**
Proceeds from sales of investment in subsidiaries	—	390,588	**—**	**—**
Purchases of property and equipment	(9,841,265)	(17,666,311)	**(17,673,266)**	**(149,773)**
Proceeds from sales of property and equipment	—	326,384	**859**	**7**
Purchases of software	(1,212,923)	(1,563,761)	**(484,025)**	**(4,102)**
Proceeds from sales of software	—	273,844	**—**	**—**
Payments of long-term loans	—	(3,718,615)	**(5,617,784)**	**(47,608)**
Proceeds from collection of long-term loans	271,956	800,000	**—**	**—**
Net cash used in investing activities	(10,790,575)	(33,902,107)	**(10,568,576)**	**(89,564)**
Financing Activities:				
Proceeds from short-term borrowing	6,170,000	270,000	**90,000**	**763**
Payments of short-term borrowing	(2,200,000)	(5,270,000)	**(260,000)**	**(2,203)**
Proceeds from long-term debts	5,000,000	28,718,615	**20,117,784**	**170,490**
Payments of long-term payables	(11,497,822)	(8,592,182)	**(7,315,492)**	**(61,996)**
Payments of redemption of convertible bonds	(405,048)	—	**(19,592,000)**	**(166,034)**
Purchases of treasury stock	(6,744,084)	(392,255)	**—**	**—**
Dividends paid	(2,179,598)	(2,123,123)	**(2,116,633)**	**(17,938)**
Dividends paid no minority shareholders	(15,206)	(4,378)	**—**	**—**
Net cash (used in) provided by financing activities	(11,871,758)	12,606,677	**(9,076,341)**	**(76,918)**
Foreign currency translation adjustments on cash and cash equivalents	1,921	79,181	**2,723**	**22**
Net increase in cash and cash equivalents	638,464	1,094,481	**428,253**	**3,629**
Cash and cash equivalents, beginning of year	2,233,369	2,871,833	**3,966,314**	**33,613**
Cash and cash equivalents, end of year	¥ 2,871,833	¥ 3,966,314	**¥ 4,394,567**	**$ 37,242**

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

JSAT Corporation and Subsidiaries

1

Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of accounting principles generally accepted in the United States of America and International Financial Reporting Standards.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, certain prior year amounts have been reclassified in conform to the current presentation.

On December 27, 2005, the Accounting Standard Board of Japan (ASBJ) published a new accounting standard for the statement of changes in equity, which is effective for fiscal years ending on or after May 1, 2006.

The consolidated statement of shareholders' equity is now required under generally accepted accounting principles in Japan and has been renamed "the consolidated statement of changes in equity" in the current fiscal year.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which JSAT Corporation (the "Company") is incorporated and operates. The translations of Japanese yen amounts into US dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥118 to $1, the approximate rate of exchange at March 31, 2007. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

2

Summary of Significant Accounting Policies

a. Consolidation

The consolidated financial statements include the accounts of the Company and all subsidiaries (together, the "Companies").

The number of consolidated subsidiaries and affiliated companies, in which investments are accounted for under the equity method, at March 31, 2006 and 2007 is summarized below.

	2006	**2007**
Consolidated subsidiaries	2	**2**
Affiliated companies	3	**3**

Under the control or influence concept, those companies in which the Company, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Companies have the ability to exercise significant influence are accounted for by the equity method.

Goodwill, the excess of the cost of an acquisition over the fair value of the net assets of the acquired subsidiaries and associated companies at the date of acquisition, is amortized on a straight-line basis over five years.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Companies is eliminated.

b. Cash Equivalent

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include time deposits, which mature or become due within three months of the date of acquisition.

c. Short-Term Investments and Investment Securities

The Companies classify securities as available-for-sale securities depending on management's intent.

Marketable available-for-sale securities are stated at fair value with unrealized gains and losses, net of applicable taxes, stated in a separate component of equity. The cost of securities sold is determined based on the moving-average method.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. For other than temporary declines in fair value, non-marketable available-for-sale securities are reduced to net realizable value by a charge to income.

d. Allowance for Doubtful Receivables

An allowance for doubtful receivables is established in amounts considered to be appropriate based on the Companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding. In addition, an impairment loss is recognized if the present value of expected future cash flows discounted at the loan's effective interest rate is less than recorded investment.

e. Inventories

Inventories are mainly stated at the lower of cost, determined on the specific identification basis, or market.

f. Property and Equipment

Property and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets. Estimated useful lives for property and equipment are principally as follows:

Buildings and structures	5 to 50 years
Machinery and equipment	4 to 9 years
Telecommunications satellites	10 to 15 years
Others	2 to 15 years

At April 1, 2005, the Company reduced the estimated useful lives of certain telecommunications satellites by applying the lower of their remaining fuel lives or design lives.

As a result, an additional ¥5,175,419 thousand of depreciation expense was recorded during the year ended March 31, 2006. The Company periodically evaluates the estimated useful lives used to depreciate its telecommunications satellites.

g. Long-Lived Assets

In August 2002, the BAC issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets", and in October 2003 the ASBJ issued ASBJ Guidance No. 6, "Guidance for Accounting Standard for Impairment of Fixed Assets". These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004. The Companies adopted the new accounting standard for impairment of fixed assets as of April 1, 2005.

The Companies reviews its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

h. Allowance for Long-Term Sales Sommitments

At February 21, 2006, the Company entered into an agreement with a third party to sell its whole ownership interest in Japan Cable Cast, Inc. (JCC). At March 27, 2006, the Company also entered into an agreement with JCC to sell its facilities relating to JC-HITS business on March 31, 2006. In connection with this assignment of JC-HITS business, the Company is committed under a service contract with JCC to provide with the usage right of the Company's broadcast and video distribution services over the next five years. Under the service contract, the Company will earn annual service fees during the contract term. However, the Company expects that the related costs will exceed the service fees each year, and allowance for long-term sales commitments are established in amount to provide such expected losses over the five years.

i. Retirement and Pension Plan

The Company and its domestic subsidiary have unfunded defined benefit severance indemnity plans covering substantially all of their employees other than directors, executive officers and corporate auditors. The Companies also participate in a contributory multi-employer pension plan covering all of their employees. The costs of the multi-employer plan are accrued based on the contribution amounts.

The Companies record the liabilities for retirement benefits based on the projected retirement benefit obligation required at the balance sheet date to provide for the future payments. Unrecognized actuarial differences are amortized on a straight-line method over the average remaining service years of the employees, starting from the year following the year in which the differences occur. Unrecognized prior service cost is amortized on a straight-line method over the average remaining service years of the employees, starting from the year in which it occurs.

The costs of the severance indemnity plans for directors, executive officers, and corporate auditors are accrued based on the vested benefit obligation, which is the amount required to be paid if all directors, executive officers and corporate auditors terminated their appointments at each balance sheet date.

j. Allowance for Office Relocation

Allowance for office relocation is recorded based on the estimated restitution costs and other costs that would be required in connection with the relocation of the Company's head quarter scheduled in September 2007.

k. Stock Options

On December 27, 2005, the ASBJ issued ASBJ statement No. 8, "Accounting Standard for Stock Options" and related guidance. The new standard and guidance are applicable to stock options newly granted on and after May 1, 2006.

This standard requires companies to recognize compensation expense for employee stock options based on the fair value at the date of grant and over the vesting period as consideration for receiving goods or services. The standard also requires companies to account for stock options granted to non-employees based on the fair value of either the stock option or the goods or services received. In the balance sheet, the stock option is presented as a stock acquisition right as a separate component of equity until exercised. The standard covers equity-settled, share-based payment transactions, but does not cover cash-settled, share-based payment transactions.

The Companies applied the new accounting standard for stock options to those granted on and after May 1, 2006. The effect of adoption of this new accounting standard for the year ended March 31, 2007 was to decrease income before income taxes and minority interests by ¥9,866 thousand ($84 thousand).

l. Presentation of Equity

On December 9, 2005, the ASBJ published a new accounting standard for presentation of equity. Under this accounting standard, certain items which were previously presented as liabilities are now presented as components of equity. Such items include stock acquisition rights, minority interests, and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ended on or after May 1, 2006. The consolidated balance sheet at March 31, 2007 is presented in line with this new accounting standard.

The total balance of shareholders' equity at March 31, 2007, presented by formerly adopted accounting standard, is ¥86,329,031 thousand ($731,602 thousand).

m. Revenue Recognition

The Companies enter into transponder utilization contracts with customers to provide satellite transponder capacity and consignment contracts to transmit customers' broadcast programs.

Full-time dedicated network-related services including the provision of transponder capacity to Nippon Telegraph and Telephone Corporation ("NTT") and related entities are accounted for as operating leases. Operating lease revenues are recognized on a straight-line basis over the lease term.

Revenues from broadcast and video distribution services are mainly recognized based on the contract terms on a monthly billing cycle basis.

Occasional dedicated network-related and other services revenues are recorded when the services are rendered to customers.

n. Leases

All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

o. Bonuses to Directors and Corporate Auditors

Prior to the fiscal year ended March 31, 2005, bonuses to directors and corporate auditors were accounted for as a reduction of retained earnings in the fiscal year following approval at the general shareholders meeting. The ASBJ issued ASBJ Practical Issues Task Force (PITF) No. 13, "Accounting Treatment for Bonuses to Directors and Corporate Auditors", which encouraged companies to record bonuses to directors and corporate auditors on the accrual basis with a related charge to income, but still permitted the direct reduction of such bonuses from retained earnings after approval of the appropriation of retained earnings.

The ASBJ replaced the above accounting pronouncement by issuing a new accounting standard for bonuses to directors and corporate auditors on November 29, 2005. Under the new accounting standard, bonuses to directors and corporate auditors must be expensed and are no longer allowed to be directly charged to retained earnings. This accounting standard is effective for fiscal years ending on or after May 1, 2006. The companies must accrue bonuses to directors and corporate auditors at the year end to which such bonuses are attributable.

The Companies adopted the new accounting standard for bonuses to directors and corporate auditors for the year ended March 31, 2007. The effect of adoption of this new accounting standard was to decrease operating income and income before income taxes and minority interests by ¥74,720 thousand ($633 thousand) for the year ended March 31, 2007.

p. Income Taxes

The provision for income taxes is computed based on the pretax income included in the consolidated statements of operations. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

q. Appropriations of Retained Earnings

Appropriations of retained earnings are reflected in the financial statements for the following year after shareholders' approval.

r. Foreign Currency Transactions

All monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the consolidated balance sheet date. The foreign exchange gains and losses from transaction are recognized in the consolidated statements of operations to the event that they are not hedged by forward exchange contracts.

s. Foreign Currency Financial Statements

The balance sheet accounts of the consolidated foreign subsidiary are translated into Japanese yen at the current exchange rate as of the balance sheet date except for equity, which is translated at the historical rate. Differences arising from such translation were shown as "Foreign currency translation adjustments" in a separate component of equity. Revenue and expense accounts of the consolidated foreign subsidiary are translated into yen at the average exchange rate.

t. Derivative Financial Instruments

The Company uses derivative financial instruments to manage its exposures to fluctuations in foreign exchange. Foreign exchange forward contracts and currency options are utilized by the Company to reduce foreign currency exchange risks. The Company does not enter into derivatives for trading or speculative purposes.

Derivative financial instruments and foreign currency transactions are classified and accounted for as follows: a) all derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the income statement and b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

Forward contracts and currency options applied for forecasted transactions are also measured at the fair value but the unrealized gains or losses are deferred until the underlying transactions are completed.

u. Per Share Information

Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted net income per share reflects the potential dilution that could occur if stock options were exercised.

Cash dividends per share presented in the accompanying consolidated statements of operations are dividends applicable to the respective years including dividends to be paid after the end of the year.

v. New Accounting Pronouncements

Lease Accounting

On March 31, 2007, the ASBJ issued ASBJ Statement No. 13, "Accounting Standard for Lease Transactions", which revised the existing accounting standard for lease transactions issued on June 17, 1993.

Under the existing accounting standard, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, however, other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the note to the lessee's financial statements.

The revised accounting standard requires that all finance lease transactions should be capitalized. The revised accounting standard for lease transactions is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted for fiscal years beginning on or after April 1, 2007.

Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements
Under generally accepted accounting principles in Japan, a company currently can use the financial statements of foreign subsidiaries which are prepared in accordance with generally accepted accounting principles in their respective jurisdictions for its consolidation process unless they are clearly unreasonable. On May 17, 2006, the ASBJ issued ASBJ Practical Issues Task Force (PITF) No. 18, "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements". The new task force prescribes: 1) the accounting policies and procedures applied to a parent company and its subsidiaries for similar transactions and events under similar circumstances should in principle be unified for the preparation of the consolidated financial statements, 2) financial statements prepared by foreign subsidiaries in accordance with either International Financial Reporting Standards or the generally accepted accounting principles in the United States tentatively may be used for the consolidation process, 3) however, the following items should be adjusted in the consolidation process so that net income is accounted for in accordance with generally accepted accounting principles in Japan unless they are not material.

(1) Amortization of goodwill
(2) Actuarial gains and losses of defined benefit plans recognized outside profit or loss
(3) Capitalization of intangible assets arising from development phases
(4) Fair value measurement of investment properties, and the revaluation model for property, plant and equipment, and intangible assets
(5) Retrospective application when accounting policies are changed
(6) Accounting for net income attributable to a minority interest

The new task force is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted.

3

Short-Term Investments and Investment Securities

Short-term investments and investment securities as of March 31, 2006 and 2007 consisted of the following:

	Thousands of yen		Thousands of U.S. dollars
	2006	2007	2007
Short-Term Investments:			
Commercial paper	¥1,499,369	¥ 999,705	$ 8,472
Debt securities	5,858,845	2,295,589	19,454
Other	702,910	87,215	739
Total	¥8,061,124	¥3,382,509	$28,665
Investment Securities:			
Equity securities	¥19,485,092	¥18,464,468	$156,479
Debt securities	8,646,412	3,753,992	31,813
Other	6,090,728	3,288,622	27,870
Total	¥34,222,232	¥25,507,082	$216,162

The carrying amounts and aggregate fair value of certain short-term investments and investment securities at March 31, 2006 and 2007 were as follows:

	Thousands of yen			
	2006			
March 31, 2006	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for sale				
Equity securities	¥15,016,544	¥2,865,493	—	¥17,882,037
Debt securities	15,415,957	8,804	¥216,594	15,208,167
Other	5,992,817	2,137	85,202	5,909,752

	Thousands of yen			
	2007			
March 31, 2007	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale				
Equity securities	**¥15,015,456**	**¥1,927,659**	**¥577,327**	**¥16,365,788**
Debt securities	**6,114,399**	**—**	**64,818**	**6,049,581**
Other	**2,864,833**	**35,073**	**10,467**	**2,889,439**

	Thousands of U.S. dollars			
	2007			
March 31, 2007	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale				
Equity securities	**$127,250**	**$16,336**	**$4,893**	**$138,693**
Debt securities	**51,817**	**—**	**549**	**51,268**
Other	**24,278**	**297**	**88**	**24,487**

Available-for-sale securities whose fair values are not readily determinable at March 31, 2006 and 2007 were as follows:

	Carrying amount		
	Thousands of yen		Thousands of U.S. dollars
	2006	2007	2007
Commercial paper	¥1,499,369	**¥ 999,705**	**$ 8,472**
Equity securities	1,603,056	**2,098,680**	**17,786**
Partnership and related funds	175,914	**481,337**	**4,079**
Total	¥3,278,339	**¥3,579,722**	**$30,337**

Proceeds from sales of available-for-sale securities for the years ended March 31, 2005, 2006 and 2007 were ¥3,097,289 thousand, ¥16,133,349 thousand and ¥4,473,686 thousand ($37,913 thousand), respectively. Gross realized gains and losses on these sales, computed on the moving-average cost basis, were ¥8,252 thousand and ¥236,192 thousand, respectively, for the year ended March, 31, 2005, ¥111,023 thousand and ¥151,132 thousand, respectively, for the year ended March 31, 2006 and ¥54,759 thousand ($464 thousand) and ¥26,322 thousand ($223 thousand), respectively, for the year ended March 31, 2007.

The carrying values of debt securities and other investments by contractual maturities for securities classified as available-for-sale at March 31, 2007 were as follows:

	Thousands of yen	Thousands of U.S. dollars
Due within one year or less	¥3,382,509	$28,665
Due after one year through five years	2,502,702	21,209
Due after five years through ten years	496,250	4,206
Due after ten years	1,056,697	8,955
Total	¥7,438,158	$63,035

4

Long-Lived Assets

The Company reviewed its long-lived assets for impairment for the years ended March 31, 2006 and 2007, respectively.

On July 22, 2005, the Company's JCSAT-1B satellite suffered a sudden anomaly resulting in a loss of control and interruption of customer services on the satellite. As a result of the July 22, 2005 event, the Company recorded non-cash impairment charge to written down JCSAT-1B and related assets group to the recoverable amount for the year ended March 31, 2006. The recoverable amount of such group assets was measured at the fair value in use and the discount rate used for computation of present value of future cash flows was 4.0%. Also, unutilized land was written down to net realized value due to the decrease in market value.

In connection with above events, the carrying amounts of the relevant building and structure of ¥142,407 thousand, machinery and equipment of ¥187,576 thousand, telecommunication satellites of ¥8,687,103 thousand, other equipment of ¥68,706 thousand, land of ¥160,869 thousand and intangible assets of ¥28,337 thousand were written down for the year ended March 31, 2006, and the land of ¥9,595 thousand ($81 thousand) was written down for the year ended March 31, 2007, respectively.

5

Short-Term Borrowings, Long-Term Debt and Convertible Bonds

Short-term borrowings at March 31, 2006 and 2007 were as follows:

	Thousands of yen		Thousands of U.S. dollars
	2006	2007	2007
Short-term borrowings, weighted average interest rate of 0.61%	¥170,000	–	–

Long-term debt at March 31, 2006 and 2007 were as follows:

	Thousands of yen		Thousands of U.S. dollars
	2006	2007	2007
Long-term debt with collateral:			
Government-owned bank, maturing serially through 2008, annual interest of 2.10%–3.18%	¥ 3,688,660	–	–
Long-term debt without collateral:			
Banks and insurance companies, maturing through 2014, annual interest rates of 0.21%–5.60% (2006) and 0.65%–5.93% (2007)	45,528,037	¥60,155,104	$509,789
Government-owned bank, maturing serially through 2008, annual interest of 1.30% (2006) and 1.30%–3.18% (2007)	1,170,000	3,205,990	27,169
Total	50,556,697	63,361,094	536,958
Less current portion	9,715,492	150	1,271
Long-term debt, less current portion	¥40,671,205	¥56,556,362	$479,291

On April 3, 2002, the Company issued ¥20,000,000 thousand principal amount of zero coupon convertible bonds due 2007, which are convertible into shares of common stock until March 16, 2007, at a conversion price of ¥739,000, subject to adjustment in certain events. At March 31, 2006, the price of this convertible bond was ¥738,687.

In February 2005, the Company bought back ¥408,000 thousand principal amount of these bonds. In March 2007, the Company redeemed the remaining ¥19,592,000 thousand principal amount of these bonds.

Other investments, which were available-for-sale equity securities, with a carrying value of ¥13,577,148 thousand were pledged as collateral for certain long-term debt of the Company at March 31, 2006. The collateral of the government-owned bank loan of ¥3,688,660 was released in March 2007.

At March 31, 2007, the Companies unused lines of credit that totaled ¥5,789,000 thousand ($49,059 thousand). Under these programs, the Companies are authorized to obtain short-term financing at prevailing interest rates.

Certain short-term and long-term bank borrowings are made under agreements which, as is customary in Japan, provide that the bank may, under certain conditions, require the borrowings, and that bank may treat any collateral, whether furnished as security for short-term or long-term borrowings or otherwise, as collateral for all indebtedness to such banks.

Certain agreements require the borrower, upon the request of the lender, to reduce outstanding loans before scheduled maturity dates when the lender concludes that the borrower is able to reduce such loans as a result of increased earnings or through the proceeds from the sale of common stock or bonds and notes. During the years ended March 31, 2006 and 2007, the Companies did not receive any requests of the kind described above, and there is no expectation that any such requests will be made.

The annual maturities of long-term debt at March 31, 2007 were as follows:

	Thousands of yen	Thousands of U.S. dollars
Year ending March 31:		
2008	¥ 6,804,732	$ 57,667
2009	7,027,766	59,557
2010	6,629,766	56,184
2011	6,879,766	58,303
2012	8,879,766	75,252
2013 and thereafter	27,139,298	229,995
Total	¥63,361,094	$536,958

6

Employees' Benefit Plans and Directors' Severance Indemnities

The Company and its domestic subsidiary have unfunded defined benefit severance indemnity plans under which all of its employees, other than directors, executive officers and corporate auditors, are entitled, under most circumstances, to lump-sum severance indemnities based on the level of compensation at retirement or earlier termination of employment, length of service and other factors, upon mandatory retirement at normal retirement age or earlier termination of employment.

The liability for employees' retirement benefits of the unfunded plans at March 31, 2006 and 2007 consisted of the following:

	Thousands of yen		Thousands of U.S. dollars
	2006	**2007**	**2007**
Projected benefit obligation	¥1,286,409	**¥1,256,783**	**$10,651**
Unrecognized actuarial loss	(34,413)	**(3,714)**	**(32)**
Unrecognized prior service cost	57,730	**53,289**	**452**
Net liabilities	¥1,309,726	**¥1,306,358**	**$11,071**

The components of net periodic retirement benefit costs of the unfunded plans for the years ended March 31, 2005, 2006 and 2007 were as follows:

	Thousands of yen			Thousands of U.S. dollars
	2005	2006	**2007**	**2007**
Service cost	¥157,362	¥149,718	**¥141,735**	**$1,201**
Interest cost	16,620	20,065	**22,971**	**195**
Recognized actuarial loss	5,915	4,476	**4,162**	**35**
Amortization of prior service cost	(4,441)	(4,441)	**(4,441)**	**(38)**
Net periodic retirement benefit costs	¥175,456	¥169,818	**¥164,427**	**$1,393**

Assumptions primarily used for the years ended March 31, 2005, 2006 and 2007 were as follows:

	2005	2006	**2007**
Discount rate	1.7%, 2.1%	1.7%, 2.1%	**1.7%, 2.1%**
Recognition period of actuarial loss	10, 17–19 years	10, 16–19 years	**10, 15–19 years**
Amortization period of prior service cost	17 years	17 years	**17 years**

The Companies also participate in a contributory multi-employer pension plan covering all of their employees. The benefits for the multi-employer pension plan are based on a standard remuneration schedule under the Welfare Pension Insurance Law, the length of participation and other factors. However, assets contributed by an employer are not segregated in a separate account or restricted to provide benefits only to employees of that employer.

Contributions to the multi-employer plan, which are recognized as paid, were ¥65,107 thousand, ¥77,609 thousand and ¥76,313 thousand ($647 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively.

In addition to the above, additional early retirement benefit of ¥85,043 thousand and ¥7,225 thousand ($61 thousand) were recorded as other expenses for the years ended March 31, 2006 and 2007, respectively.

The Companies also have directors' unfunded severance indemnity plans. Benefits under the directors' plans are based on the level of compensation at retirement, length of service and other factors. Liabilities for severance payments under the directors' plans at March 31, 2005, 2006 and 2007, amounting to ¥204,917 thousand, ¥254,085 thousand and ¥212,671 thousand ($1,802 thousand), respectively, were stated on the vested benefit obligation basis, which represents the amount that would be required to be paid if all directors and executive officers terminated their appointments as of the balance sheet date.

7 Equity

On and after May 1, 2006, Japanese companies are subject to a new corporate law of Japan (the "Corporate Law"), which reformed and replaced the Commercial Code of Japan (the "Code") with various revisions that are, for the most part, applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ended on or after May 1, 2006. The significant changes in the Corporate Law that affect financial and accounting matters are summarized below:

a. Dividends

Under the Corporate Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as; (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) at any time during the fiscal year if the company has prescribed so in its articles of incorporation. The Company meets all the above criteria. The Corporate Law permits companies to distribute dividends-in-kind (non-cash-assets) to shareholders subject to a certain limitation and additional requirements. Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Corporate Law provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained to be at no less than ¥3,000 thousand.

b. Increases / Decreases and Transfer of Common Stock, Reserve and Surplus

The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Corporate Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

c. Treasury Stock and Treasury Stock Acquisition Rights

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

Under the Corporate Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of equity.

The Corporate Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of equity or deducted directly from stock acquisition rights.

In June 2005, the Company retired 26,736.5 shares of its common stock, pursuant to the June 1, 2005 resolution of the Company's Board of Directors.

8

Stock Options

The stock option outstanding at March 31, 2007 was as follows:

	1st	2nd	4th	5th
Date of grant	November 19, 2003	August 13, 2004	January 9, 2007	January 9, 2007
Persons granted	6 directors 28 employees	5 directors 43 employees 2 directors of subsidiaries 4 employees of subsidiaries	5 directors	7 directors 196 employees 4 directors of subsidiaries 49 employees of subsidiaries
Number of options granted	1,000	1,000	300	1,200
Exercise price	¥464,387 $(3,935)	¥340,150 $(2,883)	¥308,600 $(2,615)	¥308,600 $(2,615)
Exercise period	From July1, 2005 to June 30, 2008	From July1, 2005 to June 30, 2009	From December 22, 2008 to June 30, 2011	From December 22, 2008 to June 30, 2011

The stock option activity was as follows:

	1st	2nd	4th	5th
Non-vested:				
March 31, 2006–outstanding	–	–	–	–
Granted	–	–	300	1,200
Canceled	–	–	–	10
Vested	–	–	–	–
March 31, 2007–outstanding	–	–	300	1,190
Vested:				
March 31, 2006–outstanding	1,000	1,000	–	–
Vested	–	–	–	–
Exercised	–	–	–	–
Canceled	134	135	–	–
March, 2007–outstanding	866	865	–	–
Exercise price	¥464,387 $(3,935)	¥340,150 $(2,883)	¥308,600 $(2,615)	¥308,600 $(2,615)
Average stock price at exercise	–	–	–	–
Fair value price at grant date	–	–	¥50,591 $(429)	¥50,591 $(429)

The assumptions used to measure fair value

	4th stock option	5th stock option
Estimate method	Black-scholes option pricing model	Black-scholes option pricing model
Volatility of stock price	27.3%	27.3%
Estimated remaining outstanding period	3.2 years	3.2 years
Dividend yield	1.97%	1.97%
Interest rate with risk free	1.03%	1.03%

9

Income Taxes

The Companies are subject to a number of different income taxes which, in the aggregate, resultec in a normal effective statutory tax rate of approximately 40.7% for the years ended March 31, 2006 and 2007, respectively.

In March 2004, the Company's application to file its tax returns under the consolidated corporate-tax system was approved by the Japanese tax authorities, and the consolidated corporate-tax system had become effective for the year ended March 31, 2005. The consolidated system allows companies to base tax payments on the combined profits or losses of a parent company and its wholly owned domestic subsidiary. However, at March 30, 2006, the Company stopped applying the consolidated corporate-tax system as a result of the sale of a wholly owned domestic subsidiary.

The tax effects of significant temporary differences and loss carryforwards which resulted in deferred tax assets and liabilities at March 31, 2006 and 2007 were as follows:

	Thousands of yen		Thousands of U.S. dollars
	2006	2007	2007
Deferred Tax Assets (Current)			
Foreign currency transaction loss	¥ 38,248	—	—
Accrued bonus	50,447	¥ 95,475	$ 809
Accrued enterprise tax	123,878	129,875	1,101
Allowance for the cost relating to the shift of transponders	239,199	—	—
Allowance for the disposal of the JC-HITS business	174,111	153,004	1,297
Compensation for damages	83,873	83,873	711
Allowance for office relocation	—	225,041	1,907
Unrealized losses on available-for-sale securities	2,081	1,680	14
Loss carryforwards in a foreign subsidiary	—	173,645	1,472
Other	154,384	79,646	674
Less valuation allowance of a foreign subsidiary	(46,128)	—	—
Deferred tax assets	¥820,093	¥942,239	$7,985
Deferred Tax Liabilities (Current)			
Unrealized gains on available-for-sale securities	¥ 3,583	¥ 19,246	$ 163
Foreign currency transaction gain	—	143,314	1,215
Other	468	—	—
Deferred tax assets	¥ 4,051	¥162,560	$1,378
Net deferred tax assets (current)	¥816,042	¥779,679	$6,607

	Thousands of yen		Thousands of U.S. dollars
	2006	2007	2007
Deferred Tax Assets (Non-current)			
Depreciation	¥6,042,426	**¥5,259,021**	**$44,568**
Allowance for doubtful receivables	61,336	**52,256**	**443**
Liabilities for employee's retirement benefits	532,950	**531,579**	**4,505**
Liabilities for director's retirement benefits	42,812	**41,534**	**352**
Allowance for the disposal of the JC-HITS business	591,371	**438,368**	**3,715**
Compensation for damages	244,628	**160,756**	**1,362**
Other investments	37,338	**29,813**	**253**
Unrealized losses on available-for-sale securities	120,720	**266,075**	**2,255**
Loss carryforwards	1,574,417	**—**	**—**
Accumulated deficit in an affiliated company	—	**384,287**	**3,257**
Other	157,969	**94,306**	**799**
Less valuation allowance	(105,123)	**(137,676)**	**(1,167)**
Total	¥9,300,844	**¥7,120,319**	**$60,342**
Deferred Tax Liabilities (Non-current)			
Unrealized gains on available-for-sale securities	¥1,188,218	**¥ 817,976**	**$ 6,932**
Deferred gains on derivatives under hedge accounting	—	**44,838**	**380**
Undistributed earning in a foreign affiliated company	—	**331,827**	**2,812**
Other	25,239	**25,240**	**214**
Total	¥1,213,457	**¥1,219,881**	**$10,338**
Net deferred tax assets (non-current)	¥8,087,387	**¥5,900,438**	**$50,004**

A reconciliation between the normal effective statutory tax rate and the actual effective tax rate reflected in the accompanying consolidated statements of operations for the years ended March 31, 2006 and 2007 were follows:

	2005	2006	2007
Normal effective statutory tax rate	40.7 %	(40.7)%	**40.7 %**
Expenses, not deductible for income tax purpose	0.9	0.4	**0.8**
Tax effects on equity in earnings of an affiliated company	0.6	1.4	**1.8**
Special tax credit	(2.6)	(1.5)	**—**
Increase (decrease) in valuation allowance	5.0	0.9	**(0.4)**
Accumulated deficit in an affiliated company	—	—	**(3.8)**
Other–net	(0.2)	(1.4)	**(1.5)**
Actual effective tax rate	44.4 %	(40.9)%	**37.6 %**

At March 31, 2007, the certain subsidiary has tax loss carryforwards aggregating approximately ¥173,645 thousand ($1,472 thousand) which are available to be offset against taxable income of such subsidiary in future years. These tax loss carryforwards, if not utilized, will expire as follows:

Year ending March 31:	Thousands of yen	Thousands of U.S. dollars
2023 through 2025	**¥173,645**	**$1,472**
Total	**¥173,645**	**$1,472**

10

Research and Development Costs

Research and development costs, which were charged to income as incurred, were ¥123,160 thousand, ¥382,023 thousand and ¥75,043 thousand ($636 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively.

11

Leases

The Companies lease certain assets, principally machinery and equipment. Total rental expenses including lease payments under finance leases for the years ended March 31, 2005, 2006 and 2007 were ¥477,463 thousand, ¥351,202 thousand and ¥237,374 thousand ($2,012 thousand), respectively.

Pro forma information of leased assets such as acquisition cost, accumulated depreciation, obligations under finance lease, depreciation expense and interest expense of finance leases that do not transfer ownership of the leased assets to the lessee on an "as if capitalized" basis for the years ended March 31, 2006 and 2007 was as follows:

	Thousands of yen		Thousands of U.S. dollars
	2006	2007	2007
Machinery and Equipment			
Acquisition cost	¥1,040,633	**¥1,111,265**	**$9,418**
Accumulated depreciation	421,366	**349,266**	**2,960**
Net leased assets	¥ 619,267	**¥ 761,999**	**$6,458**
Other Property			
Acquisition cost	¥11,937	**¥4,302**	**$36**
Accumulated depreciation	7,432	**1,506**	**12**
Net leased assets	¥ 4,505	**¥2,796**	**$24**
Software			
Acquisition cost	—	**¥ 23,504**	**$ 199**
Accumulated depreciation	—	**4,243**	**36**
Net leased assets	—	**¥ 19,261**	**$ 163**
Total	¥623,772	**¥784,056**	**$6,645**

Obligations under finance leases were as follows:

	Thousands of yen		Thousands of U.S. dollars
	2006	2007	2007
Due within one year	¥205,311	**¥199,965**	**$1,695**
Due after one year	434,045	**596,053**	**5,051**
Total	¥639,356	**¥796,018**	**$6,746**

Depreciation expense and interest expense under finance leases were as follows:

	Thousands of yen			Thousands of U.S. dollars
	2005	2006	2007	2007
Depreciation expense	¥436,833	¥316,805	**¥221,767**	**$1,879**
Interest expense	24,356	23,468	**17,881**	**152**
Total	¥461,189	¥340,273	**¥239,648**	**$2,031**

Depreciation expense and interest expense, which are not reflected in the accompanying consolidated statements of operations, are computed by the straight-line method and the interest method, respectively.

The minimum rental commitments under noncancellable operating leases at March 31, 2007 were as follows:

	Thousands of yen	Thousands of U.S. dollars
Due within one year	**¥ 711,489**	**$ 6,030**
Due after one year	**5,036,808**	**42,684**
Total	**¥5,748,297**	**$48,714**

12

Derivative Financial Instruments

The Company enters into foreign currency forward contracts and currency options to hedge foreign exchange risk associated with certain assets and liabilities denominated in foreign currencies.

All derivative transactions are entered into to hedge foreign currency exposures incorporated within its business. Accordingly, market risk in these derivatives is basically offset by opposite movements in the value of hedged assets or liabilities.

Because the counterparties to these derivatives are limited to major international financial institutions, the Company does not anticipate any losses arising from credit risk.

Derivative transactions entered into by the Company have been made in accordance with internal policies which regulate the authorization and credit limit amount.

Derivative transactions are authorized by the Board of Directors and executed and controlled by the Finance & Accounting Dept. The transaction status and performances are periodically reported to the Board of Directors.

13 Net Income per Share

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the years ended March 31, 2005, 2006 and 2007 is as follows:

	Thousands of yen	Weighted average shares	EPS	
	Net income		Yen	U.S. dollars
For the Year Ended March 31, 2005				
Basis EPS				
Net income available to common shareholders	¥4,027,529	358,842.2	¥11,223.68	
Effect of dilutive securities				
Stock options	—	27,029.1		
Diluted EPS				
Net income for computation	¥4,027,528	385,871.3	¥10,437.49	
For the Year Ended March 31, 2006				
Basis EPS				
Net income available to common shareholders	¥(7,928,358)	355,204.9	¥(22,320.52)	
Effect of dilutive securities				
Stock options	—	26,522.0		
Diluted EPS				
Net income for computation	¥(7,928,358)	381,726.9		
For the Year Ended March 31, 2007				
Basis EPS				
Net income available to common shareholders	¥6,260,287	354,892.5	¥17,639.95	$149.49
Effect of dilutive securities				
Stock options	—	26,449.3		
Diluted EPS				
Net income for computation	¥6,260,287	381,341.8	¥16,416.47	$139.12

Diluted net income per share for the year ended March 31, 2006 is not disclosed because of the Company's net loss position.

14 Related Party Transactions

The Company had revenue transactions with an associated company for the years ended March 31, 2005, 2006 as follows:

	Thousands of yen			Thousands of U.S. dollars
	2005	2006	2007	2007
Revenues	¥4,530,255	¥3,688,206	—	—

For the year ended March 31, 2007, the Company did not have material transactions with affiliated companies.

15 Commitments and Contingent Liabilities

a. Commitments

The Commitments outstanding by the Companies at March 31, 2007, are for launch contracts for future replacement satellites JCSAT-11 of ¥27,227,109 thousand ($230,738 thousand).

b. Contingent Liabilities

On February 21, 2006, the Company entered into an agreement with a third party to sell its whole ownership interest in Japan CableCst Inc. ("JCC"). At March 27, 2006, the Company also entered into an agreement with JCC to sell its facilities relating to the JC-HITS business on March 31, 2006. The Companies recorded a loss on the sale of the JC-HITS business of ¥3,823,890 thousand, which consists of loss on property and equipment of ¥3,295,701 thousand, losses on the long-term sales commitments of ¥1,872,734 thousand and a gain on the sale of subsidiary stocks of ¥1,353,064 thousand, for the year ended March 31, 2006. In connection with this assignment of JC-HITS business, the Company is committed under a service contract with JCC to provide JCC with the usage right of the Company's broadcast and video distribution services over the next five years. Under the service contract, the Company will earn annual service fees of ¥400,000 thousand during the contract term. The Company expects that the related costs will exceed the service fees each year.

c. Liabilities for the Cost Relation to the Shift of Transponders

At March 31, 2006, the Companies currently have accrued ¥559,186 thousand for liabilities of compensation to customers whose service was affected by the accident involving the telecommunications satellites, JCSAT-1B. It relates to costs primarily associated with the transitional process between telecommunications satellites.

d. Satellite Insurance

On February 1, 2006, the Company filed a proof of loss under the insurance policy for the JCSAT-1B satellite after the accident involving this satellite. On February 22, 2006, the Company received insurance proceeds for the Company's claim on JCSAT-1B of ¥1,061,360 thousand. The Companies recorded a gain on the insurance claim of ¥1,061,360 thousand for the year ended March 31, 2006.

16 Subsequent Events

a. Establishment of the Holding Company

On April 2, 2007, the Company and SKY Perfect Communications Inc. established a joint holding company, SKY Perfect JSAT Corporation (the "Holding Company") through an exchange of shares among the shareholders.

Company name:	SKY Perfect JSAT Corporation
Date of incorporation:	April 2, 2007
Headquarters:	Chiyoda-ku, Tokyo

Description of business:

- The holding Company will be responsible for the overall management of the group through planning, operation and administration functions to optimize group operations and manage the gı ɔompanies with delegated authorities and responsibilities.
- The holding Company will effectively use the management resources of the group and will plan and execute group strategies designed to bolster profit growth and promptly realize synergies from the business combination.

b. Appropriations of Retained Earnings

The following appropriation of retained earnings at March 31, 2007 was approved at the Board of Directors' meeting held on May 10, 2007.

	Thousands of yen	Thousands of U.S. dollars
Year-end cash dividends, ¥3,000 ($25.4) per share	¥1,064,677	$9,023

Independent Auditor's Report

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23, Shibaura
Minato-ku, Tokyo 108-8530
Japan

Tel: +81(3)3457 7321
Fax: +81(3)3457 1694
www.deloitte.com/jp

To the Board of Directors of JSAT Corporation:

We have audited the accompanying consolidated balance sheets of JSAT Corporation and subsidiaries as of March 31, 2006 and 2007, and the related consolidated statements of operations, changes in equity, and cash flows for each of the three years in the period ended March 31, 2007, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of JSAT Corporation and subsidiaries as of March 31, 2006 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2007, in conformity with accounting principles generally accepted in Japan.

As discussed in Note 16 to the consolidated financial statements, JSAT Corporation and SKY Perfect Communications Inc. established a joint holding company, SKY Perfect JSAT Corporation through an exchange of shares among the shareholders on April 2, 2007.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 26, 2007

Member of
Deloitte Touche Tohmatsu

Financial Section

SKY Perfect Communications Inc.

Contents

Selected Financial Data

SKY Perfect Communications Inc. and Subsidiaries
Years ended March 31

	Millions of yen					Thousands of U.S. dollars
	2003	2004	2005	2006	**2007**	**2007**
For the Year						
Revenues	¥ 70,374	¥72,475	¥ 74,017	¥82,330	**¥85,422**	**$723,915**
Subscriber-related revenues	46,669	47,349	48,608	50,588	**52,192**	**442,305**
Transmission-related revenues	7,954	8,929	9,768	9,074	**9,207**	**78,025**
Other fees and revenues	15,751	16,197	15,641	22,668	**24,023**	**203,585**
Operating expenses:	88,686	68,322	71,190	82,592	**82,996**	**703,356**
Cost of services	45,866	49,759	49,978	57,344	**57,338**	**485,915**
Selling, general and administrative expenses	42,820	18,563	21,212	25,248	**25,658**	**217,441**
Operating income (loss)	(18,312)	4,153	2,827	(262)	**2,426**	**20,559**
Income (loss) before income taxes and minority interests	(19,251)	4,330	3,647	231	**(2,585)**	**(21,907)**
Net income (loss)	(18,893)	4,384	3,709	358	**(1,312)**	**(11,119)**
Net cash provided by operating activities	(7,135)	8,322	4,302	3,583	**8,755**	**74,195**
Net cash (used in) provided by investing activities	(11,797)	1,296	(7,088)	4,982	**(7,977)**	**(67,602)**
Net cash used in financing activities	(661)	(2,082)	(10,916)	(493)	**(1,900)**	**(16,102)**
EBITDA	(15,356)	7,576	6,735	4,868	**7,501**	**63,568**
Per Share of Common Stock (yen and U.S. dollars)						
Net income (loss) per share:						
Basic	¥(8,444.56)	¥1,957.23	¥1,630.78	¥162.56	**¥(609.22)**	**$(5.16)**
Diluted	—	1,955.30	1,629.52	162.54	**—**	**—**
Cash dividends applicable to the year	—	500.00	750.00	750.00	**750.00**	**6.36**
At year-end						
Cash and cash equivalents	¥ 38,103	¥ 45,941	¥ 32,239	¥ 40,311	**¥ 39,189**	**$ 332,110**
Property and equipment	6,056	7,354	15,621	15,122	**17,680**	**149,831**
Total assets	117,341	126,536	121,133	133,172	**121,643**	**1,030,873**
Total liabilities	26,271	28,070	28,729	34,354	**34,303**	**290,704**
Common stock	139,462	50,014	50,037	50,084	**50,084**	**424,441**
Total equity	88,796	96,258	89,409	94,000	**87,340**	**740,169**

Notes:

1. EBITDA is calculated using net income (loss); minority interests in net income; income taxes; impairment loss; interest expense; equity in net losses of affiliated companies; depreciation and amortization and other figures. EBITDA should not be construed as an alternative to operating income or loss or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities. We have included the information concerning EBITDA because our management believes it is a useful supplement to cash flow data as a measure of our performance.
2. Certain prior year amounts have been reclassified to conform to the current presentation, which is according to generally accepted accounting principles in Japan.

Management's Discussion and Analysis

Prospective investors should read the following discussion of the financial condition and results of operations together with the financial statements and the notes to such statements included elsewhere in this annual report. The presentation in this segment contains forward-looking statements.

Operating Environment

During the fiscal year ended March 31, 2007, the Japanese economy faced such uncertainties as a sharp rise in crude oil prices and concerns of potential interest rate hikes. However, improved corporate earnings fueled higher levels of capital investment, and personal consumption levels recovered somewhat, enabling the current economic recovery phase to continue.

According to the Association for Promotion of Digital Broadcasting, as of March 31, 2007, BS digital broadcasts reached more than 22.1 million Japanese households. On December 1, 2006, terrestrial digital broadcasting service commenced to the urban areas surrounding prefectural capitals. Furthermore, such home electronics as digital televisions equipped with three-wavelength tuners and DVD recorders continued to proliferate, and CATV operators continued to forge intra-industry alliances. Also, prominent communications companies continued to build their Fiber To The Home ("FTTH") infrastructure, allowing content distribution to the home over optical fiber networks, and worked to expand triple-play service, which combines multichannel broadcasting, Internet connectivity and IP telephony. In line with the increasing prevalence of broadband access, leading IT companies are aggressively distributing video content, and terrestrial television stations have begun distributing their own content over the Internet, thereby accelerating the convergence of broadcasting and communications and stepping up the pace of transformation in a competitive environment that is already changing rapidly.

Amid this environment, the SKY Perfect Group continued to expand its base of subscribers to its mainstay SKY PerfecTV! and e2 by SKY PerfecTV! services through aggressive sales promotions and by implementing measures to reduce cancellations. We pushed forward with business reform to accelerate further our rate of growth.

With regard to the business combination between SKY Perfect and JSAT, in line with resolutions passed on February 9, 2007, at extraordinary general meetings of shareholders of the two companies, SKY Perfect JSAT Corporation was formed on April 2, 2007, through a mutual transfer of shares. Prior to this merger, SKY Perfect's shares were delisted from the Tokyo Stock Exchange on March 27, 2007.

Subscriber-Related Revenues and Expenses

Subscriber Numbers

As of March 31, 2007, total registrations numbered 4,231 thousand. Swelling these ranks were 610 thousand new subscriptions during the year (a 7.3% smaller increase than in the preceding year), and cancellations numbered 481 thousand (up 28.3%), resulting in a net increase of 129 thousand subscribers (54.4% less than last year's increase). Cumulative individual subscriber contracts numbered 3,628 thousand. This number represented 457 thousand new contracts (12.1% fewer than in the previous year) and 365 thousand cancellations (up 23.7%), resulting in a net increase of 93 thousand subscribers (58.8% fewer). The churn rate rose 1.6 percentage points, to 10.2%.

New subscribers to e2 by SKY PerfecTV! continued to grow apace, but delayed progress in introducing SKY PerfecTV! HIKARI to detached homes caused new subscriptions to lag overall. The increase in our cancellation rate reflected a higher portion of cancellations following the conclusion of the FIFA World Cup Germany™.

(Thousands of contracts)	Cumulative total, as of March 31, 2006	Cumulative total, as of March 31, 2007	Net increase	New subscribers	Annual churn rate for individual subscribers
Individual Subscriber Contracts:					
SKY PerfecTV!	3,255	**3,202**	(53)	273	10.1%
e2 by SKY PerfecTV! *	234	**358**	124	156	10.7%
SKY PerfecTV! HIKARI	9	**29**	20	21	7.8%
Other wired broadcasting services	39	**41**	2	7	12.9%
Total	3,536	**3,628**	93	457	10.2%

* In February 2007, the name of our SKY PerfecTV! 110 service changed to "e2 by SKY PerfecTV!"

Number of Subscribers and Churn Rate



(Thousands)
8.2%
9.0%
9.4%
8.6%
10.2%
3,425
2,990
3,647
3,182
3,823
3,310
4,106
3,536
4,231
3,628
2003
2004
2005
2006
2007

Individual subscribers
□ Total subscribers
▬ Annualized churn rate for individual subscribers (%)

ARPU*



(Yen)
3,893
3,725
3,544
3,443
3,369
1,474
1,469
1,413
1,382
1,353
2003
2004
2005
2006
2007

Average subscriber-related revenues per user
□ Average subscription fees per user
* ARPU for SKY PerfecTV! and e2 by SKY PerfecTV!

SAC*



(Yen)
30,677
8,281
3,829
18,567
30,505
9,779
4,286
16,440
34,680
12,756
5,116
16,808
35,817
12,143
9,800
13,874
30,091
12,658
7,584
9,848
2003
2004
2005
2006
2007

Advertising expenses
□ Promotional expenses
□ Sales incentives
* SAC for SKY PerfecTV! and e2 by SKY PerfecTV!

The Company defines gross average revenue per user per month ("ARPU") as the monthly average revenue from subscription fees per subscriber for SKY PerfecTV! and e2 by PerfecTV! and net ARPU as the portion of ARPU that corresponds to the revenues of the Company. During the year, gross ARPU for SKY PerfecTV! and e2 by PerfecTV! decreased ¥74, to ¥3,369, and net ARPU dropped¥29, to ¥1,353. Although we worked to boost ARPU by introducing attractive content, rising cost sensitivity among subscribers affected channel selection, resulting in these ARPU declines. Our subscriber acquisition cost ("SAC"), on the other hand, decreased ¥5,726, to ¥30,091 per subscriber.

Income and Expenses

During the year, revenues expanded 3.8%, to ¥85,422 million, and operating expenses edged up 0.5%, to ¥82,996 million. This rise was attributable principally to higher marketing costs and costs associated with expanding the service area of OptiCast Inc.

In the other income and expenses category, by employing surplus funds efficiently we generated interest and dividend income of ¥708 million. In other expenses, we posted items such as ¥623 million in equity in net losses of unconsolidated subsidiaries and affiliated companies. Furthermore, a sharp decline in the stock price of Index Holdings, in which we have invested approximately ¥9 billion, resulted in a ¥4,110 million write-down of investment securities. Costs related to our office relocation were ¥338 million, and we posted an impairment loss of ¥260 million. As a result, the Company posted a net loss of ¥1,312 million, compared with net income of ¥358 million in the preceding fiscal year.

Financial Condition

Total assets fell ¥11,529 million during the year, to ¥121,643 million on March 31, 2007. Total equity at the end of the year amounted to ¥87,340 million, down ¥6,660 million.

Revenues


(Millions of yen)
70,374
72,475
74,017
82,330
85,422
2003
2004
2005
2006
2007

Operating Income (Loss)


(Millions of yen)
-18,311
4,153
2,827
-262
2,426
2003
2004
2005
2006
2007

Net Income (Loss)


(Millions of yen)
-18,893
4,384
3,709
358
-1,312
2003
2004
2005
2006
2007

The main reason for these decreases was the above-mentioned decline in the market value of investment securities.

Cash Flows

Net cash provided by operating activities was ¥8,755 million, ¥5,172 million higher than during the previous year. Major factors included a ¥3,889 million increase in payables and a ¥914 million increase in accrued expenses.

Net cash used in investing activities was ¥7,977 million, ¥12,959 million lower than during the previous term. The biggest factor behind this change was the absence of proceeds from sales and redemption of short-term investments, which contributed ¥20 billion during the preceding term.

Net cash used in financing activities was ¥1,900 million, ¥1,407 million more than in the previous year. The absence of proceeds from paid-in capital from minority shareholders, which provided ¥2,278 million in the previous term, was the main reason.

Owing principally to the negative cashflow factors described above, cash and cash equivalents, end of year, were ¥39,189 million, down ¥1,122 million from the beginning of the year.

Risk Information

The following is an overview of the primary items that the Company recognizes as potential risks that may affect future business decisions and financial standing, although factors that could influence our business results are not limited to those below.

1. Subscriber acquisition and trends

Should a decrease in subscriber numbers occur despite marketing activities such as investing in advertising and promotions and own content, our business results may be affected.

2. Satellite condition

Should damage to or flaws with satellites occur, there is no guarantee that existing backup satellites can replace flawed ones in a timely manner. Moreover, in cases where satellite operators make changes to licensing conditions, or when for other reasons the Company is unable to renew contracts, continuation of service may be significantly hindered, and our business results may be affected.

3. Broadcaster-related risks

In cases where broadcasters stop services or debase the quality of programs due to financial trouble or other reasons, business results may be affected. Moreover, broadcasters hold rights to determine subscription fees, and in cases where subscriber numbers do not increase in response to lower prices, our revenues may decrease and our business results may be affected.

4. STB and STB manufacturer-related risks

In cases where STB (set-top box) production and the number of people wanting to subscribe do not match, or in cases where defects are discovered in STBs after their release on the market, the trend in subscriber numbers may be affected.

5. **Sales outlets**

Policies regarding payment of sales incentives are reexamined on a regular basis, and our policy from herein is to continue to carry out a flexible system that takes into consideration the unique features of sales routes. However, in cases where subscriber growth remains stagnant despite the promotion of sales incentives, or when viewers do not continue using the service for a period long enough to merit sales incentives, our business results may be affected.

6. **Content acquisition related**

In cases where content prices rise, when content loses value during the period that we hold rights, or when the Company fails to obtain rights, the expected number of new subscribers or revenues may not be reached, and our business results may be affected.

7. **Competition**

With the continued progress of technological innovations and the accompanying use of a variety of infrastructures, the potential exists that other corporations may begin the same service as the Company. Currently, the pay broadcasting infrastructure is not limited to only CS and BS digital broadcasting, but is expanding to include cable television and FTTH services. Areas that currently do not receive satellite broadcasts may be gained by Japan as a result of future regulations. In such cases, new services of the same variety as the Companies offer may appear on the market as competitors. While the diversification of media brings increased competition in its wake, this also may represent a new revenue opportunity for the Company, and our business results may be affected.

8. **Security of IC cards and other security concerns**

In cases when security of IC cards is breached, and inability to prevent viewing of charges and account information occurs, our business results may be affected.

9. **Security of subscriber information**

The Companies give the highest attention to the protection of client information, including subscriber information. However, in cases where subscriber information leaks from the Companies or business partners after illegal access by third parties or other factors, the loss of confidence and/or the burden of unexpected costs may affect our business results.

10. **Heavy damage to equipment due to large-scale natural disasters**

In cases where unanticipated large-scale natural disasters cause destruction of broadcasting facilities or uplink equipment, the Company does not possess full backup equipment, and our business results may be affected. To mitigate this risk, the Company has announced plans to construct a robust new broadcasting center that will integrate the three facilities that are currently in use.

Consolidated Balance Sheets

SKY Perfect Communications Inc. and Subsidiaries
March 31, 2006 and 2007

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2006	2007	2007
ASSETS			
Current Assets:			
Cash and cash equivalents	¥ 40,311	¥ 39,189	$ 332,110
Short-term investments (Note 3)	10	3,486	29,542
Receivables:			
Trade	7,464	7,930	67,203
Affiliated companies	323	433	3,669
Other	2,974	3,479	29,484
Allowance for doubtful receivables	(280)	(455)	(3,856)
Broadcasting rights	2,653	5,488	46,509
Deferred tax assets (Note 6)	37	483	4,093
Other current assets	5,426	6,382	54,076
Total current assets	58,918	66,414	562,830
Property and Equipment (Note 4):			
Buildings and structures	6,602	6,704	56,814
Machinery, equipment and vehicles	14,022	16,074	136,220
Construction in progress	225	638	5,407
Others	1,410	3,764	31,898
Total	22,259	27,180	230,339
Accumulated depreciation	(7,137)	(9,500)	(80,508)
Net property and equipment	15,122	17,680	149,831
Investments and Other Assets:			
Software (Note 4)	2,438	3,603	30,534
Goodwill	1,260	1,215	10,297
Investment securities (Note 3)	48,446	25,157	213,195
Investment in affiliated companies	3,481	4,636	39,288
Deferred tax assets (Note 6)	72	80	678
Other assets	3,435	2,858	24,220
Total investments and other assets	59,132	37,549	318,212
Total	¥133,172	¥121,643	$1,030,873

See notes to consolidated financial statements.

SKY Perfect JSAT Corporation

SKY Perfect Communications Inc.

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2006	2007	2007
LIABILITIES AND EQUITY			
Current Liabilities:			
Short-term borrowings (Note 5)	¥ 550	¥ 920	$ 7,797
Current portion of long-term debt (Note 5)	150	150	1,271
Payables (Note 5):			
Trade	7,465	11,736	99,458
Affiliated companies	901	30	254
Income taxes payable (Note 7)	406	285	2,415
Accrued expenses	625	1,176	9,966
Subscription fees received	13,003	13,197	111,839
Allowance for office relocation	—	338	2,865
Other	2,749	3,270	27,712
Total current liabilities	25,849	31,102	263,577
Long-Term Liabilities:			
Long-term payables (Note 5)	266	57	483
Long-term debt (Note 5)	979	829	7,025
Deferred tax liabilities (Note 6)	5,117	94	797
Liabilities for retirement benefits (Note 7)	758	837	7,098
Other	1,325	1,384	11,729
Total long-term liabilities	8,505	3,201	27,127
MINORITY INTERESTS	4,818	—	—
EQUITY (Notes 8, 9 and 13):			
Common stock–authorized 9,000,000 shares issued, 2,270,365 shares in 2006 and 2007	50,084	50,084	424,441
Capital surplus	43,995	43,922	372,220
Stock acquisition rights		5	42
Retained earnings	4,629	1,692	14,339
Net unrealized gain (loss) on available-for-sale securities	5,574	(2,287)	(19,381)
Deferred gain on derivatives under hedge accounting	—	36	305
Treasury stock, at cost, 117,441 shares in 2006, 111,909 shares in 2007	(10,282)	(9,798)	(83,034)
Total	94,000	83,654	708,932
Minority interest	—	3,686	31,237
Total equity	94,000	87,340	740,169
Total	¥133,172	¥121,643	$1,030,873

Consolidated Statements of Operations

SKY Perfect Communications Inc. and Subsidiaries
For the years ended March 31, 2005, 2006 and 2007

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2005	2006	2007	2007
Revenues	¥74,017	¥82,330	**¥85,422**	**$723,915**
Operating Expenses:				
Cost of services (Note 11)	49,978	57,344	**57,338**	**485,915**
Selling, general and administrative expenses (Note 11)	21,212	25,248	**25,658**	**217,441**
Operating Income (Loss)	2,827	(262)	**2,426**	**20,559**
Other Income (Expenses):				
Interest income	971	726	**670**	**5,678**
Interest expense (Note 5)	(38)	(38)	**(42)**	**(356)**
Equity in net losses of affiliated companies	(75)	(266)	**(623)**	**(5,280)**
Foreign currency transaction gains (losses)–net	(11)	(124)	**76**	**645**
Gain on sales of investment securities	217	1,023	**–**	**–**
Loss on disposal of property and equipment	(65)	(456)	**(452)**	**(3,831)**
Write-down of investment securities (Note 3)	(308)	(44)	**(4,110)**	**(34,831)**
Impairment loss (Note 4)	–	(326)	**(260)**	**(2,203)**
Allowance for office relocation	–	–	**(338)**	**(2,864)**
Other—net	129	(2)	**68**	**576**
Other income—net	820	493	**(5,011)**	**(42,466)**
Income (Loss) before Income Taxes and Minority Interests	3,647	231	**(2,585)**	**(21,907)**
Income Taxes (Note 6):				
Current	13	378	**291**	**2,466**
Deferred	–	(65)	**(448)**	**(3,797)**
Total income taxes	13	314	**(157)**	**(1,331)**
Minority Interests in Net Income	75	441	**1,116**	**9,457**
Net Income (Loss)	¥ 3,709	¥ 358	**¥ (1,312)**	**$ (11,119)**

	Yen			U.S. dollars (Note 1)
	2005	2006	2007	2007
Per Share of Common Stock (Note 13):				
Net income (loss)				
Basic	¥1,630.78	¥162.56	**¥(609.22)**	**$(5.16)**
Diluted	1,629.52	162.54	**–**	**–**
Cash dividends applicable to the year	750.00.	750.00	**750.00**	**6.36**

See notes to consolidated financial statements.

SKY Perfect JSAT Corporation

SKY Perfect Communications Inc.

Consolidated Statements of Changes in Equity

SKY Perfect Communications Inc. and Subsidiaries
For the years ended March 31, 2005, 2006 and 2007

	Millions of yen										
	Outstanding number of shares of common stock	Common stock	Capital surplus	Stock acquisition rights	Retained earnings	Net unrealized gain (loss) on available-for sale securities	Deferred gain on derivatives under hedge accounting	Treasury stock	Total	Minority interest	Total equity
Balance at April 1, 2004	2,267,608	¥50,014	¥43,924	–	¥ 3,334	¥(1,014)	–	–	¥96,258	–	¥96,258
Net Income					3,709				3,709		3,709
Cash dividends, ¥500 per share					(1,133)				(1,133)		(1,133)
Exercise of warrants	901	23	24						47		47
Net unrealized loss on											
available-for sales securities						(199)			(199)		(199)
Purchase of treasury stock	(105,372)							¥ (9,273)	(9,273)		(9,273)
Balance at March 31, 2005	2,163,137	50,037	43,948	–	5,910	(1,213)	–	(9,273)	89,409	–	89,409
Net income					358				358		358
Cash dividends, ¥750 per share					(1,623)				(1,623)		(1,623)
Bonuses to directors					(16)				(16)		(16)
Exercise of warrants	1,856	47	47						94		94
Net unrealized gain on											
available-for sales securities						6,787			6,787		6,787
Purchase of treasury stock	(12,069)							(1,009)	(1,009)		(1,009)
Balance at March 31, 2006	2,152,924	50,084	43,995	–	4,629	5,574	–	(10,282)	94,000	–	94,000
Reclassified balance as of											
March31, 2006 (Note 2.n)										¥ 4,818	4,818
Net loss					(1,312)				(1,312)		(1,312)
Cash dividends, ¥750 per share					(1,615)				(1,615)		(1,615)
Bonuses to directors					(10)				(10)		(10)
Disposal of treasury stock	5,532		(73)					484	411		411
Net change in the year				¥5		(7,861)	¥36		(7,820)	(1,132)	(8,952)
Balance at March 31, 2007	2,158,456	¥50,084	¥43,922	¥5	¥ 1,692	¥(2,287)	¥36	¥ (9,798)	¥83,654	¥ 3,686	¥87,340

	Thousands of U.S. dollars									
	Common stock	Capital surplus	Stock acquisition rights	Retained earnings	Net unrealized gain (loss) on available-for sale securities	Deferred gain on derivatives under hedge accounting	Treasury stock	Total	Minority interest	Total equity
Balance at March 31, 2006	$424,441	$372,839	–	$ 39,229	$ 47,237	–	$(87,136)	$796,610	–	$796,610
Reclassified balance as of										
March31, 2006 (Note 2.n)									$40,830	40,830
Net loss				(11,119)				(11,119)		(11,119)
Cash dividends, $6.4 per share				(13,686)				(13,686)		(13,686)
Bonuses to directors				(85)				(85)		(85)
Disposal of treasury stock		(619)					4,102	3,483		3,483
Net change in the year			$42		(66,618)	$305		(66,271)	(9,593)	(75,864)
Balance at March 31, 2007	$424,441	$372,220	$42	$ 14,339	$(19,381)	$305	$(83,034)	$708,932	$31,237	$740,179

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

SKY Perfect Communications Inc. and Subsidiaries
For the years ended March 31, 2005, 2006 and 2007

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2005	2006	2007	2007
Operating Activities:				
Income (loss) before income taxes and minority interests	¥ 3,647	¥ 231	**¥ (2,585)**	**$ (21,907)**
Adjustments for:			**—**	**—**
Depreciation and amortization	3,014	3,692	**4,736**	**40,136**
Gain on sales of investment securities	(217)	(1,023)	**—**	**—**
Loss on disposal of property and equipment	65	456	**452**	**3,831**
Write-down of investment securities	308	44	**4,110**	**34,831**
Impairment loss	—	326	**260**	**2,203**
Interest and dividend income	(971)	(756)	**(708)**	**(6,000)**
Interest expense	38	38	**42**	**356**
Equity in net losses of affiliated companies	75	266	**623**	**5,280**
Changes in assets and liabilities:				
(Increase) decrease in receivable—trade and affiliated companies	153	(177)	**(514)**	**(4,356)**
Increase (decrease) in allowance for doubtful receivables	(62)	24	**174**	**1,475**
(Increase) decrease in inventories	60	773	**(2,939)**	**(24,907)**
Decrease (increase) in advance	(46)	(809)	**845**	**7,161**
Decrease (increase) in payables	(1,021)	(264)	**3,625**	**30,720**
Decrease (increase) in accured expenses	(137)	(392)	**522**	**4,424**
Increase (decrease) in subscription fees received	(286)	639	**194**	**1,644**
Other—net	(1,175)	(49)	**(363)**	**(3,076)**
Subtotal	3,445	3,019	**8,474**	**71,814**
Interest and dividends received	909	839	**779**	**6,602**
Interest paid	(38)	(38)	**(39)**	**(331)**
Income taxes paid	(14)	(237)	**(459)**	**(3,890)**
Net cash provided by operating activities	4,302	3,583	**8,755**	**74,195**
Investing Activities:				
Payments for time deposits	(4,000)	(5,010)	**(300)**	**(2,542)**
Refund of time deposits	3,000	6,005	**10**	**85**
Purchases of short-term investments	(14,462)	—	**—**	**—**
Proceeds from sales and redemption of short-term investments	29,324	20,000	**—**	**—**
Purchases of investment securities	(17,659)	(16,607)	**(739)**	**(6,263)**
Proceeds from sales and redemption of investment securities	6,404	5,568	**2,000**	**16,949**
Purchases of property and equipment	(7,784)	(6,367)	**(5,793)**	**(49,093)**
Proceeds from sales of property and equipment	75	1,971	**27**	**229**
Purchases of software	(368)	(912)	**(3,274)**	**(27,746)**
Proceeds from currency swap assets	1,074	329	**—**	**—**
Acquisition of subsidiary, net of cash and cash equivalent	(2,755)	—	**100**	**847**
Other	63	5	**(8)**	**(68)**
Net cash (used in) provided by investing activities	(7,088)	4,982	**(7,977)**	**(67,602)**
Financing Activities:				
Increase in short-term borrowingsr—net	—	480	**370**	**3,135**
Repayments of long-term debt	—	(155)	**(150)**	**(1,271)**
Payments of long-term payables	(515)	(544)	**(498)**	**(4,220)**
Proceeds from issuance of common stock	46	93	**—**	**—**
Proceeds from paid-in capital from minority shareholders	5	2,278	**—**	**—**
Dividends paid	(1,134)	(1,619)	**(1,608)**	**(13,627)**
Dividends paid to minority shareholders	—	(14)	**(14)**	**(119)**
Purchases of treasury stock	(9,318)	(1,012)	**—**	**—**
Net cash used in financing activities	(10,916)	(493)	**(1,900)**	**(16,102)**
Net (Decrease) Increase in Cash and Cash Equivalents	(13,702)	8,072	**(1,123)**	**(9,509)**
Cash and Cash Equivalents, Beginning of Year	45,941	32,239	**40,311**	**341,619**
Cash and Cash Equivalents, End of Year	¥ 32,239	¥ 40,311	**¥39,189**	**$332,110**
Non-Cash Investing Activity:				
Capital surplus decreased as a result of the share exchange with eTEN Inc.	—	—	**¥73**	**$619**

See notes to consolidated financial statements.

Breakdown of Principal Assets and Liabilities Acquired through New Consolidation of Subsidiaries

In line with the consolidation of subsidiaries through the acquisition of its shares, following is a breakdown of assets and liabilities at the time of consolidation, as well as the acquisition price of the shares and the revenues (net amount) acquired.

	Millions of yen			Thousands of U.S. dollars
	2005	2006	2007	2007
Current assets	¥ 2,188	¥ 4	¥ 272	$ 2,305
Fixed assets	4,062	–	79	670
Goodwill	1,536	–	268	2,271
Current liabilities	(1,751)	–	(193)	(1,636)
Non-current liabilities	(1,167)	–	(9)	(76)
Minority interests	(857)	–	–	–
Acquisition price of share in newly consolidated subsidiary	4,011	4	417	3,534
Cost for share acquisition at the beginning of current priod	(145)	–	–	–
Allocation of treasury stock through share exchange	–	–	(411)	(3,483)
Cash and cash equivalents of newly consolidated subsidiary	1,111	4	106	898
Less: Revenue from newly consolidated subsidiary	¥(2,755)	¥–	¥ 100	$ 847

Notes to Consolidated Financial Statements

SKY Perfect Communications Inc. and Subsidiaries

1

Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of accounting principles generally accepted in the United States of America and International Financial Reporting Standards.

On December 27, 2005, the Accounting Standards Board of Japan (the "ASBJ") published a new accounting standard for the statement of changes in equity, which is effective for fiscal years ending on or after May 1, 2006. The consolidated statement of shareholders' equity, which was previously voluntarily prepared in line with the international accounting practices, is now required under generally accepted accounting principles in Japan and has been renamed "the consolidated statement of changes in equity" in the current fiscal year.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, certain prior year amounts have been reclassified to conform to the current presentation.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which Sky Perfect Communications Inc. (the "Company") is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and has been made at the rate of ¥118 to $1, the approximate rate of exchange at March 31, 2007. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate

2

Summary of Significant Accounting Policies

a. Consolidation

The consolidated financial statements as of March 31, 2007 include the accounts of the Company and its significant (all in 2007) subsidiaries (together, the "Companies"). Consolidation of the remaining subsidiaries would not have a material effect on the consolidated financial statements.

The number of consolidated subsidiaries and associated companies at March 31, 2005, 2006 and 2007 was summarized below.

	2005	2006	2007
Consolidated subsidiaries	9	12	14
Affiliated companies:			
Unconsolidated subsidiaries	—	—	4
Associated companies	1	2	7

Under the control or influence concept, those companies in which the Company, directly or indirectly, is able to exercise control over operations are consolidated, and those companies over which the Companies have the ability to exercise significant influence are accounted for by the equity method.

On September 8, 2006, the ASBJ issued Practical issues Task Force No. 20, "Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations" which is effective for fiscal years ending on or after September 8, 2006. The practical solution clarifies how the control and influence concept should be practically applied to the consolidation scope of collective investment vehicles, such as limited partnerships, Tokumei-Kumiai and other entities with similar characteristics, in order to avoid such vehicles being intentionally excluded from consolidation. The Company applied this task force in the year ended March 31, 2007, which resulted in seven collective investment vehicles newly accounted for by the equity method.

Investments in unconsolidated subsidiaries and associated companies are accounted for by the equity method.

Goodwill, the excess of the cost of an acquisition over the fair value of the net assets of the acquired subsidiaries and associated companies at the date of acquisition, is amortized over its estimated useful time.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Companies is eliminated.

b. Business Combination and Business Separation

In October 2003, the Business Accounting Council (the "BAC") issued a Statement of Opinion, "Accounting for Business Combinations", and on December 27, 2005, the ASBJ issued ASBJ Statement No. 7, "Accounting Standard for Business Separations and ASBJ Guidance No. 10, "Guidance for Accounting Standard for Business Combinations and Business Separations". These new accounting pronouncements are effective for fiscal years beginning on or after April 1, 2006.

The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of-interests. These specific criteria are as follows: (a) the consideration for the business combination consists solely of common shares with voting rights, (b) the ratio of voting rights of each predecessor shareholder group after the business combination is nearly equal, and (c) there are no other factors that would indicate any control exerted by any shareholder group other than voting rights.

For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. This standard also prescribes the accounting for combinations of entities under common control and for joint ventures. Goodwill, including negative goodwill, is to be systematically amortized over 20 years or less, but is also subject to an impairment test.

Under the accounting standard for business separations, in a business separation where the interests of the investor no longer continue and the investment is settled, the difference between the fair value of the consideration received for the transferred business and the book value of net assets transferred to the separated business is recognized as a gain or loss on business separation in the statement of income. In a business separation where the interests of the investor continue and the investment is not settled, no such gain or loss on business separation is recognized.

c. Segment Information

The management measures the Companies' business as a single segment which provides platform service relating to satellite digital multichannel broadcasting. The Companies operate their business only in Japan and their long-lived assets are located in Japan.

d. Cash Equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value.

Cash equivalents include time deposits and mutual funds investing in bonds that represent short-term investments, all of which mature or become due within three months of the date of acquisition.

e. Securities

Securities are included in short-term investment securities in the consolidated balance sheets

Securities are classified as trading securities, held-to-maturity debt securities or available-for-sale securities depending on management's intent. The Companies classify securities as held-to-maturity debt securities and available-for-sale securities.

Held-to-maturity debt securities are stated at amortized cost

Marketable available-for-sale securities are stated at fair value with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average method

For other than temporary declines in fair value, non-marketable available-for-sale securities are reduced to net realizable value by a charge to income.

f. Allowance for Doubtful Receivables

Allowance for doubtful receivables is established in an amount considered to be appropriate based on the Company's past credit loss experience and an evaluation of potential losses in receivables outstanding.

g. Inventories

Inventories consist primarily broadcasting rights. The Companies purchase rights relating to broadcasting of programs which are capitalized and amortized based on the number of showings. Other inventories are stated at cost.

h. Property and Equipment

Property and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets. The range of useful lives is from 3 to 27 years for buildings and structures and from 2 to 15 years for machinery, vehicles and equipment.

i. Software

Software is stated at cost less accumulated amortization and is amortized on a straight-line method over the estimated useful lives. The range of useful lives is from 2 to 5 years.

j. Impairment for Long-Lived Assets

In August 2002, the BAC issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets", and in October 2003 the ASBJ issued ASBJ Guidance No. 6, "Guidance for Accounting Standard for Impairment of Fixed Assets". These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

The Companies adopted the new accounting standard for impairment of fixed assets as of April 1, 2005.

The Companies reviews their long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition

k. Allowance for Office Relocation

Allowance for office relocation is recorded based on rationally estimated costs connected with the relocation of the Company's headquarters, decided in March 2007 and scheduled for September 2007.

l. Retirement and Pension Plan

The Companies have unfunded severance indemnity plans covering substantially all employees, other than employees seconded by the Company's shareholders.

The Companies record the liabilities for retirement benefits based on the projected retirement benefit obligation at the balance sheet date to provide for the future payments. Unrecognized actuarial differences are amortized on a straight-line method over the average remaining service years (11, 12 and 15 years) of the employees, starting from the year following the year in which they occur.

The annual provision for retirement benefits for directors is calculated to state the liability at the amount that would be required if all directors retired at each balance sheet date.

m. Stock Options

On December 27, 2005, the ASBJ issued ASBJ Statement No. 8, "Accounting Standard for Stock Options and related guidance. The new standard and guidance are applicable to stock options newly granted on and after May 1, 2006.

This standard requires companies to recognize compensation expense for employee stock options based on the fair value at the date of grant and over the vesting period as consideration for receiving goods or services. The standard also requires companies to account for stock options granted to non-employees based on the fair value of either the stock option or the goods or services received. In the balance sheet, the stock option is presented as a stock acquisition right as a separate component of equity until exercised. The standard covers equity-settled, share-based payment transactions, but does not cover cash-settled, share-based payment transactions. In addition, the standard allows unlisted companies to measure options at their intrinsic value if they cannot reliably estimate fair value.

The Companies applied the new accounting standard for stock options to those granted on and after May 1, 2006. The effect of adoption of this accounting standard for the year ended Mach 31, 2007 was to increase loss before income taxes and minority interests by ¥6 million ($51 thousand).

n. Presentation of Equity

On December 9, 2005, the ASBJ published a new accounting standard for presentation of equity. Under this accounting standard, certain items which were previously presented as liabilities are now presented as components of equity. Such items include stock options, minority interests, and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ending on or after May 1, 2006. The consolidated balance sheet as of March 31, 2007 is presented in line with this new accounting standard

o. Leases

All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the consolidated financial statements.

p. Bonuses to Directors and Corporate Auditors

Prior to the fiscal year ended March 31, 2005, bonuses to directors and corporate auditors were accounted for as a reduction of retained earnings in the fiscal year following approval at the general shareholders meeting. The ASBJ issued ASBJ Practical Issues Task Force (PITF) No. 13, Accounting treatment for bonuses to directors and corporate auditors, which encouraged companies to record bonuses to directors and corporate auditors on the accrual basis with a related charge to income, but still permitted the direct reduction of such bonuses from retained earnings after approval of the appropriation of retained earnings.

The ASBJ replaced the above accounting pronouncement by issuing a new accounting standard for bonuses to directors and corporate auditors on November 29, 2005. Under the new accounting standard, bonuses to directors and corporate auditors must be expensed and are no longer allowed to be directly charged to retained earnings. This accounting standard is effective for fiscal years ending on or after May 1, 2006. The companies must accrue bonuses to directors and corporate auditors at the year-end to which such bonuses are attributable

The Companies adopted the new accounting standard for bonuses to directors and corporate auditors from the year ended March 31, 2007. The effect of adoption of this accounting standard was to increase loss before income taxes and minority interests for the year ended March 31, 2007 by ¥7 million ($59 thousand).

q. Derivative Financial Instruments

The Company uses derivative financial instruments including foreign exchange forward contracts for the purpose of reducing the risk arising from the changes in anticipated cash flows of forecasted transactions associated with certain payments for overseas broadcasting rights. The Company also has hybrid financial instruments with embedded credit derivatives, which are used to invest the Company's excess funds.

Derivative financial instruments and foreign currency transactions are classified and accounted for as follows: a) all derivatives be recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the income statement and b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until liabilities for payments for overseas broadcasting rights are recognized.

The foreign exchange forward contracts employed to hedge foreign exchange exposures for certain payments for overseas broadcasting rights are measured at the fair value are deferred until liabilities for payments for overseas broadcasting rights are recognized.

r. Compound financial instruments

Compound financial instruments, from which embedded derivatives cannot be separated were reported at fair value, and any resulting gains or losses are recognized in the consolidated statements of operations. However, on March 30, 2006, the ASBJ issued ASBJ Guidance No. 12, Guidance on "Accounting for Other Compound Financial Instruments (Compound Financial Instruments Other than Those with Option to Increase Paid-in Capital)", which is effective for fiscal years beginning on or after April 1, 2006 with early adoption permitted for fiscal years ending on or after March 31, 2006. The Company adopted these guidelines from the year ended March 31, 2007. The effect of adoption of these guideline were to decrease loss before income taxes and minority interests for the year ended March 31, 2007 by ¥8 million ($ 68 thousand).

s. Income Taxes

The provision for income taxes is computed based on the pretax income included in the statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

t. Appropriations of Retained Earnings

Appropriations of retained earnings at each year-end are reflected in the financial statements for the following year upon shareholders' approval.

u. Foreign Currency Transactions

Receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. Foreign exchange gains and losses are recognized during the fiscal year in which they occur.

v. Per Share Information

Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted net income per share reflects the potential dilution that could occur if stock options and warrants were exercised.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year. Diluted net income per share is not disclosed because of the Companies' net loss position.

w. New Accounting Pronouncements

(1) Measurement of Inventories

Under generally accepted accounting principles in Japan ("Japanese GAAP"), inventories are currently measured either by the cost method, or at the lower of cost or market. On July 5, 2006, the ASBJ issued ASBJ Statement No. 9, "Accounting Standard for Measurement of Inventories", which is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted. This standard requires that inventories held for sale in the ordinary course of business be measured at the lower of cost or net selling value, which is defined as the selling price less additional estimated manufacturing costs and estimated direct selling expenses. The replacement cost may be used in place of the net selling value, if appropriate. The standard also requires that inventories held for trading purposes be measured at the market price.

(2) Lease Accounting

On March 30, 2007, the ASBJ issued ASBJ Statement No. 13, "Accounting Standard for Lease Transactions", which revised the existing accounting standard for lease transactions issued on June 17, 1993.

Under the existing accounting standard, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, however, other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the note to the lessee's financial statements.

The revised accounting standard requires that all finance lease transactions should be capitalized. The revised accounting standard for lease transactions is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted for fiscal years beginning on or after April 1, 2007.

3

Short-term Investments and Investment Securities

Short-term investments and investment securities as of March 31, 2006 and 2007 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2007	2007
Short-term Investments:			
Debt securities	—	¥3,186	$27,000
Trust fund investment and other	¥10	300	2,542
Total	¥10	¥3,486	$29,542
Investment Securities:			
Equity securities	¥25,721	¥ 7,667	$ 64,975
Debt securities	22,725	17,490	148,220
Total	¥48,446	¥25,157	$213,195

The carrying amounts and aggregate fair value of certain short-term investments and investments securities at March 31, 2006 and 2007 were as follows:

	Millions of yen			
	2006			
	Cost	Unrealized gain	Unrealized loss	Fair value
Securities classified as:				
Available-for sale				
Equity securities	¥10,124	¥12,719	¥ 4	¥22,839
Debt securities	14,000	—	1,964	12,036
Held-to-maturity				
Debt securities	10,689	7	548	10,148

	Millions of yen			
	2007			
	Cost	Unrealized gain	Unrealized loss	Fair value
Securities classified as:				
Available-for-sale				
Equity securities	**¥ 6,475**	**¥153**	**¥ 340**	**¥ 6,288**
Debt securities	**14,013**	**20**	**2,047**	**11,986**
Held-to-maturity				
Debt securities	**8,689**	**3**	**401**	**8,292**

	Thousands of U.S. dollars			
	2007			
	Cost	Unrealized gain	Unrealized loss	Fair value
Securities classified as:				
Available-for-sale				
Equity securities	**$ 54,873**	**$1,296**	**$ 2,881**	**$ 53,288**
Debt securities	**118,754**	**169**	**17,347**	**101,576**
Held-to-maturity				
Debt securities	**73,644**	**34**	**3,398**	**70,271**

Available-for-sale securities whose fair values is not readily determinable at March 31, 2006 and 2007 were as follows:

	Carrying amount		
	Millions of yen		Thousands of U.S. dollars
	2006	**2007**	**2007**
Equity securities	¥2,882	**¥1,379**	**$11,686**
Trust fund investments	—	**300**	**2,542**

Proceeds from sales of available-for-sale securities for the years ended March 31, 2005, 2006 were ¥17,237 million, ¥7,767 million, respectively. These were no such proceeds for the year ended March 31, 2007. Gross realized gains and losses on these sales, computed on the moving-average cost basis, were ¥355 million and ¥183 million, respectively, for the year ended March 31, 2005, ¥1,026 million and ¥2 million, respectively, for the year ended March 31, 2006.

The carrying values of debt securities by contractual maturities for securities classified as available-for-sale and held-to-maturity at March 31, 2007 are as follows:

	Millions of yen	Thousands of U.S. dollars
Due within one year or less	¥ 3,186	$ 27,000
Due after one year through five years	3,002	25,441
Due after five years through ten years	1,507	12,771
Due after ten years	12,981	110,008
Total	¥20,676	$175,220

Losses on Valuation of Investment Securities

In compliance with Paragraph 91 of the "Guidelines for Accounting for Financial Products", the Company recorded an impairment loss on its investment in the shares of Index Holdings, based on the closing price of this company's shares on March 30, 2007, as the price of the shares in Index Holdings had declined by more than 50% from the time of the Company's acquisition of these shares on March 19, 2007, and the share price could not rationally be expected to recover to the purchase price

4 Long-Lived Assets

The Company reviewed its long-lived assets for impairment for the years ended March 31, 2006 and 2007. As a result, the Company recognized an impairment loss of ¥326 million as an other expense for certain machinery and equipment and software of the data broadcasting facility at Aomi Broadcasting Center due to the decision to terminate such service for the year ended March 31, 2006. The carrying amounts of the relevant machinery of ¥178 million, software of ¥147 million and other equipment of ¥1 million were written off. The Company recognized an impairment loss of ¥260 million ($2,203 thousand) as an other expense for certain software of program information service due to the decision to terminate such service for the year ended March 31, 2007. The carrying amount of the relevant software of ¥260 million ($2,203 thousand) was written off.

5 Short-Term Borrowings and Long-Term Debt

Short-term borrowings and long-term debt at March 31, 2006 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2007	2007
Short-term borrowings, weighted average interest rate of 1.2% at March 31, 2006 and 1.5% at March 31, 2007	¥ 550	¥920	$7,797
Long-term debt:			
Government-owned bank, maturing serially through 2016 annual interest of 0%	¥ 504	¥437	$3,703
Adachi-ku, maturing serially through 2015 annual interest rate of 0%	625	542	4,593
Total	1,129	979	8,296
Less current portion	150	150	1,271
Long-term debt, less current portion	¥ 979	¥829	$7,025

Long-term payables at March 31, 2006 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2007	2007
Long-term payables, weighted average interest rate of 2.5% at March 31, 2006 and 2.4% at March 31, 2007	¥785	**¥288**	**$2,441**
Less current portion	519	**231**	**1,958**
Long-term payables, less current portion	¥266	**¥ 57**	**$ 483**

The annual maturities of long-term debt and long-term payables at March 31, 2007 were as follows:

	Millions of yen	Thousands of U.S. dollars
Year ending March 31:		
2008	¥ 381	$ 3,229
2009	193	1,635
2010	164	1,390
2011	150	1,271
2012	141	1,195
Thereafter	238	2,017
Total	¥1,267	$10,737

6

Income Taxes

The Companies are subject to a number of different income taxes which, in the aggregate, indicate a normal effective statutory tax rate of approximately 40.7% for the year ended March 31, 2005, 2006, and 2007.

The tax effects of significant temporary differences and tax loss carryforwards which resulted in deferred tax assets and liabilities at March 31, 2006 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2007	2007
Deferred Tax Assets:			
Accrued expenses	¥ 248	**¥ 455**	**$ 3,856**
Accrued bonus	135	**144**	**1,220**
Liabilities for employees' retirement benefits	299	**333**	**2,822**
Depreciation	145	**160**	**1,356**
Deferred income	164	**186**	**1,576**
Allowance for office relocation	—	**137**	**1,161**
Impairment loss	133	**156**	**1,322**
Write-down of investment securities	128	**1,761**	**14,924**
Unrealized losses on available-for-sale securities	801	**972**	**8,237**
Operating loss carryforwards	14,387	**13,254**	**112,322**
Other	358	**294**	**2,492**
Less valuation allowance	(16,689)	**(17,250)**	**(146,186)**
Total	109	**602**	**5,102**
Deferred Tax Liabilities:			
Unrealized gains on available-for-sale securities	(5,177)	**(70)**	**(593)**
Other	—	**(63)**	**(534)**
Total	(5,177)	**(133)**	**(1,127)**
Net deferred tax assets (liabilities)	¥ (5,068)	**¥ 469**	**$ 3,974**

A reconciliation between the normal effective statutory tax rate and the actual effective tax rate reflected in the accompanying consolidated statements of income for the years ended March 31, 2005, 2006 and 2007 was as follows:

	2005	2006	**2007**
Normal effective statutory tax rate	40.7 %	40.7 %	**(40.7)%**
Expenses, not deductible for taxation	3.4	32.7	**3.5**
Amortization of goodwill	—	55.5	**5.0**
Equity in net losses of affiliated companies	0.8	46.8	**9.8**
Par capita levy	0.3	9.1	**1.0**
Change in valuation allowance, net of effects of loss carryforwards expiration	(44.1)	(45.8)	**15.1**
Other–net	(0.8)	(2.9)	**0.2**
Actual effective tax rate	0.3 %	136.1 %	**(6.1)%**

The Companies have tax operating loss carryforwards which are available to reduce future taxable income amounting to ¥32,566 million ($275,981 thousand) at March 31, 2007.

The Tax operating loss carryforwards will expire as follows:

	Millions of yen	Thousands of U.S. dollars
2009	¥ 3,432	$ 29,085
2010	18,496	156,746
2011	70	593
2012	893	7,568
2013	3,104	26,305
2014	6,571	55,686
Total	¥32,566	$275,983

7

Employees' Benefit Plans and Directors' Severance Indemnities

The Companies have unfunded severance indemnity plans under which substantially all of its employees, other than employees seconded from the shareholders, are entitled, under most circumstances, to lump-sum severance indemnities based on the level of compensation at retirement or earlier termination of employment, the length of service and other factors, upon mandatory retirement at normal retirement age or earlier termination of employment.

The liability for employees' retirement benefits at March 31, 2006 and 2007 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	**2007**	**2007**
Projected benefit obligation	¥745	**¥829**	**$7,026**
Unrecognized actuarial loss	(10)	**(12)**	**(102)**
Net deferred tax assets	¥735	**¥817**	**$6,924**

The components of net periodic retirement benefit costs for the years ended March 31, 2005, 2006 and 2007 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2006	**2007**	**2007**
Service cost	¥102	¥116	**¥136**	**$1,153**
Interest cost	7	8	**10**	**85**
Recognized actuarial gain	(1)	(2)	**1**	**8**
Long-term debt	¥108	¥122	**¥147**	**$1,246**

Assumptions primarily used for the years ended March 31, 2005, 2006 and 2007 were as follows:

	2005	2006	**2007**
Discount rate	1.5%	1.5%	**1.5%**
Recognition period of actuarial gain/loss	15 years	12 and 15 years	**11, 12 and 15 years**

In addition, employees of a certain subsidiary participate in multi-employer defined benefit plan.

Retirement benefits for directors are paid subject to approval of the shareholders. Retirement benefits as of March 31, 2006 and 2007 included those for directors in the amount of ¥23 million and ¥20million ($169 thousand), respectively.

8 Equity

On and after May 1, 2006, Japanese companies are subject to a new corporate law of Japan (the "Corporate Law"), which reformed and replaced the Commercial Code of Japan (the "Code") with various revisions that are, for the most part, applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The significant changes in the Corporate Law that affect financial and accounting matters are summarized below.

a. Dividends

Under the Corporate Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as; (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) at any time during the fiscal year if the company has prescribed so in its articles of incorporation. However, the Company cannot do so because it does not meet all the above criteria. The Board of Directors of companies with board committees (an appointment committee, compensation committee and audit committee) can also do so because such companies with board committees already, by nature, meet the above criteria under the Corporate Law, even though such companies have an audit committee instead of the Board of Corporate Auditors. The Company is organized as a company with board committees.

The Corporate Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Corporate Law provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

b. Increases / Decreases and Transfer of Common Stock, Reserve and Surplus

The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation of such threshold. The Corporate Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

c. Treasury Stock and Treasury Stock Acquisition Rights

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula. Under the Corporate Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of equity. The Corporate Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of equity or deducted directly from stock acquisition rights.

9 Stock Options

The Company has a stock option plan. The stock option plan, which was approved at the general shareholders meeting provides options for purchases of the Company's common stock for the directors and selected employees of the Company.

The date of grant, the number of grant options, exercise price and exercise period at March 31, 2007 are as follows:

Stock option	Person granted	Number of options granted (shares)	Date of grant	Exercise price	Exercise period
2001 stock option	5 directors 8 employees	1,445	2001.08.01	¥111,185 $942	From August 1, 2003 to July 31, 2007
2002 stock option	5 directors 9 employees	1,644	2002.12.01	¥105,436 $894	From December 1, 2004 to November 30, 2008
2004 stock option	5 directors 105 employees	2,909	2004.04.01	¥152,000 $1,288	From April 1, 2006 to March 31, 2010
2004 stock option	5 directors 7 employees	1,158	2004.12.01	¥126,105 $1,069	From December 1, 2006 to November 30, 2010
2005 stock option	6 directors 101 employees	2,599	2005.08.01	¥85,953 $728	From August 1, 2007 to July 31, 2011
2006 stock option	6 directors 6 employees	1,180	2006.10.01	¥70,256 $595	From October 1, 2008 to September 30, 2012

The stock option activity is as follows:

For the year ended March 31, 2007

	2001 stock option (shares)	2002 stock option (shares)	2004 stock option (shares)	2004 stock option (shares)	2005 stock option (shares)	2006 stock option (shares)
Non-vested						
March 31, 2006—outstanding			2,909	1,158	2,599	
Granted						1,180
Canceled					(77)	
Vested			1,477	(584)		
March 31, 2007—outstanding	—	—	1,432	574	2,522	1,180
Vested						
March 31, 2006—outstanding	1,413	1,644	—	—		
Granted			1,477	584		
Exercised						
Cancelled	(1,413)					
March 31, 2007—outstanding		1,644	1,477	584	—	—
Exercise price	¥111,185	¥105,436	¥152,000	¥126,105	¥85,953	¥70,256
	$942	$894	$1,288	$1,069	$728	$595
Average stock price at exercise	—	—	—	—	—	—
Fair value price at grant date	—	—	—	—	—	¥18,700
						$158

The assumptions used to measure fair value of 2006 Stock Option

Estimate method:	Black-Scholes option pricing model
Volatility of stock price:	41.27%
Estimated remaining outstanding period:	four years
Estimated dividend:	¥750 per share
Risk free interest rate:	0.954%

10 Leases

The Companies lease certain assets, principally subscriber management systems, broadcasting systems and related equipment. Total rental expenses under finance leases for the years ended March 31, 2005, 2006 and 2007 were ¥3,308 million, ¥2,958 million and ¥3,380 million ($28,644 thousand), respectively.

Pro forma information of leased assets such as acquisition cost, accumulated depreciation, obligations under finance leases, depreciation expense and interest expense of leased assets that do not transfer ownership of the leased assets to the lessee on an "as if capitalized" basis for the years ended March 31, 2006 and 2007 was as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2007	2007
Buildings:			
Acquisition cost	—	¥ 7	$ 59
Accumulated depreciation	—	1	8
Net book value	—	6	51
Machinery, Equipment and Vehicles:			
Acquisition cost	¥10,454	10,763	91,212
Accumulated depreciation	4,778	6,282	53,237
Net book value	5,676	4,481	37,975
Other Property and Equipment:			
Acquisition cost	4,708	5,780	48,982
Accumulated depreciation	1,686	1,855	15,720
Net book value	3,022	3,925	33,262
Software:			
Acquisition cost	1,728	1,602	13,576
Accumulated depreciation	1,148	1,313	11,127
Net book value	580	289	2,449
Total	¥ 9,278	¥ 8,701	$73,737

Obligations under finance leases were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2007	2007
Due within one year	¥2,921	¥3,303	$27,992
Due after one year	6,613	5,587	47,347
Total	¥9,534	¥8,890	$75,339

Depreciation expense and interest expense under finance leases were as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2006	2007	2007
Depreciation expense	¥2,919	¥2,642	¥3,062	$25,949
Interest expense	322	299	257	2,178
Total	¥3,241	¥2,941	¥3,319	$28,127

Depreciation expense and interest expense, which are not reflected in the accompanying statements of operations are computed by the straight-line method and the interest method, respectively.

11

Cost of Services and Selling, General and Administrative expenses

The components of cost of services and selling, general and administrative expenses for the years ended March 31, 2005, 2006 and 2007 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2006	2007	2007
Cost of Services:				
Personnel expense	¥ 1,196	¥ 1,548	**¥ 1,576**	**$ 13,356**
Outsourcing expense	11,773	14,518	**12,699**	**107,619**
Transmission-related expense	8,070	9,474	**10,756**	**91,152**
Programming cost	14,043	15,830	**14,989**	**127,025**
Cost of IC cards	337	512	**355**	**3,008**
Rental expense	4,304	4,131	**4,629**	**39,229**
Depreciation and amortization expense	2,732	3,408	**4,469**	**37,873**
Other	7,523	7,923	**7,865**	**66,653**
Total	¥49,978	¥57,344	**¥57,338**	**$485,915**
Selling, General and Administrative Expenses:				
Personnel expense	¥ 2,025	¥ 2,985	**¥ 3,393**	**$ 28,754**
Sales incentive	7,500	6,681	**5,265**	**44,619**
Advertising cost	5,559	5,979	**6,418**	**54,390**
Sale promotion expense	2,444	4,116	**4,355**	**36,907**
Provision for doubtful receivables	171	236	**410**	**3,475**
Depreciation and amortization expense	282	284	**258**	**2,186**
Research and development expense	111	647	**541**	**4,585**
Other	3,120	4,320	**5,018**	**42,525**
Total	¥21,212	¥25,248	**¥25,658**	**$217,441**

12

Derivative Instruments

The Company uses derivative financial instruments, which include foreign exchange forward contracts, for the purpose of reducing the risk arising from the changes in anticipated cash flows of forecasted transactions associated with certain payments for overseas broadcasting rights. The Company also has hybrid financial instruments with embedded credit derivatives, which are purchased to invest the Company's excess funds.

Foreign exchange forward contracts are subject to market risk.

Credit derivative instruments embedded in hybrid financial instruments are exposed to credit risk, but it is not expected that any counterparties will fail to meet the obligations, because only the financial instruments which are embedded with highly credit rated corporate credit default swaps and also the counterparties are all internationally recognized financial institutions.

Derivative transactions are executed and controlled by the Finance and Accounting Dept. in accordance with the internal policies which regulate the authorization and guidelines and the transaction status and performances are periodically reported to the Board of Directors.

The Company had the following derivative contracts that do not qualify for hedge accounting and are outstanding at March 31, 2006 and 2007.

	Millions of yen					
	2006			2007		
	Notional amount	Fair value	Unrealized gain (loss)	Notional amount	Fair value	Unrealized gain
Foreign currency forward contracts:						
Buying U.S. dollar	¥ 844	¥880	¥36	**¥391**	**¥431**	**¥40**
Credit default swap agreements	2,000	13	(4)	**—**	**—**	**—**

	Thousands of U.S. dollars		
	2007		
	Notional amount	Fair value	Unrealized gain
Foreign currency forward contracts:			
Buying U.S. dollar	**$3,314**	**$3,653**	**$339**

The notional amounts of derivatives which are shown in the above table do not represent the amounts exchanged by the parties and do not measure the Company's exposure to credit or market risks.

13

Net Income per Share

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the years ended March 31, 2005, 2006 and 2007 is as follows:

	Net income	Weighted average shares	EPS	
	Millions of yen		Yen	U.S. dollars
For the Year Ended March 31, 2005				
Basis EPS				
Net income available to common shareholders	¥3,695	2,265,614	¥1,630.78	
Effect of dilutive securities				
Stock options		1,757		
Diluted EPS				
Net income for computation	¥3,695	2,267,371	¥1,629.52	
For the Year Ended March 31, 2006				
Basis EPS				
Net income available to common shareholders	¥350	2,153,886	¥162.56	
Effect of dilutive securities				
Stock options		242		
Diluted EPS				
Net income for computation	¥350	2,154,128	¥162.54	
For the Year Ended March 31, 2007				
Basis EPS				
Net income available to common shareholders	**¥(1,312)**	**2,153,394**	**¥(609.22)**	**$(5.16)**

14 Related Party Transactions

The Company had revenue transactions with affiliated companies for the year ended March 31, 2005 amounting to ¥11,753 million, and cost of services amounted to ¥911 million.

For the years ended March 31, 2006 and 2007, the Company did not have material transactions with affiliated companies.

15 Subsequent Event

a. Appropriations of Retained Earnings

The following appropriations of retained earnings at March 31, 2007 were approved at the Company's shareholders' meeting held on June 27, 2007.

	Millions of yen	Thousands of U.S. dollars
Year-end cash dividends, ¥750 ($6.4) per share	¥1,619	$13,720

b. Establishment of the Holding Company

On April 2, 2007, the Company and JSAT Corporation established a joint holding company, SKY Perfect JSAT Corporation (the "Holding Company") through an exchange of shares among the shareholders.

Company name: SKY Perfect JSAT Corporation

Date of incorporation: April 2, 2007

Headquarter: Chiyoda-ku, Tokyo

Description of Business:

- The holding Company will be responsible for the overall management of group through planning, operation and administration function to optimize group operations and manage the group companies with delegated authorities and responsibilities.
- The holding Company will effectively use the management resources of the group and will plan and execute group strategies designed to bolster profit growth and promptly realize synergies from the Business Combination.

c. Transfer of Business from and Dissolution of SKY Perfect Marketing Co., Ltd.

Following the Board of Directors meeting on March 28, 2007, at which time a resolution was passed to receive the transfer of business from a consolidated subsidiary, SKY Perfect Marketing (the "Transfer Company") at a Board of Directors meeting on April 25, 2007, a resolution was passed to conclude a business transfer contract under which to receive the transfer of business developed by the Transfer Company. Following its transfer of business to the Company on June 1, 2007, the Transfer Company is to be dissolved at the end of that month.

Independent Auditor's Report

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23, Shibaura
Minato-ku, Tokyo 108-8530
Japan

Tel: +81(3)3457 7321
Fax: +81(3)3457 1694
www.deloitte.com/jp

To the Board of Directors of SKY Perfect Communications Inc.:

We have audited the accompanying consolidated balance sheets of SKY Perfect Communications Inc. (the "Company") and consolidated subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of operations, changes in equity, and cash flows for each of the three years in the period ended March 31, 2007, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SKY Perfect Communications Inc. and consolidated subsidiaries as of March 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2007, in conformity with accounting principles generally accepted in Japan.

As discussed in Note 15 to the consolidated financial statements, the Company and JSAT Corporation established a joint holding company, SKY Perfect JSAT Corporation through an exchange of shares among the shareholders on April 2, 2007.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 27, 2007

Member of
Deloitte Touche Tohmatsu

Principal Group Companies

(As of June 27, 2007)

JSAT Corporation

Ownership: 100.0%

Headquarters: Pacific Century Place Marunouchi 17-18F, 1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218, Japan

Telephone: +81-3-5219-7777

URL: www.jsat.net/

Board Directors, Executive Officers and Corporate Auditors:

President & CEO

Kiyoshi Isozaki

Board Director & Senior Managing Executive Officers

Yoichi Iizuka

Yutaka Nagai

Board Director

Masanori Akiyama

Managing Executive Officers

Hideaki Kido

Masanao Tanase

Osamu Kato

Executive Officers

Yasuo Okuyama

Yuichiro Nishio

Toru Mizoguchi

Koki Koyama

Corporate Auditors

Masataka Hattori

Shoichi Kameyama

SKY Perfect Communications Inc.

Ownership: 100.0%

Headquarters: Shibuya Cross Tower 27F, 2-15-1 Shibuya, Shibuya-ku, Tokyo 150-8326, Japan

Telephone: +81-3-5468-7800

URL: skycom.skyperfectv.co.jp/ (Corporate Site)
www.skyperfectv.co.jp/ (Service Site)

Board Directors, Executive Officers and Corporate Auditors:

Chairman and Representative Director

Hiroyuki Shinoki

President and Representative Director

Masao Nito

Executive Vice President & Board Director

Hajime Tanabe

Senior Managing Executive Officer

Akira Tanaka

Managing Executive Officers

Toshikuni Shimizu

Keiichiro Demizu

Masafumi Kawanishi

Executive Officers

Shuhei Yamaura

Tatsuro Saitoh

Corporate Auditors

Ryosuke Tsuruma

Masatoshi Fujisawa

Cable television Adachi Corporation
Ownership: 77.3%
Headquarters: Adachi-ku, Tokyo
URL: www.adachi.ne.jp/

Data Network Center Corporation
Ownership: 51.0%
Headquarters: Shibuya-ku, Tokyo
URL: www.dncc.co.jp/

eTEN, Inc.
Ownership: 100.0%
Headquarters: Shibuya-ku, Tokyo
URL: www.eten-inc.jp/

Horizons Satellite Holdings LLC
Ownership: 50.0%
Headquarters: Delaware, United States

JSAT International Inc.
Ownership: 100.0%
Headquarters: Delaware, United States
URL: www.jsati.com/

OptiCast Inc.
Ownership: 100.0%
Headquarters: Shibuya-ku, Tokyo
URL: www.opticast.jp/

OptiCast Marketing Inc.
Ownership: 51.0%
Headquarters: Shibuya-ku, Tokyo

Pay Per View Japan, Inc.
Ownership: 85.0%
Headquarters: Shibuya-ku, Tokyo
URL: www.ppvj.co.jp/

Samurai TV Inc.
Ownership: 100.0%
Headquarters: Shibuya-ku, Tokyo
URL: www.samurai-tv.co.jp/

Satellite Network, Inc.
Ownership: 92.0%
Headquarters: Minato-ku, Tokyo
URL: www.snet.co.jp/

SKY Perfect Mobile, Inc.
Ownership: 51.0%
Headquarters: Shibuya-ku, Tokyo
URL: www.skyperfectmobile.co.jp/

SKY Perfect Well Think Co., Ltd.
Ownership: 100.0%
Headquarters: Shibuya-ku, Tokyo

Notes 1. Ownership ratios include indirect holdings.
2. The ownership figure for Horizons Satellite Holdings LLC indicates its percentage of voting rights.

Corporate Data and Investor Information

(As of April 2, 2007)

Corporate Name: SKY Perfect JSAT Corporation

Headquarters: Pacific Century Place Marunouchi 17F, 1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6217, Japan
Telephone: +81-3-5219-7800
URL: www.skyperfectjsat.co.jp/

Established: April 2, 2007

Number of Employees: 765 (Consolidated), 39 (Non-Consolidated)

Capital: ¥10 billion

Stock Listing: First Section, Tokyo Stock Exchange (Code 9412)

Transfer Agent of Common Stock:
Mizuho Trust & Banking Co., Ltd.

Major Shareholders (Reference):

As the Company was established on April 2, 2007, figures given are the simple totals of figures for JSAT Corporation and SKY Perfect Communications Inc. as of March 31, 2007. Shareholder information is as identified from the companies' respective registers of shareholders.

	Number of shares held	% of voting rights
Mizuho Trust & Banking Co., Ltd. (Pension trust account for ITOCHU Corporation)	346,572	10.1
Sony Broadcast Media Co., Ltd.	283,058	8.3
Fuji Television Network, Inc.	283,058	8.3
NTT Communications Corporation	260,570	7.6
Japan Trustee Services Bank, Ltd. (Pension trust account for Sumitomo Corporation)	218,364	6.4
Nippon Television Network Corporation	208,914	6.1
The Master Trust Bank of Japan, Ltd. (Trust account)	150,105	4.4
Itochu Corporation	136,058	4.0
Tokyo Broadcasting System, Inc.	134,840	3.9
Japan Trustee Services Bank, Ltd. (Pension trust account for Mitsui & Co., Ltd.)	134,052	3.9

Notes: Although the Company owns no treasury stock, subsidiaries JSAT Corporation and SKY Perfect Communications Inc. own treasury stock in the Company, as indicated below.

JSAT Corporation	162,882
SKY Perfect Communications Inc.	111,909
Total	274,791

As the shares these subsidiaries hold in the Company have no voting rights, they are omitted from the above list of major shareholders, and the voting rights corresponding to the total shares held have been omitted from the calculation cf their percentage voting rights.

SKY Perfect JSAT Corporation

Pacific Century Place Marunouchi 17F,
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6217, Japan
URL: www.skyperfectjsat.co.jp/

This brochure was printed in Japan on 70% recycled paper using 100% soy ink and a waterless printing process.

SEMIANNUAL REPORT 2008

For the Six Months Ended September 30, 2007

SKY Perfect JSAT
Corporation

Operating Highlights

Number of Channels	Six-month periods ended September 30 2006	2007	Year ended March 31 2007
SKY PerfecTV!			
Television	190	**187**	188
Radio	101	**101**	101
e2 by SKY PerfecTV!			
Television and data	75	**70**	69
SKY PerfecTV! HIKARI			
Retransmission (Terrestrial and BS television and FM radio channels)*			
Television	182	**180**	177
Radio	101	**101**	101

Number of Subscribers (Thousands)	2006	2007	2007
Total subscribers:	4,178	**4,281**	4,231
SKY PerfecTV!	3,727	**3,618**	3,685
e2 by SKY PerfecTV!	393	**575**	474
SKY PerfecTV! HIKARI	18	**46**	30
Other wired broadcasting services	41	**41**	41
Individual subscribers:	3,595	**3,665**	3,628
SKY PerfecTV!	3,245	**3,136**	3,202
e2 by SKY PerfecTV!	293	**443**	357
SKY PerfecTV! HIKARI	17	**45**	28
Other wired broadcasting services	40	**41**	41
Annualized churn rate:	9.5%	**11.2%**	10.2%
SKY PerfecTV!	9.4	**11.4**	10.1
e2 by SKY PerfecTV!	10.0	**9.5**	11.1
SKY PerfecTV! HIKARI	7.4	**11.6**	7.8
Other wired broadcasting services	11.6	**10.8**	12.9

ARPU (Average revenue per subscriber per month for SKY PerfecTV! and e2 by SKY PerfecTV!, yen)

Subscription fees per subscriber	¥3,400	**¥3,347**	¥3,369
Subscriber-related revenues per subscriber	1,363	**1,339**	1,353

SAC (Subscriber acquisition cost per subscriber for SKY PerfecTV! and e2 by SKY PerfecTV!, yen)

Total	¥27,618	**¥28,396**	¥30,091
Advertising costs	11,525	**10,395**	12,658
Sales promotion expenses	6,149	**8,449**	7,584
Sales incentives	9,944	**9,552**	9,848

Number of Satellites	9	**8**	9

*The number of retransmitted terrestrial and BS television and FM radio channels varies depending on the region.

To Our Shareholders

Japan's broadcasting and telecommunications industry is in the midst of a major transformation, characterized by the scheduled termination of terrestrial analog broadcasts in 2011, the rapid proliferation of digital televisions and the spread of optical fiber networks. In this changing business environment, SKY Perfect JSAT aims as a media group to expand the Japanese multichannel pay TV market and deliver a personal, rich video life to all people. As a springboard toward achieving these goals, prior to undergoing our business combination in April 2007 we formulated a five-year Mid-Term Management Plan to take full advantage of the opportunities it would afford us.

A Business Environment Marked by Accelerating Change

During the first half of the fiscal year ending March 31, 2008—the first interim fiscal period following our business combination—revenues amounted to ¥60.1 billion, operating income to ¥6.9 billion and net income to ¥8.2 billion. Revenues were approximately in line with our initial expectations, but by curtailing operating expenses groupwide, we succeeded in substantially outperforming our initial operating income forecast. For the full fiscal year ending March 31, 2008, we forecast revenues of ¥121.0 operating income of ¥7.0 billion and net income of ¥9.0 billion.

By the conclusion of our Mid-Term Management Plan in the fiscal year ending March 31, 2012, we intend to have a total base of 8 million subscribers to all multichannel pay TV broadcasts—nearly double the current number—when the plan is achieved. As we move toward this goal, one of our most pressing tasks is to improve our churn ratio. One step in this direction was our June 2007 establishment of the Customer Satisfaction Improvement Committee, which is designed to thoroughly analyze customer input and help formulate measures for improving customer service. A number of resulting initiatives, such as offering a service discount corresponding to the cost of antenna installation when relocating and arranging speedy service in the event of a tuner breakdown.



Regarding new subscriber acquisition, the steadily proliferation of digital televisions equipped with three-wavelength tuners that require no additional tuners to view our services is driving an increase in subscriptions to e2 by SKY PerfecTV! We expect the popularity of such digital televisions to continue increasing during the lead up to the Beijing 2008 Olympic Games. Taking advantage of this favorable trend, we are accelerating efforts to encourage more people than ever to enjoy e2 by SKY PerfecTV! We are also seeing a steady increase in the number of subscribers to SKY PerfecTV! HIKARI, which is distributed over optical fiber networks, as such infrastructure grows more prevalent.

In response to the ongoing shift toward high-definition (HD) television, we have begun offering four HD channels on e2 by SKY PerfecTV!, and after the autumn of 2008 we expect to launch around 10 HD channels on SKY PerfecTV! We are also striving to raise the overall attractiveness of content throughout our service range. For example, in the fiscal year ended March 31, 2007, we acquired broadcasting rights to all J.LEAGUE J1/J2 soccer matches for five seasons, and during the first half under review we commenced live broadcasts of all matches. Through a collaborative structure with WOWOW, we have begun broadcasting this content on SKY PerfecTV! and offering an extensive soccer program package. We also broadcast a monthly program featuring a specific festival, demonstrating to potential subscribers the thrill of multichannel programming. We have also commenced a horizontal and focused approach to clustering channels around specific themes. This method, as well as enhancing the monthly programming information magazine that we distribute to subscribers, are among the ways we are working to share the attractiveness of our multichannel broadcasts with a wider audience.

We are forging stronger ties with Intelsat, Ltd., our partner in the satellite communications business, which will enable more extensive international communications service offerings. Although the failed launch of JCSAT-11 in September 2007 was unfortunate, its effect on our operating performance is nominal, as insurance payouts compensated us for satellite costs and launch fees. Furthermore, as this satellite was originally intended to be the successor to an existing backup satellite, the launch failure caused no interruption in services. We plan to launch an alternate satellite in the summer of 2009.

The satellite communications business is a stable source of revenues and profits for the SKY Perfect JSAT Group. We consider leveraging this business to raise corporate value further by expanding our multichannel broadcast subscriber base among the most important issues the Group faces. We also consider it an important duty to strike a balance between current performance and investing for the future, while sustaining steady dividend growth. To this end, the Group has decided upon an interim dividend of ¥500 per share.
I thank our shareholders and other stakeholders for your understanding to date, and ask for your ongoing support of our endeavors.

December 2007



Masao Nito
President and Representative Director

Consolidated Balance Sheets (Unaudited)

September 30, 2007

	Millions of yen	Thousands of U.S. dollars (Note 2)
ASSETS		
Current assets:		
Cash and cash equivalents	¥ 46,959	$ 408,339
Time deposits	370	3,217
Short-term investments (Note 4)	1,000	8,696
Accounts receivable:		
Trade	10,159	88,339
Other	22,636	196,835
Allowance for doubtful receivables	(601)	(5,226)
Broadcasting rights	4,206	36,574
Inventories	659	5,730
Deferred tax assets	1,713	14,896
Other	15,767	137,104
Total current assets	102,868	894,504
Property and equipment:		
Buildings and structures	8,095	70,391
Machinery and equipment	14,820	128,870
Telecommunications satellites and equipment	68,137	592,496
Construction in progress	6,151	53,487
Other	4,155	36,130
Total property and equipment	101,358	881,374
Investments and other assets:		
Software	4,007	34,843
Goodwill	14,039	122,078
Investment securities (Note 4)	34,653	301,330
Investments in and advanced to affiliated companies	25,502	221,757
Deferred tax assets	3,947	34,322
Other	4,007	34,844
Total investments and other assets	86,155	749,174
Total	¥290,381	$2,525,052

	Millions of yen	Thousands of U.S. dollars (Note 2)
LIABILITIES		
Current liabilities:		
Current portion of long-term debt	¥ 6,094	$ 52,991
Accounts payable:		
Trade	9,187	79,887
Other	5,128	44,591
Income taxes payable	927	8,061
Accrued expenses	1,963	17,070
Subscription fees received	13,524	117,600
Allowance for office relocation	657	5,713
Allowance for long-term sales commitments	368	3,200
Other	9,187	79,887
Total current liabilities	47,035	409,000
Long-term liabilities:		
Long-term debt	63,639	553,382
Liability for retirement benefits	1,964	17,078
Liability for retirement benefits for directors	43	374
Allowance for long-term sales commitments	898	7,809
Other	2,392	20,800
Total long-term liabilities	68,936	599,443
EQUITY		
Common stock: authorized—14,500,000 shares issued—3,696,037 shares	10,000	86,957
Capital surplus	174,068	1,513,635
Stock acquisition rights	60	522
Retained earnings	7,331	63,748
Net unrealized loss on available-for-sale securities	(1,293)	(11,244)
Deferred loss on derivatives under hedge accounting	(267)	(2,322)
Foreign currency translation adjustments	221	1,922
Treasury stock, at cost—274,791 shares	(19,166)	(166,661)
Total	170,954	1,486,557
Minority interests	3,456	30,052
Total equity	174,410	1,516,609
Total	¥290,381	$2,525,052

See notes to consolidated financial statements.

Consolidated Statements of Operations (Unaudited)

For the six-month period ended September 30, 2007

	Millions of yen	Thousands of U.S. dollars (Note 2)
Revenues	¥ 60,128	$ 522,852
Operating expenses (Note 6):		
Cost of services	35,463	308,374
Selling, general and administrative expenses	17,811	154,878
Total	53,274	463,252
Operating income	6,854	59,600
Other income (expenses):		
Interest and dividend income	882	7,670
Interest expense	(597)	(5,191)
Equity in net losses of affiliated companies	(348)	(3,026)
Gain on sales of investment securities	379	3,296
Gain on insurance claim	20,028	174,156
Loss on devaluation of investment in picture production	(264)	(2,296)
Loss on disposal of property and equipment	(20,243)	(176,026)
Loss on devaluation of investment securities	(2,407)	(20,930)
Loss on office relocation	(383)	(3,330)
Other—net	207	1,799
Other expenses—net	(2,746)	(23,878)
Income before income taxes and minority interests	4,108	35,722
Income taxes:		
Current	840	7,304
Deferred	(4,382)	(38,104)
Total income taxes	(3,542)	(30,800)
Minority interests in net income	551	4,791
Net income	¥ 8,201	$ 71,313

	Yen	U.S. dollars (Note 2)
Per share of common stock		
Net income		
—Basic	¥2,397.16	$ 20.84
—Diluted*	—	

* Diluted net income per share for the six-month period ended September 30, 2007 is not disclosed because it is anti-dilutive.

See notes to consolidated financial statements.

Consolidated Statement of Changes in Equity (Unaudited)

For the six-month period ended September 30, 2007

	Millions of yen				
	Common stock	Capital surplus	Stock acquisition rights	Retained earnings	Net unrealized loss on available-for-sale securities
Balance at March 31, 2007					
Increase (decrease) resulting from transfer of shares	¥10,000	¥169,376	¥55	¥1,692	¥(2,287)
Cash dividends *				(2,566)	
Net income				8,201	
Transfer of treasury stock		7,911			
Other **		(3,219)			
Increase due to decrease of consolidated subsidiaries				4	
Net change for the six-month period			5		994
Balance at September 30, 2007	¥10,000	¥174,068	¥60	¥7,331	¥(1,293)

	Millions of yen					
	Deferred loss on derivatives under hedge accounting	Foreign currency translation adjustments	Treasury stock	Total	Minority interests	Total equity
Balance at March 31, 2007						
Increase (decrease) resulting from transfer of shares	¥36			¥178,872	¥3,686	¥182,558
Cash dividends *				(2,566)		(2,566)
Net income				8,201		8,201
Transfer of treasury stock			¥(19,166)	(11,255)		(11,255)
Other **				(3,219)		(3,219)
Increase due to decrease of consolidated subsidiaries				4		4
Net change for the six-month period	(303)	¥221		917	(230)	687
Balance at September 30, 2007	¥(267)	¥221	¥(19,166)	¥170,954	¥3,456	¥174,410

	Thousands of U.S. dollars (Note 2)				
	Common stock	Capital surplus	Stock acquisition rights	Retained earnings	Net unrealized loss on available-for-sale securities
Balance at March 31, 2007					
Increase (decrease) resulting from transfer of shares	$86,957	$1,472,835	$478	$14,713	$(19,887)
Cash dividends *				(22,313)	
Net income				71,313	
Transfer of treasury stock		68,791			
Other **		(27,991)			
Increase due to decrease of consolidated subsidiaries				35	
Net change for the six-month period			44		8,643
Balance at September 30, 2007	$86,957	$1,513,635	$522	$63,748	$(11,244)

	Thousands of U.S. dollars (Note 2)					
	Deferred loss on derivatives under hedge accounting	Foreign currency translation adjustments	Treasury stock	Total	Minority interests	Total equity
Balance at March 31, 2007						
Increase (decrease) resulting from transfer of shares	$ 313			$1,555,409	$32,052	$1,587,461
Cash dividends *				(22,313)		(22,313)
Net income				71,313		71,313
Transfer of treasury stock			$(166,661)	(97,870)		(97,870)
Other **				(27,991)		(27,991)
Increase due to decrease of consolidated subsidiaries				35		35
Net change for the six-month period	(2,635)	$1,922		7,974	(2,000)	5,974
Balance at September 30, 2007	$(2,322)	$1,922	$(166,661)	$1,486,557	$30,052	$1,516,609

* Cash dividends were resolved at the general shareholders meetings at both SKY Perfect Communications and JSAT Corporation, which were held in June 2007.

* Cash dividends include; ¥750 ($6.52) per share for SKY Perfect Communications and ¥3,000 ($26.09) per share for JSAT Corporation.

** Result of deferred tax adjustment for Company shares held by the consolidated subsidiaries in accordance with the transfer of shares.

Consolidated Statements of Cash Flows (Unaudited)

For the six-month period ended September 30, 2007

	Millions of yen	Thousands of U.S. dollars (Note 2)
Operating activities:		
Income before income taxes and minority interests	¥ 4,108	$ 35,722
Adjustments for:		
Depreciation and amortization	8,467	73,626
Interest and dividends income	(882)	(7,670)
Interest expense	597	5,191
Equity in net losses of affiliated companies	348	3,026
Gain on sales of investment securities	(379)	(3,296)
Gain on insurance claim	(20,028)	(174,156)
Loss on disposal of property and equipment	20,243	176,026
Loss on devaluation of investment securities	2,407	20,930
Loss on office relocation	383	3,330
Changes in assets and liabilities:		
Decrease in accounts receivable—trade	811	7,052
Decrease in broadcasting rights	1,282	11,148
Decrease in accounts receivable—other	1,237	10,757
Decrease in prepaid expenses	2,058	17,896
Decrease in accounts payable—trade	(4,882)	(42,452)
Increase in subscription fees received	327	2,843
Increase in deferred revenue	2,313	20,113
Other—net	187	1,627
Subtotal	18,597	161,713
Interest and dividends received	811	7,052
Interest paid	(625)	(5,435)
Income taxes paid	(1,276)	(11,095)
Net cash provided by operating activities	17,507	152,235
Investing activities:		
Refund of time deposits	423	3,678
Payments of short-term loans	(22,600)	(196,522)
Proceeds from collection of short-term loans	19,700	171,305
Purchases of property and equipment	(14,358)	(124,852)
Proceeds from sales of property and equipment	32	278
Purchases of software	(657)	(5,713)
Proceeds from sales of software	29	252
Purchases of investment securities	(537)	(4,670)
Proceeds from sales and redemption of investment securities	8,553	74,374
Payments for long-term loans	(7,813)	(67,939)
Other	(153)	(1,330)
Net cash used in investing activities	(17,381)	(151,139)
Financing activities:		
Net decrease in short-term borrowings	(20)	(174)
Payment of long-term payables	(157)	(1,365)
Proceeds from long-term debt	7,813	67,939
Repayments of long-term debt	(2,850)	(24,783)
Dividends paid	(2,557)	(22,235)
Other	(18)	(156)
Net cash provided by financing activities	2,211	19,226
Foreign currency translation adjustments on cash and cash equivalents	39	339
Net increase in cash and cash equivalents	2,376	20,661
Cash and cash equivalents at the beginning of the period	44,583	387,678
Cash and cash equivalents at the end of the period	¥ 46,959	$ 408,339

Notes to Consolidated Financial Statements (Unaudited)

For the six-month period ended September 30, 2007

1. Basis of Presenting Consolidated Financial Statements

The accompanying unaudited consolidated financial statements of SKY Perfect JSAT Corporation (the "Company") and its subsidiaries (together, the "Companies") have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form that is more familiar to readers outside Japan.

2. U.S. Dollar Presentation

The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥115=US$1, the approximate rate of exchange at September 30, 2007.

3. Business Combination

In accordance with the resolutions of the respective meetings of the Board of Directors held on October 26, 2007 and the respective extraordinary shareholders' meetings held on February 9, 2007 of SKY Perfect Communications Inc. (SKY Perfect) and JSAT Corporation (JSAT), the Company was established as a joint holding company that owns SKY Perfect and JSAT as wholly owned subsidiaries through an exchange of shares among the shareholders on April 2, 2007. The business combination was accounted for using the purchase method in accordance with the accounting standard for business combination. SKY Perfect was treated as the acquiring company and JSAT was treated as the acquired company based on the ratio of the voting rights.

4. Investments in Securities

The carrying amounts and aggregate fair values of short-term investments and investment securities at September 30, 2007 were as follows:

	Millions of yen		
September 30, 2007	Cost	Unrealized gain (loss)	Fair value
Securities classified as:			
Available-for-sale:			
Equity securities	¥ 9,764	¥557	¥10,321
Debt securities	14,960	(2,288)	12,672
Held-to-maturity:			
Debt securities	9,862	(420)	9,442

	Thousands of U.S. dollars		
September 30, 2007	Cost	Unrealized gain (loss)	Fair value
Securities classified as:			
Available-for-sale:			
Equity securities	$ 84,904	$ 4,844	$ 89,748
Debt securities	130,087	(19,896)	110,191
Held-to-maturity:			
Debt securities	85,756	(3,652)	82,104

Available-for-sale securities whose fair value is not readily determinable at September 30, 2007 were as follows:

	Carrying amount	
	Millions of yen	Thousands of U.S. dollars
Equity securities	2,447	21,278
Investment in partnerships	350	3,043

5. Leases

The Companies lease certain machinery and equipment, software and other assets. Total rental expenses under finance leases for the six-month period ended September 30, 2007 was ¥1,896 million ($16,487 thousand).

Pro forma information on leased assets such as acquisition cost, accumulated depreciation, obligations under finance leases, depreciation expense and interest expense of leased assets that do not transfer ownership of the leased assets to the lessee on an "as if capitalized" basis for the six-month period ended September 30, 2007 was as follows:

	Millions of yen	Thousands of U.S. dollars
Buildings and structures:		
Acquisition cost	¥ 9	$ 78
Accumulated depreciation	4	35
Net book value	5	43
Machinery and equipment:		
Acquisition cost	11,953	103,939
Accumulated depreciation	7,268	63,200
Net book value	4,685	40,739
Furniture and fixtures:		
Acquisition cost	5,921	51,487
Accumulated depreciation	2,345	20,391
Net book value	3,576	31,096
Software:		
Acquisition cost	1,582	13,757
Accumulated depreciation	1,408	12,244
Net book value	174	1,513
Total net book value	¥ 8,440	$ 73,391

Obligations under finance leases were as follows:

	Millions of yen	Thousands of U.S. dollars
Due within one year	¥ 4,745	$ 41,261
Due after one year	3,844	33,426
Total	¥8,589	$ 74,687

Depreciation expense and interest expense under finance leases were as follows:

	Millions of yen	Thousands of U.S. dollars
Depreciation expense	¥1,721	$ 14,965
Interest expense	125	1,087
Total	¥1,846	$ 16,052

Depreciation expense and interest expense, which are not reflected in the accompanying consolidated statement of operations, are computed by the straight-line method and the interest method, respectively.

6. Operating Expenses

Operating expenses for the six-month period ended September 30, 2007 consisted of the following:

	Millions of yen	Thousands of U.S. dollars
Cost of services:		
Personnel expense	¥ 1,212	$ 10,539
Outsourcing expense	6,979	60,687
Transmission-related expense	4,105	35,696
Programming cost	8,957	77,887
Rental expense	2,172	18,887
Depreciation and amortization expense	7,585	65,957
Other	4,453	38,721
Total	¥35,463	$308,374
Selling, general and administrative expenses:		
Personnel expense	¥ 3,404	$ 29,600
Sales incentive	2,882	25,061
Advertising cost	3,201	27,835
Sales promotion expense	2,347	20,409
Provision for doubtful receivables	214	1,861
Depreciation and amortization expense	878	7,635
Other	4,885	42,477
Total	¥17,811	$154,878

JSAT Financial Highlights (Unaudited)

(JSAT Corporation and Subsidiaries)

(Millions of yen)

	Year ended Mar. 31 2006		Year ended Mar. 31 2007		Year ending Mar. 31 2008
	Interim term	Full year	Interim term	Full year	Interim term
Revenues	¥21,997	¥43,952	¥18,545	¥38,770	**¥19,342**
Operating income (loss)	(94)	2,636	6,302	10,599	**4,632**
Net income (loss)	(9,154)	(7,928)	3,854	6,260	**2,774**

	Sep. 30, 05	Mar. 31, 06	Sep. 30, 06	Mar. 31, 07	**Sep. 30, 07**
Total assets	¥151,779	¥169,733	¥176,311	¥163,470	**¥172,239**
Total equity	82,660	82,888	83,876	86,814	**86,796**

Revenues

(Millions of yen)



21,997
43,952
18,545
38,770
19,342
Year ended Mar. 31 2006
Year ended Mar. 31 2007
Year ending Mar. 31 2008

Operating Income (Loss)

(Millions of yen)



-94
2,636
6,302
10,599
4,632
Year ended Mar. 31 2006
Year ended Mar. 31 2007
Year ending Mar. 31 2008

Net Income (Loss)

(Millions of yen)



-9,154
-7,928
3,854
6,260
2,774
Year ended Mar. 31 2006
Year ended Mar. 31 2007
Year ending Mar. 31 2008

■ Interim term
□ Full year

SKY Perfect Financial Highlights (Unaudited)

(SKY Perfect Communications Inc. and Subsidiaries)

(Millions of yen)

	Year ended Mar. 31 2006		Year ended Mar. 31 2007		Year ending Mar. 31 2008
	Interim term	Full year	Interim term	Full year	Interim term
Revenues	¥41,024	¥82,330	¥42,533	¥85,422	**¥44,973**
Operating income (loss)	(424)	(262)	1,256	2,426	**2,346**
Net income (loss)	(323)	358	1,288	(1,312)	**1,277**

	Sep. 30, 05	Mar. 31, 06	Sep. 30, 06	Mar. 31, 07	**Sep. 30, 07**
Total assets	¥127,000	¥133,172	¥120,356	¥121,643	**¥126,993**
Total equity	89,387	94,000	88,656	87,340	**93,170**

Revenues

(Millions of yen)



41,024
82,330
42,533
85,422
44,973
Year ended Mar. 31 2006
Year ended Mar. 31 2007
Year ending Mar. 31 2008

Operating Income (Loss)

(Millions of yen)



-424
-262
1,256
2,426
2,346
Year ended Mar. 31 2006
Year ended Mar. 31 2007
Year ending Mar. 31 2008

Net Income (Loss)

(Millions of yen)



-323
358
1,288
-1,312
1,277
Year ended Mar. 31 2006
Year ended Mar. 31 2007
Year ending Mar. 31 2008

■ Interim term
□ Full year

Corporate Data and Investor Information

(As of September 30, 2007)

Corporate Name: SKY Perfect JSAT Corporation

Headquarters: 1-14-14 Akasaka, Minato-ku, Tokyo 107-0052, Japan
Telephone: +81-3-5571-1500
URL: www.skyperfectjsat.co.jp/

Established: April 2, 2007

Number of Employees: 775 (Consolidated), 41 (Non-Consolidated)

Capital: ¥10 billion

Stock Listing: First Section, Tokyo Stock Exchange (Code 9412)

Number of Shares Issued: 3,696,037

Total Number of Shareholders: 50,271

Fiscal Year-End: March 31

Annual General Meeting of Shareholders: June

Payment of Dividends (dividend record date): March 31 (September 30 when interim dividends are paid)

Transfer Agent of Common Stock: Mizuho Trust & Banking Co., Ltd.

Major Shareholders (Reference):

	Number of shares held	% of voting rights
Mizuho Trust & Banking Co., Ltd. (Pension trust account for ITOCHU Corporation)	346,572	10.1%
Sony Broadcast Media Co., Ltd.	283,058	8.3%
Fuji Television Network, Inc.	283,058	8.3%
NTT Communications Corporation	260,570	7.6%
Japan Trustee Services Bank, Ltd. (Pension trust account for Sumitomo Corporation)	218,364	6.4%
Nippon Television Network Corporation	208,914	6.1%
Tokyo Broadcasting System, Inc.	169,140	4.9%
The Master Trust Bank of Japan, Ltd. (Trust account)	160,701	4.7%
Itochu Corporation	136,058	4.0%
Japan Trustee Services Bank, Ltd. (Pension trust account for Mitsui & Co., Ltd.)	134,052	3.9%

Notes: Although the Company owns no treasury stock, subsidiaries JSAT Corporation and SKY Perfect Communications Inc. own treasury stock in the Company, as indicated below.

JSAT Corporation	162,882
SKY Perfect Communications Inc.	111,909
Total	274,791

As the shares these subsidiaries hold in the Company have virtually no voting rights, they are omitted from the above list of major shareholders, and the voting rights corresponding to the total shares held have been omitted from the calculation of their percentage voting rights.

SKY Perfect JSAT Corporation

1-14-14 Akasaka, Minato-ku, Tokyo 107-0052, Japan
URL: www.skyperfectjsat.co.jp/

Forward-Looking Statements

Forward-looking statements, including plans, strategies or beliefs, contained in this report are not past results but are forecasts based on the assumptions or beliefs of our management judging from information currently available. Final decisions related to investment are up to the judgment of users themselves. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors, and including (1) the economic environment surrounding our areas of business, in particular, consumer trends; and (2) changes in legislation such as broadcasting laws and communications laws, particularly in the case of restriction of our business or proposals to this effect or in case of, for example, new business entry by rival companies. Also note that factors that could influence our business results are not limited to the above.

Waterless Printing. Naturally.
NON VOC for waterless printing
PRINTED WITH SOY INK
FSC Mixed Sources

This brochure was printed in Japan on FSC-certified paper using 100% soy ink and a waterless printing process.

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

October 9, 2007
Masao Nito
President and Representative Director
SKY Perfect JSAT Corporation
(TSE 1st Section, Code No. 9412)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations & Investor Relations Dept.
(TEL: 03-5571-1515)

Personnel Changes at Subsidiaries

SKY Perfect JSAT Corporation (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito) announces that JSAT Corporation (Head Office: Minato-ku, Tokyo; President and CEO: Kiyoshi Isozaki), a wholly owned subsidiary, today announced personnel changes. Details of the changes are attached.

* For inquiries:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5571-1515 FAX: 03-5571-1790

JSAT Corporation
News Release

SKY Perfect JSAT Group

October 9, 2007
JSAT Corporation

JSAT Announces Personnel Changes

JSAT Corporation (Head office: Minato-ku, Tokyo; President and CEO: Kiyoshi Isozaki) today announced the following personnel changes.

(As of November 1, 2007)

Name	New Post / Status	Previous Post
Naomi Hiraoka	Deputy Director, Network Division, Satellite Network, Inc.	General Manager, Network Operations Division
Takuro Miwa	General Manager, Network Operations Division	General Manager, General Affairs Division
Takehito Akiyama	General Manager, General Affairs Division	Deputy General Manager, General Affairs Division

* For any inquiries on this matter please call
Public Relations Dept.
JSAT Corporation
TEL: 03-5571-7778 FAX: 03-5571-1702

FILE No.
82—5113

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

October 15, 2007
SKY Perfect JSAT Corporation
Masao Nito, President
(Securities code: 9412, First Section of Tokyo Stock Exchange)
Contact: Tomonari Niimoto
General Manager, Public Relations & Investor Relations Department
TEL: 03-5571-1515

SKY PerfecTV Mobile Website Re-launch
~New Promotional Video Broadcast Feature~

SKY Perfect Communications Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito), a wholly-owned subsidiary of SKY Perfect JSAT Corporation (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito), announced today the re-launch of its SKY PerfecTV mobile website.

For inquiries, please contact:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5571-1515 FAX: 03-5571-1790

SKY Perfect Communications Inc.

News Release

SKY Perfect JSAT Group

October 15, 2007
SKY Perfect Communications Inc.

SKY PerfecTV Mobile Website Re-launch
~New Promotional Video Broadcast Feature~

SKY Perfect Communications Inc. (Head Office: President and Representative Director: Masao Nito; "SKY Perfect") released its redesigned mobile website (http://mobile.skyperfectv.co.jp/jump/) on October 15, 2007. The redesigned website incorporates a new look and feel for the "SKY PerfecTV!," "e2 by SKY PerfecTV!," and "SKY PerfecTV! HIKARI" websites, allowing visitors easy access and navigation among the SKY Perfect broadcast services. The website also includes "SKY PerfecTV! Douga for mobile," a brand new feature that streams promotional videos.

SKY Perfect offers the "SKY PerfecTV!," "e2 by SKY PerfecTV!," and "SKY PerfecTV! HIKARI" subscription networks, offering content matched to the interests and tastes of customers over a variety of viewing methods. First established in December 1999, the SKY PerfecTV mobile website functioned mainly as a means to look up program information, while the flagship "SKY PerfecTV! (124/128)" service website served as the main portal site.

The new mobile website has been redesigned to allow SKY Perfect to offer much richer programming and promotional information than ever before, not only for "SKY PerfecTV! (124/128)," but also for "e2 by SKY PerfecTV!," a service expected to grow rapidly in connection with the expansion of the digital television market. The website will also offer streaming video through the "SKY PerfecTV! Douga for mobile" feature, showing programming promotions and other information that will allow both current and prospective customers detailed information about broadcast services and content in a convenient, useful format.

SKY Perfect will continue to utilize the Internet and mobile technologies to develop tools that offer new and ingenious ways to enjoy SKY PerfecTV! services.

FILE No.
82—5113

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

October, 31 2007
SKY Perfect JSAT Corporation
Masao Nito, President & Representative Director
(Securities code: 9412, First Section of Tokyo Stock Exchange)
Contact: Tomonari Niimoto
General Manager, Public Relations & Investor Relations Department
TEL: 03-5571-1515

Revision of Business Forecasts

In light of recent business performance and other factors, SKY Perfect JSAT Corporation (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito) has revised its interim and full-year consolidated business results forecasts as well as its interim non-consolidated business results forecast for the fiscal year ending March 2008 (from April 1, 2007 to March 31, 2008) as follows:

1. Revisions of Consolidated Business Results Forecasts

1) Revisions of Consolidated Business Forecasts

i. Revision of Interim Business Forecasts for Fiscal Year Ending March 31, 2008 (from April 1, 2007 to September 30, 2007)

(Millions of yen)

	Revenues	Operating income	Ordinary income	Interim net income
Previous forecast (A)	60,000	4,000	4,000	7,000
Revised forecast (B)	60,000	6,800	6,600	8,200
Difference (B-A)	–	2,800	2,600	1,200
Change (%)	–	70.0%	65.0%	17.1%
Interim business results for the fiscal year ended March 31, 2007	–	–	–	–

ii. Revision of Full-year Business Forecasts for Fiscal Year Ending March 31, 2008 (from April 1, 2007 to March 31, 2008)

(Millions of yen)

	Revenues	Operating income	Ordinary income	Net income
Previous forecast (A)	125,000	5,500	5,000	8,500
Revised forecast (B)	121,000	7,000	7,000	9,000
Difference (B-A)	-4,000	1,500	2,000	500
Change (%)	-3.2%	27.3%	40.0%	5.9%
Business results for the fiscal year ended March 31, 2007	–	–	–	–

2) Reasons of the Revisions

For consolidated revenue, the full-year revenue forecast will be revised downward from the previously issued forecast of 12,500 million yen to 12,100 million yen due to a lower number of subscriptions than previous expectations for SKY Perfect Communications Inc. ("SKY Perfect") services, especially SKY PerfecTV! HIKARI, as well as an current level of the service cancellation rate.

For profit and loss, given that the costs incurred by SKY Perfect for acquiring new subscribers were lower than initial expectations, and due to improvements in operating cost savings achieved by JSAT Corporation ("JSAT") and SKY Perfect as well as other factors, the consolidated operating income and consolidated ordinary income for the interim period will both be revised upward from the previously issued forecast to 6,800 million yen and 6,600 million yen respectively (up 2,800 million yen and 2,600 million yen respectively). Also, for the full-year forecast, despite an increase in costs due to the enhancement of marketing operations, mainly for e2 by SKY PerfecTV!, the previously issued forecast of 5,500 million yen for consolidated operating income and 5,000 million yen for consolidated ordinary income will both be revised upward to 7,000 million yen.

As for consolidated net income, in addition to the above factors, in light of the fact that the loss on revaluation of investments in securities amounting to approximately 2,400 million yen resulting from loss on securities held by Index Holdings, etc. will be recorded as extraordinary loss and also accounting for the adjustment (of approximately 4,500 million yen) in corporate taxes, etc. for the end of the interim period made due to the adoption of tax effect accounting, as well as other factors, an upward revision will be made from the previously issued forecast of 7,000 million yen to 8,200 million yen for the interim period and 8,500 million yen to 9,000 million yen for the full year.

2. Revisions of Non-Consolidated Business Results Forecast

1) Revisions of the Non-Consolidated Business Results Forecast Figures

(Millions of yen)

	Revenues	Operating income	Ordinary income	Net income
Previous forecast (A)	900	-50	-100	-100
Revised forecast (B)	800	50	10	-30
Difference (B-A)	-100	100	110	70
Change (%)	-11.1%	–	–	–
Business results for the fiscal year ended March 31, 2007	–	–	–	–

* There has been no change to the non-consolidated full-year business forecasts (5,500 million yen for revenue, 3,900 million yen for operating income, 3,800 million yen for ordinary income, and 3,800 million yen for net income) of SKY Perfect JSAT Corporation

*Regarding the dividend forecast, there is no changes to the interim dividend (500 yen/share) and total annual dividend (1,000 yen/share).

2) Reasons of the Revisions to the Non-Consolidated Business Results Forecasts

For the interim period, the previously forecast figures of 900 million yen for revenue, -50 million yen for operating income, -100 million yen for ordinary income, and -100 million yen for net income, will be revised to 800 million yen, 50million yen, 10 million yen, and -30million yen respectively. However, since these revisions are mainly due to modifications in the timing and method of recording revenues and costs, the full-year forecasts remain unchanged from the previous forecasts.

* The business and other forecasts contained in this news release reflect management's decisions based on information available at the time of issue and therefore contain considerable uncertainties. Actual results could differ from forecasts due to changes in business conditions and other factors.

* For inquiries:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5571-1515 FAX: 03-5571-1790

FILE No.
82—5113

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

November 1, 2007

SKY Perfect JSAT Corporation
Masao Nito, President and Representative Director
(Securities code: 9412, First Section of Tokyo Stock Exchange)
Contact: Tomonari Niimoto
General Manager, Public Relations & Investor Relations Department
TEL: 03-5571-1515

"SKY PerfecTV! Channel" available through NTT DoCoMo's New "Music&Video Channel™" Video Content Broadcast Service

SKY Perfect Communications Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito), a wholly-owned subsidiary of SKY Perfect JSAT Corporation (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito) , announced today the "SKY PerfecTV! Channel" available through NTT DoCoMo's New "Music&Video Channel™" Video Content Broadcast Service.

For inquiries, please contact:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5571-1515 FAX: 03-5571-1790

SKY Perfect Communications Inc.

News Release

SKY Perfect JSAT Group

November 1, 2007
SKY Perfect Communications Inc.

"SKY PerfecTV! Channel" available through NTT DoCoMo's New "Music&Video Channel™" Video Content Broadcast Service

SKY Perfect Communications, Inc. (Minato-ku, Tokyo; Masao Nito, President and Representative Director, "SKY Perfect") has announced the launch of a free video content broadcasting site "SKY PerfecTV! Channel" accessible from within the "i-mode®" "Music&Video Channel™." This announcement coincides with the introduction of the "FOMA®905i Series," a new series within the NTT DoCoMo, Inc. (Chiyoda-ku, Tokyo; Masao Nakamura, President and CEO) FOMA series family.

The i-mode "Music&Video Channel™" is a fee-based service adding video broadcast functionality to the "Music Channel®" service already offered for FOMA®N902iX mobile series or later. All of the models in the FOMA®905i Series to be rolled out beginning November 2007 will be compatible with this new service. Inside the "Music&Video Channel™," customers will be able to select programs and schedule automatic downloads of up to 25MB of audio and video program to their handheld phones. Customers can then enjoy the downloaded programs and music whenever and wherever they desire.

Through the "SKY PerfecTV! Channel," accessible through the i-mode "Music&Video Channel™," SKY Perfect will offer the "SKY PerfecTV! Full" and the "SKY PerfecTV! Clips" services free of charge. Full episodes of serial dramas selected from SKY Perfect broadcast channels will be available through the "SKY PerfecTV! Full" service. "SKY PerfecTV! Clips" will provide thirty-second to five-minute promotional video content, communicating the exciting programming offered by SKY Perfect available across a variety of genre and interests.

Following the re-launch of its mobile website "SKY PerfecTV! Douga for mobile" on October 15, SKY Perfect continues to expand video content promotional services for mobile phones as these devices develop higher levels of functionality. Through the i-mode "Music&Video Channel™," SKY Perfect plans to aggressively promote the high-bandwidth video broadcasts featured through this service, periodically updating content with recommended programming from among the numerous shows in the multichannel broadcasting to communicate to the user attractiveness of the content on the multichannel broadcasting service.

By offering these and other mobile services, SKY Perfect will continue to take advantage of the Internet and mobile technologies, developing tools to create new and exciting ways for customers to enjoy SKY Perfect 's services, and to live a full video communications lifestyle.

*"FOMA," "i-mode," "Music Channel," and "Music&Video Channel" are the trademarks or registered trademarks of NTT DoCoMo, Inc.

*The "Music&Video Channel" requires i-mode and Music&Video channel contracts. A Pake-Houdai or Pake-Houdai Full contract is required for access to the "Music&Video Channel."

* For inquiries:
SKY Perfect Communications Inc.
Public Relations Department
TEL: 03-5571-7600 FAX: 03-5571-1760

FILE No.
82—5113

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

November 2, 2007
SKY Perfect JSAT Corporation
Masao Nito, President and Representative Director
(Securities code: 9412, First Section of Tokyo Stock Exchange)
Contact: Tomonari Niimoto
General Manager, Public Relations & Investor Relations Department
TEL: 03-5571-1515

Total Registrations and Individual Subscribers as of the end of October 2007

SKY Perfect JSAT Corporation (Head office: Minato-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect JSAT") is pleased to announce that SKY Perfect Communications Inc. (Head office: Minato-ku, Tokyo; President and Representative Director: Masao Nito), a 100% owned subsidiary of SKY Perfect JSAT, today released attached news release regarding the number of total registrations and individual subscribers as of the end of October 2007.

* For inquiries:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5571-1515 FAX: 03-5571-1590

SKY Perfect Communications Inc.

News Release

SKY Perfect JSAT Group

November 2, 2007
SKY Perfect Communications Inc.

Total Registrations and Individual Subscribers as of the end of October 2007

SKY Perfect Communications Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director; Masao Nito; "SKY Perfect") announced the number of total registrations and individual subscribers as of the end of October 2007.

TOTAL	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	47,193	39,091
Churn	46,450	39,438
Churn Rate*[3]	13.0%	12.9%
Net Increase	743	-347
Cumulative Total	**4,281,330**	**3,664,559**

* The total column shows the summed-up figure of cumulative totals of DTH Services and Wired Broadcasting Services.

SKY PerfecTV!	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	15,615	15,270
Churn	32,989	31,475
Churn Rate*[3]	10.9%	12.0%
Net Increase	-17,374	-16,205
Cumulative Total	**3,600,361**	**3,120,262**
e2 by SKY PerfecTV!	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	27,707	19,893
Churn	12,740	7,249
Churn Rate*[3]	26.6%	19.7%
Net Increase	14,967	12,644
Cumulative Total	**590,354**	**455,325**
Cumulative Total of DTH Services	**4,190,715**	**3,575,587**

Multichannel Broadcasting Service through SKY PerfecTV! HIKARI *[4]	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	3,490	3,508
Churn	388	381
Churn Rate*[3]	10.1%	10.3%
Net Increase	3,102	3,127
Cumulative Total	**49,223**	**47,678**
Other Wired Broadcasting Services*[5]	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	381	420
Churn	333	333
Churn Rate*[3]	9.7%	9.7%
Net Increase	48	87
Cumulative Total	**41,392**	**41,294**
Cumulative Total of Wired Broadcasting Services	**90,615**	**88,972**

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay- subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to individual subscribers.

*2 Individual Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate: The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.
Monthly Churn Rate = Churns during the current month /Total subscribers at the end of the previous month x 12 months

*4 The multichannel broadcasting service in Fukuyama-shi, Hiroshima, jointly operated with Energia Communications, Inc. and the channel lease service in Achi-mura, Nagano, and Ena-shi, Gifu, that uses available fiber-optic network bandwidth will remain under the name of "HIKARI PerfecTV!"

*5 Other Wired Broadcasting Services: Other Wired Broadcasting Services refer to the number of multichannel broadcasting contract using SKY Perfect's digital broadcasting system, including cable television, excluding SKY PerfecTV! HIKARI.

The breakdown of properties that have approved SKY PerfecTV! HIKARI and properties receiving the service as of the end of October 2007.

SKY PerfecTV! HIKARI	Properties that have approved service provision*6	Properties currently receiving service*7
Number of properties	722	1,673
Number of households*8	85,298	148,941

*6 Properties that have approved service provision: Those properties that, as of the end of each month, have concluded a broadcasting service (retransmission or multichannel broadcasting service) provision agreement. This figure also includes some properties for which service provision will commence in the following month or later, depending on when construction will be completed.

*7 Properties currently receiving service: Those properties to which, as of the end of each month, broadcasting services (retransmission or multichannel broadcasting service) are being provided and which are being charged for such.

*8 The number of households also includes as-yet-unoccupied households in new condominiums.

* For inquiries:
SKY Perfect Communications Inc.
Public Relations Department
TEL: 03-5571-7600 FAX: 03-5571-1760

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

November 14, 2007
Masao Nito
President and Representative Director
SKY Perfect JSAT Corporation
(TSE 1st Section, Code No. 9412)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations & Investor Relations Dept.
(TEL: 03-5571-1515)

Summary of Business Results for 1H/FY2007

SKY Perfect JSAT Corporation (Headquarters: Minato-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect JSAT") today announced the financial and operational results of SKY Perfect JSAT Corporation for 1H/FY2007.

Contents:

Notes:

1. These financial results have been extracted and translated from the Japanese "Kessan Tanshin" prepared under accounting principles generally accepted in Japan (Japanese GAAP). Though the Kessan Tanshin is an audited document, this news release is unaudited.
2. This news release contains forward-looking statements based on SKY Perfect JSAT's own projections and estimates. The markets where SKY Perfect JSAT is active are extremely volatile, subject to rapid shifts in technology, customer demands, and prices, changes in economic conditions, the potential of satellite failures and many other variables. Due to the risks and uncertainties involved, actual results may differ from the content of these statements. Therefore, these statements should not be interpreted as representations that such objectives will be fulfilled.

I. Financial Highlights

1. Consolidated Financial Highlights

(¥ Million)

Consolidated	Six-Month periods ended September 30	
	2007	2006
Results of operations:		
Revenues	60,128	–
Operating income	6,854	–
Ordinary income	6,629	–
Net income (loss)	8,201	–
Net income (loss) per share (yen)	2,397.16	–
Dividends per share (yen)	500.00	–
EBITDA	12.894	
EBITDA margin	21.4%	
Net cash from operating activities	17,507	–
Net cash from investing activities	(17,380)	–
Net cash from financing activities	2,210	–
Total assets	290.381	–
Total equity	174,410	–
Weighted average number of shares outstanding	3,421,246	–

Notes:

1. EBITDA represents the total of net income, interest, tax, and depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenues.

2. Non-Consolidated Financial Highlights

Non-Consolidated	Six-Month periods ended September 30	
	2007	2006
Results of operations:		
Revenues	801	–
Operating income	72	–
Ordinary income	16	–
Net income (loss)	(26)	–
Net income (loss) per share (yen)	(7.05)	–
Total assets	195,335	–
Total equity	189,939	–

II. Results Forecast for SKY Perfect JSAT Corporation

1. Consolidated Forecast

(¥ Million)

	For the year ending March 31, 2008			
	Operating revenues	Operating income	Ordinary income	Net income
Full year	121,000	7,000	7,000	9,000

2. Non-Consolidated Forecast

(¥ Million)

	For the year ending March 31, 2008			
	Operating revenues	Operating income	Ordinary income	Net income
Full year	5,500	3,900	3,800	3,800

3. Projected Dividends per Share

(¥)

	For the year ending March 31, 2008
Interim	500.00
Year-end	500.00
Total	1,000.00

III. Summary of Consolidated Financial Statements

(1) Consolidated Balance Sheets

(¥ Million)

	Six-Month periods ended September 30	
	2007	2006
Assets:		
Current assets	102,868	–
Fixed assets	187,512	–
Total assets	290,381	–
Liabilities and equity:		
Current liabilities	47,035	–
Long-term liabilities	68,935	–
Total liabilities	115,970	–
Shareholders' equity	172,233	–
Valuation and translation Adjustments	(1,338)	–
Stock acquisition rights	60	–
Minority interests	3,455	–
Total equity	174,410	–
Total liabilities and equity	290,381	–

(2) Consolidated Statements of Income

(¥ Million)

	Six-Month periods ended September 30	
	2007	2006
Revenues	60,128	–
Operating expenses	53,273	–
Operating income	6,854	–
Other income (expenses)	(225)	–
Ordinary income	6,629	–
Extraordinary gain (loss)	(2,522)	–
Income (loss) before income taxes and minority interests	4,108	–
Income taxes	(3,541)	–
Minority interests in net income	(550)	–
Net income (loss)	8,201	–

(3) Consolidated Statements of Cash Flows

(¥ Million)

	Six-Month periods ended September 30	
	2007	2006
Operating activities:		
Income (loss) before income taxes and minority interests	4,108	–
Depreciation and amortization	7,840	–
Other—net	5,559	–
Net cash from operating activities	17,507	–
Investing activities:		
Payments for time deposits	422	–
Proceeds from (purchases of) short-term investments, net	(2,900)	–
Proceeds from (purchases of) property and epuiment, net	(14,969)	–
Proceeds from (purchases of) investment securities, net	8,017	–
Proceeds from (purchases of) long-term investments, net	(7,812)	–
Other—net	(138)	–
Net cash from investing activities	(17,380)	–
Financing activities:		
Decrease in short-term borrowings, net	(20)	–
Repayments of installment debt	(156)	–
Increase in long-term borrowings, net	4,963	–
Dividends paid	(2,556)	–
Dividends paid to minority shareholders	(18)	–
Net cash from financing activities	2,210	–
Foreign currency translation adjustments on cash and cash equivalents	38	–
Net increase (decrease) in cash and cash equivalents	2,375	–
Cash and cash equivalents at beginning of year	44,583	–
Cash and cash equivalents at end of year	46,958	–

(4) Breakdown of Revenues by Service

(¥ Million)

	Six-Month periods ended September 30	
	2007	2006*5
Satellite Broadcasting*1	47,702	46,152
Satellite Communication*2	7,557	7,628
Wired Broadcasting*3	3,209	2,079
Other Operations*4	1,659	1,738
Total	60,128	57,599

*1Satellite Broadcasting includes JSAT's broadcasting-related operating revenues, operating revenues relating to satellite broadcasting of SKY Perfect (including revenues from proprietary content) and operating revenues of Data Network Center, PPVJ, Samurai TV, eTEN, and Multi Channel Entertainment.

*2Satellite Communications includes JSAT's communications-related operating revenues and operating revenues of Satellite Network and JSAT International.

*3Wired broadcasting includes wired broadcasting-related revenues of SKY PerfecTV! and operating revenues of OptiCast and Cable television Adachi.

*4Main elements of Other consists of advertising revenue for SKY Perfect, operating revenue related to JSAT's controlling services, and operating revenues of SKY Perfect Well Think and SKY Perfect Mobile.

*5The details for FY2006 are estimates for comparative purposes, and have not been audited.

IV. Number of Subscribers

(Thousands)

	1H/ FY2007	1H/ FY2006	Difference
Net addition of total subscribers:	50	76	(26)
SKY PerfecTV!	(68)	(6)	(62)
e2 by SKY PerfecTV!*[1]	102	73	29
SKY PerfecTV! HIKARI*[2]	16	9	7
Other Wired Services	1	1	0
Total subscribers at the period-end:	4,231	4,178	103
SKY PerfecTV!	3,685	3,727	(109)
e2 by SKY PerfecTV!*[1]	575	393	182
SKY PerfecTV! HIKARI*[2]	46	18	28
Other Wired Services	41	41	0
New individual subscribers:	241	228	13
SKY PerfecTV!	115	143	(28)
e2 by SKY PerfecTV!*[1]	104	73	31
SKY PerfecTV! HIKARI*[2]	19	9	10
Other Wired Services	3	3	0
Number of individual subscribers' churn:	204	169	35
SKY PerfecTV!	181	153	28
e2 by SKY PerfecTV!*[1]	19	13	6
SKY PerfecTV! HIKARI*[2]	2	0	2
Other Wired Services	2	2	0
Net addition of individual subscribers:	37	59	(22)
SKY PerfecTV!	(66)	(10)	(56)
e2 by SKY PerfecTV!*[1]	85	59	26
SKY PerfecTV! HIKARI*[2]	16	8	8
Other Wired Services	1	1	0
Individual subscribers at the period-end:	3,665	3,595	70
SKY PerfecTV!	3,136	3,245	(109)
e2 by SKY PerfecTV!*[1]	443	293	150
SKY PerfecTV! HIKARI*[2]	45	17	28
Other Wired Services	41	40	1
Annualized Churn rate of individual subscribers:	11.2%	9.5%	1.7%
SKY PerfecTV!	11.4%	9.4%	2.0%
e2 by SKY PerfecTV!*[1]	9.5%	10.0%	(0.5%)
SKY PerfecTV! HIKARI*[2]	11.6%	7.4%	4.2%
Other Wired Services	10.8%	11.6%	0.8%

*1 In February 2007, SKY Perfect Communications Inc. changed the name of its CS110 degital broadcasting service from SKY PerfecTV! 110 to e2 by SKY PerfecTV!

*2 In April 2006, SKY Perfect Communications Inc. changed the name of its broadcasting service via FTTH from HIKARI PerfecTV! to SKY PerfecTV! HIKARI. (The multichannel broadcasting service in Fukuyama-shi, Hiroshima, jointly operated with Energia Communications, Inc. and the channel lease service in Achi-mura, Nagano remain under the name of HIKARI PerfecTV! However, HIKARI PerfecTV! subscriber are counted as SKY PerfecTV! HIKARI subscriber.)

V. Summary of Consolidated Financial Statements
JSAT Corporation & SKY Perfect Communications Inc.

(3) Consolidated Balance Sheets

(¥ Million)

	Six-Month periods ended September 30, 2007	
	JSAT	SKY Perfect Communications
Assets:		
Current assets	50,221	70,269
Fixed assets	122,017	56,723
Total assets	172,238	126,992
Liabilities and shareholders' equity:		
Current liabilities	18,896	30,872
Long-term liabilities	66,546	2,951
Total liabilities	85,442	33,823
Shareholders' equity	87,702	93,065
Valuation and translation Adjustments	(1,111)	(3,349)
Minority interests	204	3,453
Total equity	86,796	93,169
Total liabilities and equity	172,238	126,992

(4) Consolidated Statements of Income

(¥ Million)

	Six-Month periods ended September 30, 2007	
	JSAT	SKY Perfect Communications
Revenues	19,342	44,972
Operating expenses	14,708	42,626
Operating income	4,632	2,345
Other income (expenses)	292	(49)
Ordinary income	4,924	2,297
Extraordinary gain (loss)	268	(2,290)
Income (loss) before income taxes and minority interests	5,192	6
Income taxes	2,409	(1,434)
Minority interests in net income	9	164
Net income (loss)	2,773	1,276

* For inquiries:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5571-1515 FAX: 03-5571-1790

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

November 15, 2007
SKY Perfect JSAT Corporation
Masao Nito, President and Representative Director
(Securities code: 9412, First Section of Tokyo Stock Exchange)
Contact: Tomonari Niimoto
General Manager, Public Relations & Investor Relations Department
TEL: 03-5571-1515

Pay-Per-View for Recent First-Run Movies
~ "MOGITATE Movie House SKY PerfecTV ! Cinemelon"~

SKY Perfect Communications Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito), a wholly-owned subsidiary of SKY Perfect JSAT Corporation (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito) , announced today that SKY Perfect wholly-owned subsidiary Pay Per View Japan Inc. (Minato-ku, Tokyo; Akira Tanaka, President and Representative Director; "PPVJ") has created the "MOGITATE Movie House SKY PerfecTV ! Cinemelon" service to broadcast recent first-run movies prior to their release on DVD. The new service is scheduled to begin during December 2007.

For inquiries, please contact:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5571-1515 FAX: 03-5571-1790

SKY Perfect Communications Inc.
News Release

SKY Perfect JSAT Group

November 15, 2007
SKY Perfect Communications Inc.

Pay-Per-View for Recent First-Run Movies
~ "MOGITATE Movie House SKY PerfecTV ! Cinemelon"~

SKY Perfect Communications Inc. (Minato-ku, Tokyo; Masao Nito, President and Representative Director; "SKY Perfect") has announced that SKY Perfect wholly-owned subsidiary Pay Per View Japan Inc. (Minato-ku, Tokyo; Akira Tanaka, President and Representative Director; "PPVJ") has created the "MOGITATE Movie House SKY PerfecTV ! Cinemelon*1" service to broadcast recent first-run movies prior to their release on DVD. The new service is scheduled to begin during December 2007.

"MOGITATE Movie House SKY PerfecTV ! Cinemelon" will broadcast the latest hit movies, masterpieces and limited-release quality art-house movies that are still showing in movie theaters or have just finished their theater runs during the space of time before release on DVD. These movies will be made available on limited-run pay-per-view*2 basis, showed every Friday night beginning at 21:00 on SKY PerfecTV ! and SKY PerfecTV ! HIKARI Ch. 174 (Perfect Choice). "MOGITATE Movie House SKY PerfecTV ! Cinemelon" will make it easy for families to enjoy movies that have recently completed a first run in theaters, or those movies that never arrived in local theaters.

This new service will not only serve as one step in revolutionizing pay-per-view services for customers who want to see the latest movies before their release on DVD, but will also create an entire new format for watching new movies. By serving as an interim broadcast platform for movies having recently completed a first run in movie theaters, "MOGITATE Movie House SKY PerfecTV ! Cinemelon" will create opportunities for even more customers across Japan to enjoy movies.

SKY Perfect and PPVJ will continue to explore new ways to provide convenient and easy ways for customers to watch pay-per-view broadcasts.

*1 About the name "MOGITATE Movie House SKY PerfecTV ! Cinemelon"
A service offering exciting, premium movie programming, available earlier than ever before through regular pay-per-view services.
*2 "Pay-Per-View Broadcast"
Broadcast format wherein customers pay a separate fee to view a single program.
PPV was introduced to Japan for the first time in 1996 under the brand "Perfect Choice" offered by PerfecTV ! (now SKY PerfecTV !). With broadcast content offered through several platforms, a total of 25 channels broadcast the latest Hollywood movies, domestic movies, sports, live music and other programming 24 hours a day.

* For inquiries:
SKY Perfect Communications Inc.
Public Relations Department
TEL: 03-5571-7600 FAX: 03-5571-1760

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

November 29, 2007
SKY Perfect JSAT Corporation
Masao Nito, President and Representative Director
(Securities code: 9412, First Section of Tokyo Stock Exchange)
Contact: Tomonari Niimoto
General Manager, Public Relations & Investor Relations Department
TEL: 03-5571-1515

Commencement of "Sky-Access Video" Satellite-based Video Transmission Service

SKY Perfect JSAT Corporation (Head office: Minato-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect JSAT") is pleased to announce that JSAT Corporation (Head office: Minato-ku, Tokyo; President and CEO: Kiyoshi Isozaki; "JSAT"), a 100% owned subsidiary of SKY Perfect JSAT, today released attached news release the commencement of "Sky-Access Video," a new satellite-based video transmission service, from December 1, 2007.

For inquiries, please contact:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5571-1515 FAX: 03-5571-1790

JSAT Corporation
News Release

SKY Perfect JSAT Group

November 29, 2007
JSAT Corporation

Commencement of "Sky-Access Video" Satellite-based Video Transmission Service
~Providing video transmission at guaranteed bandwidths throughout Japan~

JSAT Corporation (Head Office: Minato-ku, Tokyo; President and CEO: Kiyoshi Isozaki; "JSAT") today announced the commencement of "Sky-Access Video," a new satellite-based video transmission service, from December 1, 2007.

Compared to video transmission through most "best effort" Internet connections available today, the "Sky-Access Video" service is not reliant upon the number of transmission bases in the network. Instead, the service fully utilizes the advantages of satellite links to transmit video at guaranteed bandwidths to all bases. This feature enables JSAT to leverage the multicasting and real-time broadcasting capabilities of satellites to provide all bases in its service network in Japan, from those of corporate clients to various other organizations, with stable video transmission with no disparity in information quality.

This service will also utilize JSAT's YSCC Teleport (located in Midori-ku, Yokohama) to provide consistent service through a 24-hour, 365-day monitoring and operating schedule. Moreover, signals sent via satellite links are scrambled (encrypted), ensuring that critical information is protected with top-notch security when transmitted.

In combination with "Sky-Access IPcast," a satellite-based multicast transmission service launched in March 2007, JSAT has put in place a satellite-based video and IP signal transmission platform to meet the requests and needs of its customers.



[Overview of "Sky-Access Video"]
■ One connection covering all of Japan
■ High-quality video transmission
· Economy (2.5-3Mbps)
· Normal (3.5-4Mbps)
■ Grouping function
Wireless satellite facility
Network Operations Center
Multiplexing equipment
Encoder
JSAT/YSCC Teleport
"Sky-Access Video" service range
Satellite tuners
Dedicated line for video, etc.
Retail branch
Branch office
Head office

◇ Features of "Sky-Access Video"

- Effortless realization of real-time transmission of MPEG2-standard television signals
- Choice of two service types: economy (equivalent to 2.5~3Mbps image quality) or normal (equivalent to 3.5~4Mbps image quality)
- Possession of advantages unique to satellites: "multicasting to many bases," "broad nationwide coverage, including remote mountainous regions and islands," and "enhanced video transmission at guaranteed bandwidths"
- Adoption of DVB-CAS (global standard) conditional access system format

◇ Usage Scenarios

- Transmission of messages from senior management on a regular basis via internal broadcasts at companies
- Implementation of training seminars for branch office and retail staff nationwide
- Broadcasting of live TV images of various events to multiple locations when used in combination with satellite news vehicles
- Transmission of advertising video to storefronts and inside shops

◇ Sample Usage Fees

(Assuming 100 reception bases, normal service type (MPEG2 image quality equivalent to 3.5Mbps~4Mbps), and service usage of 12 hours per month)

▪Monthly Service Cost

	Unit price	Quantity	Amount
Basic system fee	¥100,000	1 contract	¥100,000/month
Basic reception management fee	¥500	100 reception bases	¥50,000/month
Satellite space segment fee		12 hours	¥2,240,000/month
Total			¥2,390,000/month

***Monthly cost per reception base ¥23,900**

- Does not include initial sign-up costs (contract fees, card issuance fees, card security deposit, etc.)
- Equipment costs (for satellite antenna rentals, tuners, antenna installation, etc.) are estimated separately

Use of this service also requires the following:

(1) A dedicated line connecting the transmission base to YSCC Teleport.

(2) Satellite antennas and tuners at each reception base.

◇ "Sky-Access " Service Website

For more information about the "Sky-Access" services, please refer to the website below
(available in Japanese only)
http://www.jsat.net/skyaccess/

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

November 30, 2007
Masao Nito
President and Representative Director
SKY Perfect JSAT Corporation
(TSE 1st Section, Code No. 9412)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations & Investor Relations Dept.
(TEL: 03-5571-1515)

Personnel Changes at Subsidiaries

SKY Perfect JSAT Corporation (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito) announces that SKY Perfect Communications Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito), a wholly owned subsidiary, today announced personnel changes. Details of the changes are attached.

* For inquiries:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5571-1515 FAX: 03-5571-1790

SKY Perfect Communications Inc.
News Release

SKY Perfect JSAT Group

November 30, 2007
SKY Perfect Communications Inc.

SKY Perfect Announces Personnel Changes

SKY Perfect Communications Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito) today announced the following personnel changes.

(As of December 1, 2007)

Name	New Post / Status	Previous Post
Takashi Yamasaki*1	Seconded to Cable television Adachi Corporation	Deputy General Manager, Finance & Control Group, General Manager, Human Resources & General Affairs Dept. and General Manager, SKY PerfecTV! Tokyo Media Center Construction Arrangement Dept.
Masami Sugai	General Manager, Technology & Development Group and General Manager SKY PerfecTV! Tokyo Media Center Construction Arrangement Dept.	General Manager, Technology & Development Group and SKY PerfecTV! Tokyo Media Center Construction Arrangement Dept.
Masato Ogawa*2	General Manager, Human Resources & General Affairs Dept., Finance & Control Group	JSAT Corporation

*1. Mr. Yamasaki is expected to be appointed a counselor of Cable television Adachi Corporation on December 1.

*2. Mr. Ogawa is also general manager of the Human Resources Dept., the Corporate Administration Division of SKY Perfect JSAT Corporation.

* For inquiries:
SKY Perfect Communications Inc.
Public Relations Department
TEL: 03-5571-7600 FAX: 03-5571-1760

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

December 4, 2007
SKY Perfect JSAT Corporation
Masao Nito, President and Representative Director
(Securities code: 9412, First Section of Tokyo Stock Exchange)
Contact: Tomonari Niimoto
General Manager, Public Relations & Investor Relations Department
TEL: 03-5571-1515

Total Registrations and Individual Subscribers as of the end of November 2007

SKY Perfect JSAT Corporation (Head office: Minato-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect JSAT") is pleased to announce that SKY Perfect Communications Inc. (Head office: Minato-ku, Tokyo; President and Representative Director: Masao Nito), a 100% owned subsidiary of SKY Perfect JSAT, today released attached news release regarding the number of total registrations and individual subscribers as of the end of November 2007.

* For inquiries:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5571-1515 FAX: 03-5571-1590

SKY Perfect Communications Inc.

News Release

SKY Perfect JSAT Group

December 4, 2007
SKY Perfect Communications Inc.

Total Registrations and Individual Subscribers as of the end of November 2007

SKY Perfect Communications Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director; Masao Nito; "SKY Perfect") announced the number of total registrations and individual subscribers as of the end of November 2007.

TOTAL	Total Subscribers*1*6	Individual Subscribers*2
New Subscribers	39,860	33,225
Churn	112,059	35,484
Churn Rate*3	31.4%	11.6%
Net Increase	-72,199	-2,259
Cumulative Total	**4,209,131**	**3,662,300**

* The total column shows the summed-up figure of cumulative totals of DTH Services and Wired Broadcasting Services.

SKY PerfecTV!	Total Subscribers*1	Individual Subscribers*2
New Subscribers	13,349	12,216
Churn	30,895	29,491
Churn Rate*3	10.3%	11.3%
Net Increase	-17,546	-17,275
Cumulative Total	**3,582,815**	**3,102,987**
e2 by SKY PerfecTV!	Total Subscribers*1*6	Individual Subscribers*2
New Subscribers	22,919	17,466
Churn	80,370	5,201
Churn Rate*3	163.4%	13.7%
Net Increase	-57,451	12,265
Cumulative Total	**532,903**	**467,590**
Cumulative Total of DTH Services*6	**4,115,718**	**3,570,577**

Multichannel Broadcasting Service through SKY PerfecTV! HIKARI *4	Total Subscribers*1	Individual Subscribers*2
New Subscribers	3,143	3,108
Churn	457	455
Churn Rate*3	11.1%	11.5%
Net Increase	2,686	2,653
Cumulative Total	51,909	50,331
Other Wired Broadcasting Services*5	Total Subscribers*1	Individual Subscribers*2
New Subscribers	449	435
Churn	337	337
Churn Rate*3	9.8%	9.8%
Net Increase	112	98
Cumulative Total	41,504	41,392
Cumulative Total of Wired Broadcasting Services	93,413	91,723

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay- subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to individual subscribers.

*2 Individual Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate: The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.
Monthly Churn Rate = Churns during the current month /Total subscribers at the end of the previous month x 12 months

*4 The multichannel broadcasting service in Fukuyama-shi, Hiroshima, jointly operated with Energia Communications, Inc. and the channel lease service in Achi-mura, Nagano, and Ena-shi, Gifu, that uses available fiber-optic network bandwidth will remain under the name of "HIKARI PerfecTV!"

*5 Other Wired Broadcasting Services: Other Wired Broadcasting Services refer to the number of multichannel broadcasting contract using SKY Perfect's digital broadcasting system, including cable television, excluding SKY PerfecTV! HIKARI.

*6 Starting December 1, 2007, the re-transmission method for certain channels in CATVs has been changed from the B-CAS method to the C-CAS method. This has, as a result, caused a change in the number of CATV re-transmission subscribers included in the institutional subscriber numbers of e2 by SKY PerfecTV!. Our policy is to count these as cancellations, and this is reflected in the number of total registrations subscribers. (There is no effect on the number of individual subscribers)

The breakdown of properties that have approved SKY PerfecTV! HIKARI and properties receiving the service as of the end of November 2007.

SKY PerfecTV! HIKARI	Properties that have approved service provision*7	Properties currently receiving service*8
Number of properties	776	1,726
Number of households*9	91,046	154,179

*7 Properties that have approved service provision: Those properties that, as of the end of each month, have concluded a broadcasting service (retransmission or multichannel broadcasting service) provision agreement. This figure also includes some properties for which service provision will commence in the following month or later, depending on when construction will be completed.

*8 Properties currently receiving service: Those properties to which, as of the end of each month, broadcasting services (retransmission or multichannel broadcasting service) are being provided and which are being charged for such.

*9 The number of households also includes as-yet-unoccupied households in new condominiums.

* For inquiries:
SKY Perfect Communications Inc.
Public Relations Department
TEL: 03-5571-7600 FAX: 03-5571-1760

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

December 7, 2007
Masao Nito
President and Representative Director
SKY Perfect JSAT Corporation
(TSE 1st Section, Code No. 9412)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations & Investor Relations Dept.
(TEL: 03-5571-1515)

Personnel Changes at Subsidiaries

SKY Perfect JSAT Corporation (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito) announces that JSAT Corporation (Head office: Minato-ku, Tokyo; President and CEO: Kiyoshi Isozaki; "JSAT"), a wholly owned subsidiary, today announced personnel changes. Details of the changes are attached.

* For inquiries:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5571-1515 FAX: 03-5571-1790

JSAT Corporation
News Release

SKY Perfect JSAT Group

December 7, 2007
JSAT Corporation

JSAT Announces Personnel Changes

JSAT Corporation (Headquarters: Minato-ku, Tokyo; President and CEO: Kiyoshi Isozaki) today announced the following personnel changes.

(As of December 7, 2007)

Name	New Post / Status	Previous Post
Toru Mizoguchi	Executive Officer Chairman & CEO, JSAT International Inc.	Executive Officer General Manager, Global Business Development Division
Kazuo Tomimura	General Manager, Global Business Development Division	Deputy General Manager ,Global Business Development Division

FILE No.
82—5113

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

December 13, 2007
Masao Nito
President and Representative Director
SKY Perfect JSAT Corporation
(TSE 1st Section, Code No. 9412)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations & Investor Relations Dept.
(TEL: 03-5571-1515)

Launch Schedule for Horizons-2 Communications Satellite

SKY Perfect JSAT Corporation (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito) announces that JSAT Corporation (Head office: Minato-ku, Tokyo; President and CEO: Kiyoshi Isozaki; "JSAT"), a wholly owned subsidiary, today announced launch schedule for Horizons-2 Communications Satellite. Details of the changes are attached.

* For inquiries:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5571-1515 FAX: 03-5571-1790

JSAT Corporation
News Release

SKY Perfect JSAT Corporation

December 13, 2007
JSAT Corporation

Launch Schedule for Horizons-2 Communications Satellite
- Planned for December 21 JST from French Guiana, South America

JSAT Corporation ("JSAT"; Head Office: Minato-ku, Tokyo; President and CEO: Kiyoshi Isozaki) today announced the following launch schedule for the Horizons-2 communications satellite, which is jointly owned with Intelsat (Headquarters: UK-ruled Bermuda), the world's largest satellite communications operator.

Horizons-2 is the second satellite that JSAT has jointly launched with Intelsat. The first satellite was Horizons-1, which covers continental North America and Hawaii. Horizons-1 was launched in October 2003 into a 127 degrees west longitude orbital slot, and has been used for communications between companies in North America, digital content distribution, and other services.

There is huge demand for satellite services in North America. Accordingly, Horizons-2 is scheduled to be used for corporate data communications, high-definition content distribution, and other services. In addition, combining these Horizons satellites with other JSAT-owned satellites will make possible a far-reaching network encompassing the U.S. mainland, Japan and other parts of Asia, and Oceania.

I. Launch schedule	December 21, 2007, 0614 (JST)
II. Launch site	Kourou base, French Guiana, South America
III. Launch vehicle	Ariane 5 rocket (Arianespace)
IV. Satellite specifications	(1) Satellite bus: STAR-2 (Orbital Sciences Corporation) (2) No. of transponders: 20 x Ku-band (3) Area of coverage: U.S. mainland and Caribbean coastal area (4) Orbital slot: 74 degrees west longitude (5) Design lifetime: 15 years

FILE No.
82—5113

SKY Perfect JSAT Corporation
News Release

RECEIVED
2008 FEB 10 A 9:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SKY Perfect JSAT Corporation

December 17, 2007
Masao Nito
President and Representative Director
SKY Perfect JSAT Corporation
(TSE 1st Section, Code No. 9412)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations & Investor Relations Dept.
(TEL: 03-5571-1515)

SKY Perfect Mobile, Inc. to Become Wholly Owned Subsidiary Following Share Purchase

SKY Perfect JSAT Corporation (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito) announces that as attached SKY Perfect Communications Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect"), a wholly owned subsidiary, today announced SKY Perfect Mobile, Inc. to become wholly owned subsidiary following share purchase of SKY Perfect following share purchase.

* For inquiries:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5571-1515 FAX: 03-5571-1790

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

December 17, 2007
SKY Perfect Communications Inc.

SKY Perfect Mobile, Inc. to Become Wholly Owned Subsidiary Following Share Purchase

SKY Perfect Communications Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect") today announced its decision to purchase all outstanding shares in SKY Perfect Mobile, Inc. (Head Office: Minato-ku, Tokyo; President: Jumpei Yokota; "SKY Perfect Mobile") held by three companies: ACCESS Co., Ltd. (Head Office: Chiyoda-ku, Tokyo; President: Toru Arakawa; "ACCESS"), J-Stream Inc. (Head Office: Shibuya-ku, Tokyo; President, CEO and Chairman: Kiyoshi Shiraishi; "J-Stream"), and NANO Media Inc. (Head Office: Minato-ku, Tokyo; President: Chiaki Fujino; "NANO Media").

SKY Perfect currently owns 4,896 shares of SKY Perfect Mobile, or 51.0% of the company's total shares issued. Following the intended purchase of 3,264 shares held by ACCESS (34.0% of total shares issued), 960 shares held by J-Stream (10.0% of total shares issued), and 480 shares held by NANO Media (5.0% of total shares issued), SKY Perfect Mobile will become a wholly owned subsidiary of SKY Perfect. Details regarding the purchase are found below.

1. Reasons for the Share Purchase
SKY Perfect is pursuing a services business targeting mobile phones, devices that are rapidly incorporating increasingly advanced functionality. In this business, SKY Perfect is mulling a possible entry into mobile multimedia broadcasting using the ISDB-T format of the future. Reflecting the need to retain flexibility in future business development in the mobile field, SKY Perfect has opted to convert SKY Perfect Mobile into a wholly owned subsidiary by acquiring all outstanding shares in the company held by ACCESS, J-Stream and NANO Media.

2. Profile of SKY Perfect Mobile, Inc. (As of September 30, 2007)
(1) Name: SKY Perfect Mobile, Inc.
(2) Representative: Jumpei Yokota, President
(3) Location: 1-14-14 Akasaka, Minato-ku, Tokyo
(4) Establishment: June 1, 2005
(5) Main businesses: Content delivery business for mobile terminals (including wireless LAN-compatible terminals); advertising and promotions business utilizing mobile terminals; settlement services business, including ID confirmation and billing related to e-commerce using mobile terminals
(6) Fiscal year-end: March
(7) Employees: 3
(8) Paid-in capital: 4.8 million yen
(9) Total shares issued: 9,600 shares
(10) Share composition and shareholding: SKY Perfect Communications Inc. (51.0%), ACCESS Co., Ltd. (34.0%), J-Stream Inc. (10.0%), NANO Media Inc. (5.0%)
(11) Recent business performance trends

(Thousands of yen)

	FY 2006	FY 2007
Net sales	20,189	47,587
Operating income	(113,782)	(226,808)
Recurring income	(113,782)	(226,131)
Net income	(114,023)	(241,616)
Total assets	412,789	162,406
Net assets	365,976	124,359

3. Purchased Shares

3,264 shares (34.0% of total shares issued) will be purchased from ACCESS Co., Ltd., 960 shares (10.0% of total shares issued) from J-Stream Inc., and 480 shares (5.0% of total shares issued) from NANO Media Inc.

4. Shares Purchased, Purchase Price and Shareholding Prior to and After the Purchase

(1) Shares held prior to purchase: 4,896 shares (Voting rights: 4,896 shares; Shareholding: 51.0%)
(2) Shares purchased: 4,704 shares (Voting rights: 4,704 shares; Purchase price: 59,011,680 yen)
(3) Shares held after purchase: 9,600 shares (Voting rights: 9,600 shares; Shareholding: 100%)

5. Purchase Timetable

December 25, 2007 (scheduled)	Date to sign contract for the transfer of shares
January 1, 2008 (scheduled)	Date for actual transfer of shares

6. Outlook

This purchase will have a nominal impact on consolidated business results for the fiscal year ending March 31, 2008.

---

* For inquiries:
SKY Perfect Communications Inc.
Public Relations Department
TEL: 03-5571-7600 FAX: 03-5571-1760

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

December 18, 2007
Masao Nito
President and Representative Director
SKY Perfect JSAT Corporation
(TSE 1st Section, Code No. 9412)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations & Investor Relations Dept.
(TEL: 03-5571-1515)

Personnel Changes at Cable television Adachi Corporation and OptiCast Marketing Inc.

SKY Perfect JSAT Corporation (Head office: Minato-ku, Tokyo; President and Representative Director: Masao Nito) announces personnel changes released today by SKY Perfect Communications Inc. (Head Office: Minato-ku, Tokyo; President, Representative Director: Masao Nito), a wholly owned subsidiary, for Cable television Adachi Corporation and OptiCast Marketing Inc., subsidiary of SKY Perfect Communications.

* For inquiries:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5571-1515 FAX: 03-5571-1790

SKY Perfect Communications Inc.

News Release

SKY Perfect JSAT Group

December 18, 2007
SKY Perfect Communications Inc.

Personnel Changes at Subsidiaries

Cable television Adachi Corporation (Head Office: Adachi-ku, Tokyo; President and Representative Director: Takashi Yamasaki), a subsidiary of SKY Perfect Communications Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito), announces that a Board of Directors meeting and extraordinary general meeting of shareholders today made a decision on changes to the directors. Details are as follows.

Personnel Changes regarding Directors (As of December 18, 2007)

Name	New Post / Status	Previous Post
Takashi Yamasaki	President and Representative Director	Counselor
Yoichi Ohe	Resigned	President and Representative Director

* For inquiries:
SKY Perfect Communications Inc.
Public Relations Department
TEL: 03-5571-7600 FAX: 03-5571-1760

SKY Perfect JSAT Group

December 18, 2007
SKY Perfect Communications Inc.

Personnel Changes at Subsidiaries

OptiCast Marketing Inc. (Head Office: Minato-ku, Tokyo; President and CEO: Yoichi Ohe), a subsidiary of SKY Perfect Communications Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito), announces that a Board of Directors meeting today made a decision on changes to the directors. Details are as follows.

Personnel Changes regarding Directors (As of December 18, 2007)

Name	New Post / Status	Previous Post
Yoichi Ohe	President and CEO	Executive Vice President and Board Director
Tatsuro Saitoh	Director	President and CEO

* For inquiries:
SKY Perfect Communications Inc.
Public Relations Department
TEL: 03-5571-7600 FAX: 03-5571-1760

FILE No.
82—5113

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

December 20, 2007
Masao Nito
President and Representative Director
SKY Perfect JSAT Corporation
(TSE 1st Section, Code No. 9412)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations & Investor Relations Dept.
(TEL: 03-5571-1515)

Launch Schedule for Horizons-2 Communications Satellite (Amended)

SKY Perfect JSAT Corporation (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito) announces that JSAT Corporation (Head office: Minato-ku, Tokyo; President and CEO: Kiyoshi Isozaki; "JSAT"), a wholly owned subsidiary, today announced launch schedule for Horizons-2 Communications Satellite (amended). Details of the changes are attached.

* For inquiries:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5571-1515 FAX: 03-5571-1790

JSAT Corporation
News Release

SKY Perfect JSAT Corporation

December 20, 2007
JSAT Corporation

Launch Schedule for Horizons-2 Communications Satellite (Amended)

JSAT Corporation (Head Office: Minato-ku, Tokyo; President and CEO: Kiyoshi Isozaki) had originally scheduled the launch of the Horizons-2 communications satellite, which is jointly owned with Intelsat, for 6:14 AM on Friday, December 21, 2007 (JST).

However, in order to perform additional checks on launch vehicle, JSAT Corporation announced today that the launch has been rescheduled for the following day, Saturday, December 22, 2007.

I. Launch schedule	December 22, 2007, 0614 (JST)
II. Launch site	Kourou base, French Guiana, South America
III. Launch vehicle	Ariane 5 rocket (Arianespace)
IV. Satellite specifications	(1) Satellite bus: STAR-2 (Orbital Sciences Corporation) (2) No. of transponders: 20 x Ku-band (3) Area of coverage: U.S. mainland and Caribbean coastal area (4) Orbital slot: 74 degrees west longitude (5) Design lifetime: 15 years

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

December 22, 2007
Masao Nito
President and Representative Director
SKY Perfect JSAT Corporation
(TSE 1st Section, Code No. 9412)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations & Investor Relations Dept.
(TEL: 03-5571-1515)

Successful Launch of Horizons-2 Communications Satellite

SKY Perfect JSAT Corporation (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito) announces that JSAT Corporation (Head office: Minato-ku, Tokyo; President and CEO: Kiyoshi Isozaki; "JSAT"), a wholly owned subsidiary, today announced successful launch of Horizons-2 communications satellite. Details of the changes are attached.

* For inquiries:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5571-1515 FAX: 03-5571-1790

JSAT Corporation
News Release

SKY Perfect JSAT Corporation

December 22, 2007

Press Release

JSAT Corporation

Successful Launch of Horizons-2 Communications Satellite

JSAT Corporation ("JSAT"; Head office: Minato-ku, Tokyo; President and CEO: Kiyoshi Isozaki) is pleased to announce that today it has successfully launched Horizons-2 communications satellite, which is jointly owned with Bermuda-based Intelsat Ltd., the world's leading satellite communications operator.

Horizons-2 lifted off at 6:41 a.m. (Japan Standard Time) from the Guiana Space Center in French Guiana by an Ariane5 launch vehicle. Horizons-2 was separated from its launch vehicle at 7:14 a.m.

Horizon-2 schedules to start its services in February 2008 after commencement of payload in orbit test.

Profile of Horaizons-2

I. Launch Time	December 22, 2007, 6:41 (JST)
II. Launch site	Kourou base, French Guiana, South America
III. Launch vehicle	Ariane5 rocket (Arianespace)
IV. Satellite specifications	(1) Satellite bus: STAR-2 (Orbital Sciences Corporation) (2) No. of transponders: 20 x Ku-band (3) Area of coverage: U.S. mainland and Caribbean coastal area (4) Orbital slot: 74 degrees west longitude (5) Design lifetime: 15 years

FILE No.
82—5113

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

January 7, 2008
SKY Perfect JSAT Corporation
Masao Nito, President and Representative Director
(Securities code: 9412, First Section of Tokyo Stock Exchange)
Contact: Tomonari Niimoto
General Manager, Public Relations & Investor Relations Department
TEL: 03-5571-1515

Total Registrations and Individual Subscribers as of the end of December 2007

SKY Perfect JSAT Corporation (Head office: Minato-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect JSAT") is pleased to announce that SKY Perfect Communications Inc. (Head office: Minato-ku, Tokyo; President and Representative Director: Masao Nito), a 100% owned subsidiary of SKY Perfect JSAT, today released attached news release regarding the number of total registrations and individual subscribers as of the end of December 2007.

* For inquiries:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5571-1515 FAX: 03-5571-1590

SKY Perfect Communications Inc.

News Release

SKY Perfect JSAT Group

January 7, 2007
SKY Perfect Communications Inc.

Total Registrations and Individual Subscribers as of the end of December 2007

SKY Perfect Communications Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director; Masao Nito; "SKY Perfect") announced the number of total registrations and individual subscribers as of the end of December 2007.

TOTAL	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	61,100	45,806
Churn	39,805	34,995
Churn Rate*[3]	11.3%	11.5%
Net Increase	21,295	10,811
Cumulative Total	**4,230,426**	**3,673,111**

* The total column shows the summed-up figure of cumulative totals of DTH Services and Wired Broadcasting Services.

SKY PerfecTV!	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	18,774	15,063
Churn	32,147	30,105
Churn Rate*[3]	10.8%	11.6%
Net Increase	-13,373	-15,042
Cumulative Total	**3,569,442**	**3,087,945**
e2 by SKY PerfecTV!	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	37,455	26,076
Churn	6,823	4,058
Churn Rate*[3]	15.4%	10.4%
Net Increase	30,632	22,018
Cumulative Total	**563,535**	**489,608**
Cumulative Total of DTH Services	**4,132,977**	**3,577,553**

Multichannel Broadcasting Service through SKY PerfecTV! HIKARI *[4]	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	4,400	4,207
Churn	486	483
Churn Rate*[3]	11.2%	11.5%
Net Increase	3,914	3,724
Cumulative Total	**55,823**	**54,055**
Other Wired Broadcasting Services*[5]	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	471	460
Churn	349	349
Churn Rate*[3]	10.1%	10.1%
Net Increase	122	111
Cumulative Total	**41,626**	**41,503**
Cumulative Total of Wired Broadcasting Services	**97,449**	**95,558**

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay- subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to individual subscribers.

*2 Individual Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate: The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.
Monthly Churn Rate = Churns during the current month /Total subscribers at the end of the previous month x 12 months

*4 The multichannel broadcasting service in Fukuyama-shi, Hiroshima, jointly operated with Energia Communications, Inc. and the channel lease service in Achi-mura, Nagano, and Ena-shi, Gifu, that uses available fiber-optic network bandwidth will remain under the name of "HIKARI PerfecTV!"

*5 Other Wired Broadcasting Services: Other Wired Broadcasting Services refer to the number of multichannel broadcasting contract using SKY Perfect's digital broadcasting system, including cable television, excluding SKY PerfecTV! HIKARI.

The breakdown of properties that have approved SKY PerfecTV! HIKARI and properties receiving the service as of the end of December 2007.

SKY PerfecTV! HIKARI	Properties that have approved service provision*6	Properties currently receiving service*7
Number of properties	806	1,791
Number of households*8	93,512	161,669

*6 Properties that have approved service provision: Those properties that, as of the end of each month, have concluded a broadcasting service (retransmission or multichannel broadcasting service) provision agreement. This figure also includes some properties for which service provision will commence in the following month or later, depending on when construction will be completed.

*7 Properties currently receiving service: Those properties to which, as of the end of each month, broadcasting services (retransmission or multichannel broadcasting service) are being provided and which are being charged for such.

*8 The number of households also includes as-yet-unoccupied households in new condominiums.

* For inquiries:
SKY Perfect Communications Inc.
Public Relations Department
TEL: 03-5571-7600 FAX: 03-5571-1760

FILE No.
82—5113

BRIEF DESCRIPTION OF SEMI-ANNUAL REPORT

The Semi-Annual Report for the six month period from April 2, 2007 through September 30, 2007 prepared in accordance with Articles 24-5 of the Financial Instruments and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau on December 20, 2007 through EDINET (Electronic Disclosure for Investors' Network).

END